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Follow-Up Materials

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REGISTRANT'S NAME Deutsche Lufthansa

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APR 30 2004
THOMSON FINANCIAL

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FILE NO. 82- 4691 FISCAL YEAR 12-31-03

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82-4691

Deutsche

Lufthansa

Annual Report 2003

ARIS
12-31-03

Advance copy
– Excerpt –

Embargo: 25 March 2004, 10:00 hrs a.m.

Contents

Lufthansa Group:
Key Data

		2003	2002	Change in per cent
Revenue	€m	**15,957**	16,971	-6.0
of which traffic revenue	€m	**11,662**	12,032	-3.1
EBITDA	€m	**1,654**	2,747	-39.8
EBIT	€m	**-444**	1,367	-
Loss/profit from operating activities	€m	**-147**	1,592	-
Net loss/profit for the period	€m	**-984**	717	-
Operating result	€m	**36**	718	-95.0
Capital expenditure*	€m	**1,155**	880	31.3
Operating cash flow	€m	**1,581**	2,312	-31.6
Total assets	€m	**16,732**	19,137	-12.6
Shareholders' equity	€m	**2,653**	4,125	-35.7
Employees as of 31 December 2003		**93,246**	93,796	-0.6
Staff costs	€m	**4,612**	4,660	-1.0
Losses/earnings per share	€	**-2.58**	1.88	-
Dividend paid	€	**-**	0.60	-

**Capital expenditure without equity.*

Previous year's figures not comparable due to changes in the group of consolidated companies.

Statements according to International Financial Reporting Standards (IFRS) taking account of the interpretations by the International Financial Reporting Interpretations Committee (IFRIC).



Executive Board of
Deutsche Lufthansa AG

Ladies and Gentlemen,
2003 was an extremely challenging year. It involved a great deal of hard work and strenuous effort. The threefold crisis – the war in Iraq and the resultant latent fear of terrorist attacks, the SARS epidemic and the weak global economy – dented demand, exerted additional pressure on prices, and weighed heavily on our result.

In spite of that, Lufthansa stayed on course, and proved its stability in turbulent times. Thanks to our flexibility and the commitment of our employees, we were able to turn around a record loss of €415m in the first quarter and generate a small operating profit of €36m by the end of the year.

Extraordinary write-downs totalling €783m, accounted for mainly by LSG Sky Chefs, resulted finally in a net loss of €984m. Against this background, we cannot, unfortunately, propose the payment of a dividend. Despite the external factors, however, it should be positively noted that net indebtedness was halved to €591m, investments totalling €1.2bn were financed out of the cash flow, liquidity reserves were kept at a customary high level and the operating cash flow amounted to €1.6bn.

While we cannot be satisfied with the result, the outlook for the company is improving, thanks to clear, future-oriented initiatives. These are taking effect in all our business segments and concern innovative product developments, as well as consistent cost-reducing programmes and portfolio measures. In a year characterised by a threefold crisis, we have invested in projects that will make us fit for the future. I am confident that Lufthansa will continue to gain in appeal – among our customers, our investors, our employees, our suppliers and the public at large.

In 2003 Lufthansa overcame the crisis and at the same time not only received various awards, but also gained new strategic partners, received very positive customer feedback and achieved a completely smooth transition at the helm of the company and in the Supervisory Board. Lufthansa is firmly anchored in the Sustainability Index, is a firm fixture in the Dax Prime

Standard and outstrips the Dax by 14 per cent. All this means new, additional commitments for the Executive Board, for the leaner management of the Group, and for all the 93,000 employees from 150 nations, who are active worldwide, working as a team for their company, Lufthansa.

We are indeed prepared for the market challenges and the opportunities that arise. And we are also working on our weak points. Strategically, we are aligning ourselves to take on the new challenges that lie ahead:

- a further opening of the markets and gradual consolidation in the airline sector
- an Open Aviation Area between the EU and the United States and other regulatory frameworks
- competitive pressures from segmentation and no-frills providers
- IT solutions and an automated customer service within the Star Alliance
- industry-specific solutions in the Logistics segment
- changing demand in the Catering segment from "buy-on-board" to "culinary excellence"
- growing technology requirements/technological advances in the MRO segment
- a broad spectrum of customer requirements in the Leisure Travel segment, ranging from package tours to à la carte holiday menus.

But first and foremost, we must be alert, versatile, flexible and quick to respond, and in each instance we must focus on our core competence. Our portfolio is stable, but not static.

The major issues confronting us at present can be summarised as follows: LSG Sky Chefs is currently implementing its biggest cost-cutting and lean production programme. In addition, the company has begun to refocus on the airline catering segment. Thomas Cook has analysed and is now tackling the immense problems caused by a weak market. We have the fullest confidence that the new management will succeed in implementing the right solutions quickly.

We were able to conclude our efficiency-boosting programme, D-Check, with excellent results. Our target was to generate about €1.1bn in additional cash flow within three years. On its completion, the Group-wide project had achieved a sustainable improvement of €1.6bn. But despite these appreciable cost-savings, we will not cut corners with regard to safety or service. We will not save money at the customer's expense – on the contrary.

We are investing in new aircraft, such as the Airbus A340-600 and the Airbus A330-300, as well as in innovative products, such as our new Business Class on long-haul routes and we are enhancing our Business Class on European routes. All Lufthansa lounges and exclusive waiting rooms worldwide are being equipped with wireless LAN technology. And we are the first airline to offer passengers FlyNet – inflight Internet access – on long-haul flights, to mention just a few examples of the innovative strength of the aviation group.

What we gain from our enhanced attractiveness, efficiency and thrift we will invest in product improvements, which will reinstate us on a growth path. We have developed an action plan to this end. With the aid of the "Future European Operations" programme, we are restructuring our short-haul operations. We are optimising the structure of our airline partnerships, increasing the efficiency of our production and differentiating our range of products. In order to sustain growth we are working with the social partners to push ahead the "Concerted Campaign Human Resources". At the same time, the regulatory framework for Germany's air traffic must be improved. We hope to make progress in this area with the initiative "Air Traffic for Germany", which we have launched together with the airports, German air traffic control and the government. Altogether that means savings of €1.2bn within three years. Our aim is to secure the future through profitable growth. This will not only open up new perspectives for our customers, our shareholders and for Lufthansa employees, but our suppliers and Germany as a location will also benefit from this.

Furthermore, we are well positioned, thanks to our Star Alliance, the largest and most successful global airline network. With the accession of Asiana, Spanair and LOT last year, three renowned carriers have joined our alliance. US Airways will follow in the summer of 2004, and South African Airways, who will be an important partner for us, is planning to join the Star Alliance at the earliest possible opportunity. We provide the best and most comprehensive network worldwide – and that will remain so, even after the merger of Skyteam and Wings. In the logistics sector, the world's first cargo alliance, WOW, is meeting with a positive response, and we are also pinning our hopes on alliances at a regional level. "Lufthansa Regional", which unites different carriers under a joint banner, will enable us to exploit market opportunities more fully by optimising capacity utilisation and route planning, while synergy effects will lower costs.

2003 was a groundbreaking year – not only for the aviation industry, but also for Germany as a business location. Across the political spectrum, it seems, awareness has seemingly grown that far-reaching changes are afoot and must be implemented. The reforms that have been embarked upon are a good start.

Yet despite all these positive signs, my forecast for 2004 must remain cautious. Even if the omens are good, we will have a lot of hard work to do to achieve the success we aspire to. We are all aware that we need to sustain profitability if we are to expand significantly, which is our aim. Lufthansa is mobile, and at the same time stable. Lufthansa is an airline you can rely on, and it is an aviation group with excellent prospects and a global presence.

Finally, allow me to express my thanks – and also those of the entire Executive Board – to you, our shareholders, for the confidence you have placed in us. And I hope that in future we will continue to have many reasons to be proud of this great company and the achievements of its highly motivated employees.



Wolfgang Mayrhuber
Chairman of the Executive Board of Deutsche Lufthansa AG



Wolfgang Mayrhuber





Dr. Karl-Ludwig Kley



Stefan Lauer

Action plan to secure long-term competitiveness

Lufthansa aims to grow profitably as a network carrier from Europe in the future despite profound change in the competitive environment. To meet the challenge, it is implementing a package of measures in an action plan aimed at containing costs and stimulating demand, especially in the premium segment, so as to improve results by €1.2bn by 2006.

Alongside the lingering crisis in the international airline business, Lufthansa is additionally confronted in its home market by competition from a growing number of no-frills carriers and their lasting impact on consumer travel patterns. In order to adapt to these structural changes in the industry and return to profitable growth, Lufthansa has adopted a package of measures in an action plan, which is aimed at improving results by €1.2bn by 2006 at the latest. Our objective is to realise a drastic reduction in costs and significantly improve our product, especially in the premium sector, so as to stimulate demand for business travel and thereby achieve better results.

The action plan is fourfold in scope: It envisages contributions towards cost-cutting from external and internal suppliers as well as the staff. Furthermore, production processes are to be tightened and the underlying conditions governing air traffic operation in Germany improved. The ultimate aim of all these measures is to lower unit costs at Lufthansa German Airlines to 7.43 cents per available seat-kilometre.

Reducing the cost of operating in Germany

The major project in respect of external suppliers is the initiative "Air Traffic for Germany". In this joint initiative, the federal government and individual states have joined forces with operators in the air transport business in a bid to improve the competitiveness of companies operating from a German base and secure the industry's growth for the future. Under the aegis of the Federal Transport Ministry, the participants in the project are Lufthansa representing the airlines, German Air Traffic Control (DFS), officials from diverse government departments and as representative of the airports, Fraport AG and Munich Airport. The principal focus is on boosting efficiency

Lufthansa Action Plan
to secure long-term competitiveness


External providers €300m
Production framework & processes €300m
Internal providers €300m
Staff €300m

Elements of the programme and their contribution to result improvement coupled with cost-trimming at all stages in value creation. The common aim of the project participants is to reduce the expense of operating in Germany by 20 per cent. A number of committees began work in the autumn of 2003, initial results are expected in the spring of 2004.

New sales model in Germany

Steps have also been taken to sharply reduce distribution costs. For that purpose, Lufthansa has launched a new sales model which becomes effective on 1 September 2004. On that date, the airline will stop agency commissions on flight sales. Travel agents will then operate as brokers, making the ticket price more transparent for customers. In future, the end-price of a ticket bought at a travel agency will be made up of the net price for the Lufthansa flight including taxes and charges plus any service fee travel agents may charge at their discretion for booking the flight and ticket issuance. Additionally, Lufthansa is expanding direct sales and making ticket purchase on the Internet more attractive with online discounts. Together, these measures are designed to trim distribution costs by €100m yearly.

Better purchasing with partner airlines

Further cost savings are destined to come from e-procurement and joint buying with Star Alliance partners. One example of this approach is the five-year agreement reached between the alliance airlines and BEA Systems in January 2004 on joint utilisation of BEA application infrastructure software. This agreement will enable each airline to lower its IT cost structure significantly. Air Canada, Austrian Airlines and Lufthansa are also anticipating better terms from joint specification and procurement of regional aircraft. The use of e-procurement, and the rigorous control of purchase activities, has in recent years already reduced procurement expense at the Lufthansa Group by a yearly five per cent. These measures are to be expanded further.

Internal suppliers – the companies in the Lufthansa Aviation Group – have been challenged to develop their own in-house cost-cutting programmes as their contribution towards placing the Group on a stronger competitive footing. The aim in this instance is to reduce costs by 300 million euros.

Flexible working hours

In the drive to curb personnel expenses, increasing productivity is the principal focus of the "Concerted Campaign Human Resources". In cooperation with employee representatives, steps are being taken to develop plans that allow working hours to be adapted swiftly to market change and save on labour costs. Special arrangements are being sought for individual business segments to enable their cost structures to be matched with those of competitors and thereby maintain the Group's competitiveness. Furthermore, administrative routines are to be trimmed and simplified. On the issue of working hours, one subject on the agenda is that of yearly working-time systems designed to improve flexibility. Lufthansa is currently in intensive dialogue with the staff representatives as well as the ver.di public service workers' union, the UFO independent flight attendants' union and the Vereinigung Cockpit pilots' union.

Restructuring continental traffic

In the efforts to save on production costs, the core project is the "Future European Operations" programme. The programme encompasses all the measures that are being taken to revamp and improve results in Lufthansa's domestic and European traffic. The first step in this direction was the launch of the new Lufthansa Regional brand on 1 January 2004. Its aim is to intensify and lend greater thrust to cooperation in regional traffic between Lufthansa and regional partners such as Air Dolomiti, Augsburg Airways, Contact Air, Eurowings and Lufthansa CityLine. Flights are now being operated in the wet-lease mode with Lufthansa shouldering responsibility for coordination of flight schedules in line with market requirements in the regional network. The regional partners profit from know-how transfer and joint reserve planning of aircraft. This common branding generates synergies, optimises processes, lifts productivity and avoids unnecessary costs.

In European traffic, Lufthansa is taking a package of measures to boost efficiency and productivity so as to generate a contribution of €300m. The aim is to increase the profitability of flight operations by shortening aircraft downtime on the ground, making better use of capacities and operating more flights. A crucial contribution towards this will come from plans to "flatten" peaks in traffic volumes at the Frankfurt Airport hub by spreading flights out more evenly during less busier times over the day. This procedure worked out in tandem by airport experts, Air Traffic Control and Lufthansa shortens holding patterns and approach flights, boosts efficiency and improves on-time arrival. Aside from other benefits, its introduction is calculated to save 50,000 tonnes of jet fuel annually. It will additionally allow the number of hourly flight movements to be increased.

Furthermore, Lufthansa has raised the productivity of its continental fleet by about ten per cent by revising its flight schedules. Decentralised flights, that are not routed through the Frankfurt and Munich hubs, will be operated in the ping-pong mode involving point-to-point services between two destinations. This simplifies aircraft rotation by reducing the complexity of flight scheduling, increases the number of daily flight hours and lowers costs. Earlier programmes, such as "Operational Excellence", have enabled a further shortening of groundtime by optimising work processes. Groundtime has been cut to a mere 25 minutes on decentralised, intra-German routes; five minutes have also been pared from groundtime in Frankfurt. In the "Future European Operations" project, a variety of other cost-saving measures are under scrutiny to assess their suitability for meeting customer needs and for implementation in the production system.

D-Check exceeds target by almost 50 per cent

On 15 February 2004, we concluded our highly successful D-Check programme. Launched in the spring of 2001, the programme's objective was to improve annual cash flow lastingly in the space of three years by about €1.1bn by optimising processes across the board in the Group's operations. The focus was both on lowering costs and on raising earnings.

D-Check final result


Target
1,078
Final result
1,604
in €m

Contribution of Business segments


IT Services €35m
Others* €6m
Corporate Functions €85m
Passenger Business €1,119m
Logistics €148m
MRO €85m
Catering €126m

*Service and Financial Companies.

In its three-year duration, the D-Check boosted cash flow by a total €1.6bn, surpassing the original target by close to 50 per cent. Of the total, the major contribution of €1.1bn came from the passenger business, followed by €148m from the logistics business segment and €126m from the catering operation. The MRO business segment contributed €85m, IT services chipped in €35m and the service and financial subsidiaries €6m. These extremely good results from the D-Check programme reflect highly creditably on the commitment of the entire staff. Group-wide, no less than 1,320 measures and individual projects were identified and implemented. Among them were major projects such as the "Fleet Assigner" IT system utilised in the passenger business to adjust aircraft-capacity planning to ongoing demand. Another was the "Eagle" revenue management system implemented at Lufthansa Cargo. The MRO business generated millions of additional earnings by professionalising the marketing of its materials and parts inventories. The Finance division reduced costs by 30 per cent by centralising its commercial activities in the field in three shared-service centres.

The D-Check programme concentrated exclusively on projects with a sustained impact. In other words: From 2004 onwards, the cash flow improvements already realised within the programme will continue to influence the future development of Group results. The cost-savings generated by the project will be anchored in the budgets of the diverse business segments and will also be taken into account in operative corporate planning.

In February 2003, the incipient signs of a slowdown prompted the Executive Board to adopt a variety of additional measures, among them the D-Check "Cash-100" initiative, to safeguard our results. Independently of the ongoing D-Check targets, the "Cash 100" project was launched in a bid to generate additional cash flow for 2003 totalling around €100m. It overshot that target by a wide margin by generating €255m.

Improvements in 2003

Advanced efficiency resulting from D-Check projects lifted cash flow in the 2003 business year by €1.2bn. In the Profit-and-Loss account, the improvement is reflected principally by €320m in traffic revenue, by €270m in materials costs and €370m in other operating income. However, those positive effects were in part dampened by external, constrictive factors such as declining yields, volume downturn and adverse currency movements.

Although the D-Check programme may have ended, the quest for lasting efficiency improvement will continue throughout the Group. The D-Check and the continuing crisis in the airline industry has heightened awareness of the challenges facing us among the workforce: The staff will press ahead optimising processes in order to hone the Group's competitive edge for the purpose of entrenching Lufthansa's position as a premium network airline well equipped to share in future industry growth.

Flexibility of pay settlement helping to overcome crisis

Lufthansa is plotting a new course in the human resources field. A crisis clause in the collective labour agreement enabled us in 2003 to swiftly reduce staff costs without the need for compulsory redundancies. Lufthansa is among the pioneers in cutting red tape, e.g. through the electronic wage tax card. And the Company's widespread use of IT and the internet also encompassed recruitment management.

The year 2003 failed to bring the recovery which the world aviation industry had been hoping for. Lufthansa was forced to reduce its available capacity, which it had just increased moderately, and to take renewed cost-cutting measures with corresponding consequences for the employees. On 31 December a total of 93,246 men and women were employed by the Lufthansa Group, a year-on-year drop of 0.6 per cent despite the changes in the group of consolidated companies. Staff costs too were 1.0 per cent lower than in 2002. On a comparable basis adjusted for the changes in the group of consolidated companies they fell by as much as 3.4 per cent compared with the previous year.

Measures to overcome the crisis

In the year under review Lufthansa for the first time invoked the crisis clauses contained in the pay settlement 2003/2004. These permit the weekly working time to be cut by 1.5 or 2.5 hours with a proportionate drop in income if revenue, transport volumes or contract levels fall 10 or 15 per cent below the corresponding prior-year figures. On 15 April Lufthansa AG introduced the first stage (a 36-hour week) for ground staff and on 26 May the second stage (a 35-hour week). The Company gradually returned to normal working times up to 1 September. A total of around 10,000 employees were affected by the short-time working measures based on the terms of the pay settlement. For cabin staff short-time working was ordered from 1 April to 30 June 2003. A contribution towards overcoming the crisis was likewise agreed with Vereinigung Cockpit, a trade association which represents pilots' interests. It provides for a non-recurrent sacrifice of three unremunerated days, which takes the form of temporary part-time working or advanced holiday leave. In the Catering segment a special settlement was agreed. The flexible working-time arrangements with a time corridor and an annual time account made it possible to respond more quickly to the changes in the course of business and seasonal fluctuations at the individual locations. These measures were reinforced by a Group-wide recruitment freeze, the curtailment of cost-intensive personnel measures such as training programmes and greater recourse to part-time employment contracts. All in all, these measures led to aggregate savings of €52m.

In order to secure the Company's commercial viability on a lasting basis and to return to a path of profitable growth, a programme to safeguard earnings was launched (see page 16). One of the components of this programme is the "Concerted Campaign Human Resources". Together with the staff representatives, Lufthansa intends to develop concrete measures to lastingly reduce staff costs and increase productivity. The negotiations with the principal trade union ver.di, the flight attendants' association UFO and the pilots' federation Vereinigung Cockpit as well as with the in-house staff representation councils have already commenced.

Staff
Lufthansa Group
by business segments


Service and Financial Companies 644
IT Services 3,159
Passenger Business 34,559
Catering 31,734
MRO 18,075
Logistics 5,075

Total number of employees as of 31 Dec 2003: 93,246

Staff trends in the various business segments
The number of employees developed differently in the individual business segments. In the largest business division – the Passenger Business segment – the number of employees on 31 December 2003 fell by 0.2 per cent over twelve months to 34,559, despite the first-time consolidation of Air Dolomiti. The largest decrease was recorded by the Catering segment, which had to contend with a sharp reduction in the in-flight service of US airlines. At the end of 2003 the LSG Sky Chefs group had a headcount of 31,734, which was 6.2 per cent fewer than a year before. The workforce of the Logistics segment likewise contracted by 1.5 per cent. The number of people employed by the MRO segment grew by 10.2 per cent relative to 2002. If the newly consolidated companies are disregarded, however, the staff expansion came to only 2.6 per cent. The business segment IT Services similarly registered a marked upsizing of its employee total to 3,159 (+6.2 per cent). The outsourcing of IT operations by DekaBank and Thomas Cook AG created new jobs in the Systems group.

The share of female staff within the Lufthansa Group rose marginally over twelve months to 42.0 per cent. The highest percentage of 65.0 per cent was again scored by the Passenger Business segment. In 2003 the respective share of women occupying middle and senior management positions declined slightly. Of the 800 senior executives 12.3 per cent were female.

At 37 per cent the share of Lufthansa staff employed outside Germany matched the prior-year total. The job-shedding at the LSG Sky Chefs group was counterbalanced by the additional inclusion in the group of consolidated companies such as Shannon Aerospace and Air Dolomiti. In Germany employment trends showed a mixed picture. The expansion of the Munich hub caused the number of employees there to grow by 2.6 per cent. In Frankfurt, too, the level of employment increased a little compared with 2002 by 1.3 per cent. In Hamburg (–1.1 per cent), Berlin (–4.9 per cent) and Cologne (–4.1 per cent), by contrast, the number of jobs declined.

Highest ever number of apprentices
In spite of the crisis, all suitably qualified and keen trainees were last year offered an employment contract within the Lufthansa Group at the end of their apprenticeship. In the year under review 588 young persons began training for a state-recognised vocation within the Lufthansa Group; hence the fresh intake of trainees remained at the previous year's high level. On 31 December 2003 the Lufthansa Group had a total of 1,823 apprentices and trainees on its books; this is the highest number ever. Of that total, 257 are being trained outside Germany. On the other hand, the continuing crisis meant that the number of new service professionals and the need for young pilots both declined sharply compared with 2002. In the year under review 514 young persons (–48 per cent) attended courses related to customer services, while Lufthansa was able to take on only 65 freshly qualified pilots from our commercial pilot school as opposed to 273 in 2002.

Staff remuneration
In spring 2003 management and unions agreed the currently applicable pay settlement for ground and cabin staff in line with the recommendations made by the neutral mediator, the former Federal Minister Dr. Klaus von

Revenue per full time equivalence
Lufthansa Group


2003 183
2002 197
2001* 199
2000 244
1999 216

in €thousand

**Difference due to changes in the group of consolidated companies.*

Dohnanyi. The two-stage increase in pay rates contained in that deal – the first backdated to 1 January 2003 (3.2 per cent) and the second from 1 October 2003 (1.8 per cent) – were implemented in the year under review. During the term of the present agreement which runs until 31 December 2004 there will be a further rise in remuneration of 1.2 per cent as from 1 May 2004.

In 2003 the employees also received a profit-related bonus for 2002 amounting to 1.8 per cent of the annual average remuneration. They were given the option of choosing between a cash payout and the acquisition of Lufthansa shares. Around half of the staff chose the share option (see page 85).

Senior staff with individual salary contracts receive, over and above their fixed salary, a performance-related variable compensation the amount of which is based on meeting their individually agreed performance target and on the Company's result. For Lufthansa's management the individual performance targets in 2003 were concluded for the first time on the basis of the "LH-Bonus" system. "LH-Bonus" couples the variable remuneration component to the creation of value by the Company and is thus a fundamental element of Lufthansa's value-based Group management strategy. Prior to the latest round of performance target meetings all executives were familiarised with the new system in a total of 53 briefings. The bonus is payable after the end of the financial year 2003 and rewards both individual performance and the success of the Group as well as of the business segments. 60 per cent of the bonus depends on whether the value-based targets defined for the Group as a whole and for the individual segment were met. Senior staff with individual salary contracts can also take part in the stock programme "LH-Performance" (see page 86).

Career development programme for executives

As part of the executive career development system "Lufthansa Executive Asset Management" (eXam) Lufthansa last year carried out its first corporate management grading exercise. The grading procedure uses standard instruments to assess the performance and potential of each management cadre. The findings then form the basis for the future steering of the Group's pool of management resources.

In the year under review the first "PIONEERS" programme aimed at nurturing potential managers was implemented. Under this scheme ten of our best up-and-coming executives in middle management were monitored and fostered intensively for a whole year. The objective is to prepare outstanding young people early on to assume positions in higher management.

VBL-equivalent superannuation plan replaced by corporate pension scheme

In summer 2003 Lufthansa, in agreement with its labour negotiating partners, replaced the existing VBL-equivalent superannuation plan for ground and cabin staff by a conventional corporate pension scheme with effect from 1 January 2002. The pension entitlements accruing to employees until then under the old plan will be honoured in a grandfathering arrangement.

Upon being partly privatised in 1994 Lufthansa withdrew from the German supplementary pension scheme for public-sector employees, known as VBL. The negotiating partners opted to continue the previous arrangement on an internal basis and to keep it oriented to the terms and conditions of the VBL system. For new staff recruited from 1995 onwards a contribution-based company pension scheme was set up. When the VBL system was restructured, Lufthansa decided to completely decouple its supplementary pension scheme from the VBL and to merge it with the contributory scheme for later recruits. This new Group-wide contribution-oriented corporate pension scheme gives Lufthansa greater planning certainty.

Growing digitalisation of the workplace

In the ever fiercer international competitive setting the use of information technology is gaining increasing importance. Lufthansa deploys e-products in a wide array of processes. A case in point is "eBase". This Group-wide working, information and communication platform provides Lufthansa's staff with a unique electronic workstation environment. An SAP portal and a content management system lay the basis for joint initiatives, mutual support or the multiple use of web-based digital processes. Segment-specific applications for supporting the work processes were developed and integrated together with the individual divisions. More than 90 web projects are either planned or have already been implemented and will simplify or accelerate a number of administrative processes. In the human resources department steps were taken in the direction of business intelligence with interactive "self-services" such as attendance records, business travel account settlement and a web-based idea management system. A digital workstation for managers supports management processes and helps to reduce administrative outlay. It can, for example, access target/actual figures and historical data from the intranet in the most varied levels of aggregation. With "eBase" the form of cooperation in teams and projects also takes on a new dimension: joint working across distances becomes a routine matter – for example "virtual team rooms" which facilitate a seamless integration into work processes and improve contactability.

Aboard the aircraft, too, new electronic tools are available with the "Fly Book", which previously pilots had to carry around with them in the form of printed manuals.

Innovative eRecruiting

The use of IT technology has made it possible to optimise recruitment management. A common IT infrastructure for a Group-wide recruitment management system was elaborated and a digital process established which streamlines and speeds up the workflow and thus reduces costs significantly. eRecruiting is being progressively introduced into the staff enrolment routine and is gaining added importance within the Group. In 2003 more than half of all applications were already submitted online, and the percentage is set to grow further. Other recruitment components that have been shifted to the web are the initial contacting of potential employees and the first steps in the process of selecting the candidates. The system is intended to support early pre-selection and to allocate applicants to the most suitable department on the basis of their existing qualifications. This improves the process and reduces the traditional costs of HR marketing and administration. In this connection the portal www.be-Lufthansa.com serves as a strategic distribution platform.

Lufthansa's pioneering role in reducing red tape

As a first user Lufthansa is supporting an innovative IT system which optimises processes and reduces costs in the field of personnel administration. For instance, computer-generated compensation certificates for sickness benefit, child sickness benefit and maternity benefit can be transferred electronically to the public health insurance institutions. Similarly, in future the contribution records will be transferred in digital form to the social security funds. This not only obviates the need for traditional mailings, it also facilitates the direct entry of the data into the corresponding systems. This procedure was developed in tandem with the information service point of the statutory health insurance scheme (ITSG), the national federations of the health insurance institutions, the Working Group on Economical (AWV) and the software company SAP.

Lufthansa is likewise a pilot user of the development "electronic wage tax card". In future Lufthansa will transmit the wage tax card data for the 65,000 affected employees in Germany direct to the tax authority. Instead of a physical card bearing the record of his annual salary and deductions, employees will receive in future a computer printout verifying the transfer of the data. The new procedure was developed together with the Federal Ministry of Finance, the "Elster Lohn" project, the State Finance Ministry in North Rhine-Westphalia and the Working Group on Economical Administration (AWV). It should make the wage tax card superfluous in future. Together with other involved parties Lufthansa is supporting further initiatives of the Federal Ministry of Economics and Labour aimed at reducing red tape.

Awards for Lufthansa Cargo and Lufthansa Technik

In January 2004 Lufthansa Cargo was awarded first prize in the competition "Top Job – Top SME Employer" and thus is now officially acknowledged as one of the most attractive employers in Germany. Among the assessment criteria were the integrity of the human resources management philosophy, the remuneration concepts and the company's family and social orientation. The competition is overseen by academics at the Institute for SME Economy at the University of Trier.

On 4 December Lufthansa Technik won the German Employers' Training Prize 2003. In awarding this distinction, the German national employers' federations honoured the quality management of the initial vocational training system that has been applied by Lufthansa Technical Training, a wholly owned subsidiary of Lufthansa Technik, since the start of 2003. The judges particularly praised the comprehensive and extensive parameters of the training unit's "balanced score card" approach.

Passenger Business group achieves an operating result of €45m

Through strict cost control and flexible adjustment of capacity the Lufthansa Passenger Business group managed to progressively neutralise the sharply negatively first-quarter result and post a positive operating result for the full year. The number of passengers increased for the first time since 2000.

For international passenger air traffic 2003 was again a difficult year. The overlapping crises – the weak macroeconomic momentum, Iraq war and SARS – led to a decline in the demand for flights in the first half of the year on a scale unprecedented in the history of air travel to date. The effects of the sluggish economy were reinforced by the Iraq war and then the outbreak of SARS reduced passenger demand to Asia to virtually zero. Even travel to other countries such as Canada was negatively affected for a prolonged period. Despite the gradual revival of demand from the second quarter, the persistently pessimistic underlying mood prevented any marked recovery during the remainder of the year. Only on the intercontinental routes was a discernible pick-up in demand apparent in the second half of the year.

The course of economic development was especially unsatisfactory in the euro area as a whole and in Germany – which are key markets for Lufthansa. For 2003 as a whole Germany recorded a contraction of output for the first time in ten years. Business travel decreased in the wake of the

Lufthansa Passenger Business group

		2003	2002	Change in per cent
Revenue	in €m	**10,208**	10,461	-2.4
of which with companies of the Lufthansa Group	in €m	434	425	2.1
Profit from operating activities	in €m	**339**	699	-51.5
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	103	96	7.3
+ result from equity method investments	in €m	-79	-87	9.2
Segment result	in €m	**157**	516	-69.6
Operating result*	in €m	**45**	478	-90.6
EBITDA	in €m	**-157**	2,437	-
Segment capital expenditure	in €m	**678**	632	7.3
of which on investments accounted for under the equity method	in €m	-	101	-
Employees as of 31 December 2003		**34,559**	34,638	-0.2
Passengers	in millions	**45.4**	43.9	3.4
Available seat-kilometres	in billions	**124.0**	119.9	3.5
Revenue passenger-kilometres	in billions	**90.7**	88.6	2.4
Passenger load factor	in per cent	**73.1**	73.9	-0.8 P.

For derivation see the Operating result table on page 95

Trend in average yields
per revenue passenger-kilometre


2003 95.7
2002 99.8
2001 99.2
2000 98.7
1999 92.8

Index 1998 = 100

retrenchment programmes initiated by many companies. Private demand was additionally dampened by the further rise in unemployment and the hesitant progress of reforms.

This operational environment led to a muted overall trend in demand, depressed capacity utilisation and pushed prices down further. The start-up of numerous no-frills carriers on the German market compounded the situation. Lufthansa responded to the changed setting by accompanying the strict cost management with the flexible adjustment of supply to demand. The capacity of up to 70 aircraft was temporarily taken off the market. In addition, further steps were taken to realign business operations in accordance with the changing market environment in the continental traffic segment.

The Passenger Business segment result for 2003 was achieved principally by Lufthansa German Airlines, Lufthansa CityLine and the newly consolidated Air Dolomiti.

Positive result posted

Despite this adverse setting, the Lufthansa Passenger Business group succeeded in posting a positive segment result of €157m. This includes a negative contribution of €79m from equity accounting. In 2002 the Passenger Business group had turned in a segment result of €516m. The operating result came to €45m; in 2002 it had been far higher at €478m. Flexible capacity management and enduring cost management protected the Passenger Business segment against a threatening loss in 2003. In particular, the countermeasures taken enabled the group to progressively neutralise the sharply negative first-quarter result in the course of the year.

Revenue amounted to €10.2bn, which was 2.4 per cent less than in the previous year. €9.5bn of this was traffic revenue. It was 1.8 per cent down on 2002 despite the slight year-on-year rise in the sales volume. The main reason for this was the weak trend in average yields. They fell – partly owing to the changed dollar/euro parity – by 4.1 per cent per revenue passenger-kilometre. At the height of the crises they slumped by no less than 10.0 per cent compared with 2002. Other segment income came to €1.1bn and was likewise down on the year (–13.3 per cent). The Passenger Business segment generated total segment income of €11.3bn. Operating expenses totalled €11.2bn, which was 0.5 per cent less than in 2002. The expansion of the group of consolidated companies prevented the effects of the cost management from manifesting themselves more clearly.

The segment's capital expenditure rose by 7.3 per cent to €678m. The bulk of this was invested in new aircraft such as the delivery of the first Airbus A340-600s as well as advance payments on Airbus A330-300s.

Capacity, demand and passenger load factor Lufthansa Passenger Business group


2003
124.0
90.7
2002
119.9
88.6
2001
126.4
90.4
2000
123.8
92.2
1999
116.4
84.4

in bn of passenger-kilometres

■ *Available seat-kilometres*
▨ *Revenue passenger-kilometres*

Passenger load factor in per cent	
2003	*73.1*
2002	*73.9*
2001	*71.5*
2000	*74.4*
1999	*72.6*

Passenger numbers again on the rise

In 2003 as a whole the number of travellers transported by the Lufthansa Passenger Business group increased by 3.4 per cent to 45.4 million. Hence the declining trend that had been registered since 2001 was reversed. Lufthansa CityLine carried 6.8 million passengers (+8.9 per cent) and Air Dolomiti 1.1 million. The volume of capacity sold was lifted by 2.4 per cent to 90.7 billion passenger-kilometres. As the available capacity was concurrently expanded by 3.5 per cent to 124.0 billion seat-kilometres, the passenger load factor declined by 0.8 percentage points to 73.1 per cent.

Trends in the individual traffic regions

Europe including Germany

In the European traffic region as a whole the airlines belonging to the Passenger Business group transported 35.5 million passengers, or 3.2 per cent more than in 2002. While the supply was increased by 3.4 per cent to 38.4 billion seat-kilometres, sales was pushed up by 4.4 per cent to 24.2 billion revenue passenger-kilometres. Consequently, the passenger load factor also improved by 0.6 percentage points to 63.1 per cent. In particular, our new, flexible fare system had a positive impact on passenger numbers and utilisation. Owing to the continuing fall in average yields and the sustained strong pressure on prices caused by the ever-growing competition from no-frills carriers, however, traffic revenue decreased by 1.5 per cent to €4.9bn.

North America

Despite the Iraq crisis, the North American traffic region recorded a positive course of development in 2003. Lufthansa carried 5.0 million passengers – 10.6 per cent more than in 2002. However, the 12.0 per cent increase in available capacity was not fully accommodated in the market. As a result, the passenger load factor equalled 78.0 per cent, a year-on-year fall of 1.8 percentage points. Net traffic revenue grew marginally to reach €2.0bn. In summer 2003 Lufthansa added Portland, the capital of Oregon and the domicile of major US corporations, to its route network and circumspectly expanded its capacities. Following the enhancement of our capacity on offer at Munich airport, our passengers have again been able since last year to fly non-stop from the south German hub to Miami. Starting with the summer timetable in 2004 Lufthansa will also fly to Charlotte, one of the hubs of our partner airline US Airways, ex-Munich.

South America

On account of the sluggish economic setting in the first half of 2003, Lufthansa initially further cut its available flight supply in South America. But we did not abandon any destinations; instead we altered the route plans. For example, services to Buenos Aires and Santiago de Chile were routed via Sao Paulo. All in all, the number of passengers carried shrank by 16.8 per cent to 454,684 and the sales volume by 17.6 per cent. Capacity was cut by 17.4 per cent. The passenger load factor of 77.8 per cent came very close to matching the prior-year level (–0.2 percentage point). Traffic revenue dropped by 16.1 per cent to €236m. In the light of the more stable situation in the latter part of the year Lufthansa cautiously increased its available capacity again in the fourth quarter of 2003. Since 15 December the new Airbus A340-600 has been deployed on the route Frankfurt–Buenos Aires–Santiago de Chile in a two-class configuration with the new Business Class. Since 8 December flights have also been resumed to Rio de Janeiro (via Sao Paulo).

Middle East

In the Middle East region we extended the supply in the course of the year by 20.5 per cent, notwithstanding the Iraq war. Some 642,211 passengers flew Lufthansa in the region, a year-on-year leap of 21.9 per cent. Flights to Dubai developed especially positively. The passenger load factor in this traffic area receded by 0.8 percentage point to 70.5 per cent.

Africa

A total of 939,484 travellers were transported within our African route network, which was 3.8 per cent more than in 2002. The 2.5 per cent rise in supply was well absorbed by the market, leading to a slightly higher passenger load factor compared with the previous year of 72.4 per cent

Trends in individual traffic regions
Lufthansa Passenger Business Group (from 2003 incl. Air Dolomiti)

	Net traffic revenue Passenger Business in €m External revenue		Number of passengers in thousands		Revenue passenger-kilometres in millions		Available seat-kilometres in millions		Passenger load factor in per cent		Number of destinations in the Lufthansa network*	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Europe	4,943.9	5,021.6	35,541	34,434	24,230.8	23,201.9	38,400.2	37,145.8	63.1	62.5	148	150
North America	2,018.5	1,964.5	4,965	4,488	33,480.0	30,573.8	42,910.4	38,310.2	78.0	79.8	102	96
South America	236.4	281.6	455	547	4,017.2	4,876.1	5,163.2	6,251.6	77.8	78.0	9	10
Middle East	231.6	201.8	642	527	2,371.1	1,990.1	3,364.8	2,792.0	70.5	71.3	11	10
Africa	346.8	329.3	939	905	4,494.5	4,382.5	6,209.8	6,060.2	72.4	72.3	19	18
Asia/Pacific	1,764.6	1,917.9	2,860	2,996	22,069.9	23,464.4	27,893.3	29,198.9	79.1	80.4	43	43
Total scheduled services	**9,541.8**	9,716.7	**45,403**	43,897	**90,663.5**	88,488.9	**123,941.8**	119,758.7	**73.2**	73.9	**332**	327
Charters	7.4	8.5	37	52	44.7	81.1	84.8	118.2	52.7	68.6	–	–
Total	**9,549.2**	9,725.2	**45,440**	43,949	**90,708.2**	88,570.0	**124,026.6**	119,876.9	**73.1**	73.9	–	–

**incl. code-share services, without ground transportation (bus/train services).*

(+0.1 percentage point). As last year, we shall offer in the winter flight schedule 2003/04 – in accordance with demand – a connection from Munich to Johannesburg and Cape Town over and above our service from Frankfurt.

Asia/Pacific

The business trend in the traffic region Asia/Pacific, which is Lufthansa's second largest intercontinental flight network after the North Atlantic, was severely handicapped in 2003 by the consequences of SARS. Between March and June demand slumped by 20 per cent and more. On certain flights to Hong Kong or Beijing the passenger load factor fell on individual days to just 30 per cent. We cut back our capacity drastically and at the peak of the crisis reduced our services to Hong Kong from 13 to just one flight per week. On the other affected routes, too, we cancelled frequencies or deployed smaller aircraft. Gratifyingly, demand in the area gradually stabilised from June onwards after the WHO gave the all-clear, and we were able to progressively raise out supply back up to the level that had prevailed at the start of 2003. Over 2003 as a whole capacity was down by 4.5 per cent and sales by 5.9 per cent vis-à-vis 2002. The passenger load factor thus reached 79.1 per cent and so fell 1.3 percentage points short of the high prior-year level. Traffic revenue likewise declined year on year by 8.0 per cent to €1.8bn. In the current year we shall again selectively expand our range of available services to Asia and inaugurate new connections, especially from Munich. On 1 February 2004 Canton (Guangzhou) was added to the list of Lufthansa's destinations.

Lower costs despite higher supply

In the course of the financial year 2003 the Lufthansa Passenger Business group managed to neutralise the rise in segment expenses that emerged in the first quarter owing to the marked increase in supply through capacity adjustments and additional rigorous cost management measures. In 2003 as a whole segment expenses totalled €11.2bn, a year-on-year fall of 0.5 per cent. The cost of materials amounted to €5.4bn. At 6.0 per cent, it showed the highest annual rise on the expense side.

There was a larger-than-average increase in the cost of third-party maintenance, repair and overhaul (MRO) work and other bought-in services. In 2003 a number of MRO measures were necessary that had been postponed from the previous year. Only 0.2 per cent more was spent on fuel than in 2002 – which was attributable to the successful fuel price hedging operations as well as the declining exchange rate of the US dollar. Fees and charges went up by 3.6 per cent and hence somewhat faster than output. Air traffic control charges grew at the disproportionate rate of 8.8 per cent. In 2003 no appreciable decrease occurred in the cost of fleet insurance, which had rocketed following 11 September 2001. It totalled €90m (–1.2 per cent).

Depreciation and amortisation expense dropped by 11.0 per cent to €698m as the depreciation term of a number of older aircraft expired during the year under review. The newly acquired aircraft, the bulk of which were delivered at the end of the year, had no major impact on the level of depreciation charges.

Contribution of personnel measures to overcoming the crisis
Staff costs came to €2.1bn, which was 2.6 per cent more than in 2002. This reflected the first-time consolidation of Air Dolomiti and the growth of Lufthansa CityLine. As a result, the headcount expanded by 2.7 per cent on average last year. On 31 December 2003 the Lufthansa Passenger Business group's workforce numbered 34,559, or 0.2 per cent less than in 2002. Excluding Air Dolomiti the number of employees at the reporting date was 33,993. The measures taken to tackle the crisis – which included the reduction of the working week without financial compensation and short-time working for cabin staff – limited the growth of wages and salaries to 0.1 per cent – despite the pay rises of 3.7 per cent that came into force last year in accordance with the latest collective labour agreement. Excluding Air Dolomiti expenditure on wages and salaries would have fallen by 1.2 per cent compared with 2002.

Star Alliance remains the number one
The world's leading airline partnership Star Alliance was voted "Alliance of the Year" on three separate occasions in 2003. Both the "Business Traveler Magazine" USA and UK and the study by Skytrax, a globally leading market research company specialising in the travel industry, awarded top marks to the Star Alliance for its global network and seamless service on the ground.

The Star Alliance expanded further last year. Since March 2003 the Korean airline Asiana has established additional connections in Asia. Spanair joined the airline partnership in April, while LOT Polish Airlines became the latest member in October. All three airlines constitute optimal complements to the Star Alliance partners' existing product and network range. From mid-2004 US Airways will further reinforce the Star Alliance, particularly on the east coast of the USA. US Airways will open up the way to a total of 80 new destinations for Star Alliance customers. At about the

Star Alliance 2004
*Total offer of the partner airlines in summer 2004**

Daily flights	13,953
Fleet	approx. 2,350
Number of destinations	755
Countries served	132

**according to planned schedule as of February 2003 incl. US Airways*

The hubs of Lufthansa and its partner airlines


Copenhagen
Warsaw
London
Frankfurt
Vienna
Munich
Vancouver
Toronto
Chicago
Philadelphia
Madrid
Washington
San Francisco
Charlotte
Beijing
Tokyo
Seoul
Bangkok
Singapore
São Paulo
Johannesburg
Auckland

In the 2004 summer timetable Lufthansa's route network encompasses 347 destinations in 92 countries – 23 in Germany, 128 in Europe, 122 in the Americas, 43 in the Asia/Pacific region and 31 cities in the Africa/Middle East region. They are served non-stop via Lufthansa's hubs in Frankfurt and Munich and via the hubs of Lufthansa's partner airlines.

same time Mexicana's membership in the Alliance will be terminated by mutual consent, nevertheless Mexicana will remain a code-sharing partner of Lufthansa.

Besides an extension of the network and service improvements, further synergies were tapped within the Star Alliance last year for the commercial benefit of its members. For the first time a specification of aircraft was drawn up by a group of members which in December 2003 led to the ordering of over 80 regional aircraft by Air Canada.

After United Airlines was obliged to apply for Chapter 11 creditor protection in December 2002, Air Canada, likewise a founder member of the Star Alliance, also filed for creditor protection in April 2003 under the CCAA (Companies Creditors Arrangement Act) procedure. The CCAA is a moratorium provided for under Canadian law – similar to the Chapter 11 arrangements offered by US legislation – which has to be used in order to restructure the company. The aim of this measure is to work out and implement a payment and business plan for overcoming the crisis. Air Canada looks set to emerge from the CCAA procedure at some point in the first half of 2004. At roughly the same time United Airlines will also terminate its Chapter 11 proceedings. As both airlines have maintained normal operations throughout, no consequences are anticipated for Lufthansa or the Star Alliance.

Close cooperation with bilateral partners
Notwithstanding United Airlines' invoking of Chapter 11, the bilateral links with the partner were extended. Numerous service improvements, such as the use of electronic tickets on flights of the partner airline or the granting of mutual access to each other's reservation systems, were introduced in the course of the year. With the start of the 2003/04 winter timetable code-sharing was inaugurated with US Airways. This is being steadily expanded. From Charlotte, US Airways' hub in the south east of the United States, travellers will enjoy connections from summer 2004 to over 100 destinations on the US eastcoast or in the Caribbean.

At the start of 2004 we put in place a new concept for the regional air transport segment. Under the name "Lufthansa Regional" we now offer a high-value product in Europe comprising both point-to-point and feeder flights in collaboration with Air Dolomiti, Augsburg Airways, Contact Air, Eurowings and Lufthansa CityLine.

New products and new aircraft
In 2003 the Lufthansa Passenger Business group introduced a number of product improvements. Thus the dedicated Star Alliance terminal in Munich was inaugurated in June 2003 and is to be developed into the best transfer terminal in Europe.

On 15 December our new Business Class for the intercontinental network featuring a newly designed seat which can be converted into a two-metre bed, went airborne for the first time. From March the new product will also feature the internet link FlyNet and a new, comprehensive entertainment programme.

Our lounges will be gradually equipped worldwide with wireless LAN, and we are making greater use of SMS services for the purpose of customer information or even check-ins.

Beginning with the summer 2004 flight schedule we shall start restructuring our continental product and in this case, too, we shall introduce service improvements in our Business Class. Another project that is currently in the pipeline is a special service for our top customers. In this way we want to make our premium range even more attractive for the customer and so increase demand for this segment.

In December 2003 we took possession of the first A340-600 aircraft as the initial step in a wide-ranging fleet renewal programme.

By the end of 2003 we had taken charge of four aircraft of this type and six more will be delivered to Lufthansa in the course of this year. In March 2004 we also received delivery of the first Airbus A330-300s. These aircraft replace the interim leased aircraft which we had deployed as a bridging measure.

Weak economic setting and currency effects depress the Logistics group's result.

Weak volume growth, tougher competition and a strong euro hampered the Logistics group's business performance in 2003. Thanks to rigorous operational cost management, curbed capital spending and a flexible pricing policy a positive segment result was nonetheless achieved.

The global economic recovery which had been anticipated for some time did not occur in 2003 either. The outbreak of the Iraq war in the Middle East, the persisting fears of terrorist attacks and the sluggish momentum of the world economy acted as deterrents to investment in all sectors and reduced the demand for air transport services. In the traffic region Asia/Pacific the flow of goods was additionally hampered by SARS. Exchange rate movements and the level of oil prices additionally dampened international air freight business, especially for the European airlines.

In 2003 the air freight market was characterised by a weak growth in demand which in turn triggered sharper competition among suppliers. The German market was particularly fiercely contested.

Lufthansa Cargo responded to this difficult market environment by flexibly deploying its own capacities. Total supply, including the belly capacities of passenger services, was merely 0.6 per cent higher than in 2002.

Lufthansa Logistics group

		2003	2002	Change in per cent
Revenue	in €m	**2,161**	2,350	-8.0
of which with companies of the Lufthansa Group	in €m	14	12	16.7
Profit from operating activities	in €m	**36**	226	-84.1
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	6	61	-90.2
+ result from equity method investments	in €m	4	3	33.3
Segment result	in €m	**34**	168	-79.8
Operating result*	in €m	**-16**	123	-
EBITDA	in €m	**177**	758	-76.6
Capital expenditure on tangible and intangible assets	in €m	**31**	9	-
Employees as of 31 December 2003		**5,075**	5,205	-2.5
Cargo and mail	in thousand tonnes	**1,580**	1,625	-2.7
Available tonne-kilometres	in millions	**10,814**	10,748	0.6
Revenue tonne-kilometres	in millions	**7,089**	7,158	-1.0
Load factor	in per cent	**65.6**	66.6	-1.0 P.

For derivation see the Operating result table on page 95

Trend in average yields per revenue tonne-kilometre freight/mail


2003 103.0
2002 111.4
2001 116.9
2000 114.6
1999 100.8
Index 1998 = 100

Sales declined by 1.0 per cent, so that the freight load factor declined by 1.0 percentage points compared with the previous year to 65.6 per cent. The volume of freight and mail transported (1.6 million tonnes) was likewise down on the year (–2.7 per cent).

The Asia/Pacific traffic region still recorded the best progress over the course of the year. In this geographical area Lufthansa Cargo transported 0.4 per cent more freight and mail than a year earlier, and sales also grew by 0.4 per cent. Capacity utilisation fell by 1.8 percentage points, however, as production increased by 3.0 per cent. In the other traffic regions Lufthansa Cargo sustained downturns, the largest of which – owing to the weak economic development – occurred in Europe including Germany.

The Logistics group comprises Lufthansa Cargo AG as well as three aircraft leasing companies.

Positive segment result achieved despite stagnant economy

The excess capacities existing in the sector led to a marked fall in average yields. They were 7.5 per cent down on 2002. This also caused Lufthansa Cargo's traffic revenue to drop by 8.3 per cent to €2.1bn. This particularly reflected the negative impact of currency parities: Lufthansa Cargo generates almost two-thirds of its revenue in foreign currencies. On average in 2003 the principal currencies in terms of the cargo airline's business operations – the US dollar (–16.7 per cent), the British pound (–9.2 per cent), the Japanese yen (–10.6 per cent) and the Indian rupee (–13.1 per cent) developed especially negatively vis-à-vis the euro. Overall revenue was likewise 8.0 per cent less than twelve months before. For 2003 the Logistics group generated segment income of €2.3bn.

The Logistics segment's expenses amounted to €2.3bn, which was 5.9 per cent less than in 2002. Thanks to strict operational cost management, curtailed investment and a flexible pricing policy, the Logistics group managed to post a positive segment result of €34m. In 2002 Lufthansa Cargo had earned a profit of €168m. The operating result came to –€16m (2002: +€123m).

Fuel expenditure fell compared with 2002 by €6m to €244m. The sharp rise in fuel prices was more than offset by the low dollar exchange rate and the €9m year-on-year improvement in the price hedging result. Staff costs, too, tumbled by 9.3 per cent to €315m. At the end of 2003 the Logistics group's workforce numbered 5,075 (annual average 5,127), which was 2.5 per cent fewer than in the previous year. This reflects the restrictive though forward-looking employment policy that has been pursued for over two years.

Capacity, demand and cargo load factor


2003 10.8 7.1
2002 10.7 7.2
2001 11.3 7.1
2000 11.2 7.7
1999 10.3 7.0

in bn of tonne-kilometres

■ *Available tonne-kilometres*
▒ *Revenue tonne-kilometres*

Freight/mail load factor in per cent	
2003	*65.6*
2002	*66.6*
2001	*62.8*
2000	*68.2*
1999	*68.4*

Capital expenditure

The Logistics segment's capital expenditure rose in the year under review by €22m to €31m. Of this total €13m was invested in the IT and ground infrastructure and €15m in advance payments for the purchase of second-hand MD-11 freighters. In September Lufthansa Cargo decided to undertake a fleet restructuring programme. In 2004 and 2005 the entire Boeing 747 fleet comprising eight aircraft will be sold and the MD-11 fleet of 14 aircraft will be supplemented by five second-hand freighters. The first two aircraft are to be integrated into the flight schedule from December 2004 and the remainder at the beginning of 2005. Three Boeing 747-200s are to be sold to Air Atlanta Icelandic and rechartered by Lufthansa Cargo on a flexible basis.

In the year under review the project FOReSIGHT got underway; this is Lufthansa Cargo's largest ever IT project with a volume of over €50m. Up to 2006 in the divisions order management, handling and accounting the operation processes are to be improved and the core system MOSAIK replaced.

With the fleet rollover and the renewal of the central operational IT systems up to 2006 significant investment measures for the coming years have been decided and set in train.

Products and quality

Lufthansa Cargo has positioned itself on the market as the leading provider of premium air freight services. The traditional airport-to-airport business is being supplemented by logistic services wherever this appears meaningful and profitable. During the past year Lufthansa Cargo invested in its product cool.td for temperature-sensitive goods and revamped the lower freight deck in all MD-11 freight aircraft in order to maintain a constant ambient temperature for the refrigerated containers.

The product range was extended by the new cd.solutions service. Introduced at the end of October, this allows Lufthansa Cargo's customers to individually combine a number of service modules – various delivery options and packaging arrangements.

In addition, Lufthansa Cargo's new cargo terminal at New York's JFK airport was opened in July 2003. As the principal tenant of the building at its foremost US hub, Lufthansa Cargo now has one of the most modern terminals in the world at its disposal.

The focus of activity on the distribution side in 2003 was the IT-supported professionalisation of distribution and the implementation of individual components of the conception for a customer relationship management. Moreover, the electronic marketplace Global Freight Exchange (GF-X) was extended by the possibility of booking contractually assured freight space capacity (allotments). Via the "eBooking" system forwarders can book online a large part of the service range offered by Lufthansa Cargo.

Affiliates, alliances, partnerships

Within the framework of their globally leading logistics partnership WOW Lufthansa Cargo, Singapore Airlines Cargo, Japan Airlines Cargo and SAS Cargo last year created the world's largest express network by additionally harmonising the express product of Japan Airlines Cargo. Another milestone is the opening of the first exclusive WOW terminal at Frankfurt airport in which Lufthansa Cargo also handles the freight of its WOW partners.

A far-reaching collaborative venture was concluded with DHL in the intercontinental segment which was implemented already in 2003 on one North Atlantic route and, starting with the 2004 summer flight schedule, will be extended by four more routes to North America and Asia. To complement its own night flight network Lufthansa Cargo also uses the European network of DHL Worldwide Express with fixed agreed capacities.

Furthermore, Lufthansa Cargo maintains bilateral partnerships with a number of airlines all over the world which as a rule comprise the agreement of fixed freight capacities for individual routes. With Air New Zealand, for example, Lufthansa Cargo offers a round-the-world service.

In the ground handling segment a new form of cooperation between cargo airline and forwarding agent was concluded with Kuehne & Nagel. In Atlanta/USA Lufthansa Cargo has assumed all activities connected with freight preparation on the ground. This innovative step also embraces sea-freight.

During the year under review Lufthansa Cargo set up cargo counts GmbH as its third legally autonomous spin-off; cargo counts carries out the complete freight business of its airline customers including distribution, marketing, ground handling, invoicing, IT, yield and capacity management – with the exception of flight operation and handling. The Lufthansa Cargo subsidiary has meanwhile taken over responsibilities for Thomas Cook/ Condor, Spanair and Sun Express.

The WOW alliance 2004
Total offer of the partner airlines

Hubs	Frankfurt, Cologne (Lufthansa Cargo) Copenhagen, Stockholm, Oslo, Gothenborg (SAS Cargo) Singapore (Singapore Airlines Cargo) Tokyo/Narita (Japan Airlines Cargo)
Destinations	523 worldwide
Countries served	103 worldwide
Continents	5
Fleet	44 cargo aircraft and 869 passenger aircraft

Lufthansa Technik preserves leading position in the industry and posts operating profit

The crisis in the global air traffic industry also depressed the course of business of the MRO sector in 2003. Sagging demand, price pressures and the low dollar exchange rate dampened the revenue trend of the Lufthansa Technik group. Prompt measures to contain costs and cut capacity safeguarded an operating profit of €157m.

In the financial year 2003 the continuing crisis in the world air traffic industry also adversely affected the maintenance, repair and overhaul (MRO) sector. The demand for MRO work contracted again as virtually all airlines were confronted with massive cost pressures and had grounded some of their aircraft. Price negotiations with airlines likewise grew more and more difficult, with the result that the volume of newly acquired business and the margins of MRO service providers came under pressure. Within this tough operational setting Lufthansa Technik maintained its leading position in the sector.

Lufthansa Technik concluded 201 additional orders and won 54 new clients and generated additional revenue from them in 2003 of €284m. With a total-component-maintenance contract for 33 Boeing 737s from Jet Airways the Technik group regained a footing in India after many years' absence. In the past year Lufthansa Technik processed orders for 458 customers all around the globe; this was 23.1 per cent more than in 2002.

Lufthansa Technik group*

		2003	2002	Change in per cent
Revenue	in €m	**2,852**	2,808	1.6
of which with companies of the Lufthansa Group	in €m	1,265	1,185	6.8
Profit from operating activities	in €m	**152**	205	-25.9
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	–	–	–
+ result from equity method investments	in €m	6	10	-40.0
Segment result	in €m	**158**	215	-26.5
Operating result**	in €m	**157**	176	-10.8
EBITDA	in €m	**310**	297	4.4
Segment capital expenditure	in €m	**80**	68	17.6
of which on investments accounted for under the equity method	in €m	–	1	–
Employees as of 31 December 2003		**18,075**	16,397	10.2

**Previous year's figures not directly comparable due to changes in the group of consolidated companies.*
***For derivation see the Operating result table on page 95*

Revenue of Lufthansa Technik group


2003*
1,265
1,587
2002*
1,186
1,623
2001*
1,294
1,541
2000
1,156
1,109
1999
947
873
in €m

Revenue with other Lufthansa Group companies
External revenue

Figures only partly comparable due to changes in the group of consolidated companies.

The aggregate fleet entrusted to Technik's care grew by 11.0 per cent to 959 aircraft, while the number of engines being maintained by Lufthansa's MRO division totalled 1,534.

In 2003 the Lufthansa Technik's consolidated group was expanded by the addition of five companies: Condor/Cargo Technik GmbH, Frankfurt; Lufthansa Airmotive Ireland (Leasing) Ltd., Ireland; Lufthansa Technik Aircraft Services Ireland Ltd., Ireland; JASEN Grundstücksgesellschaft mbH & Co. KG, Grünwald; and AirLiance Materials LLC, USA. This hampers comparisons of year-on-year performance.

Segment profit of €158m due to successful cost management

The revenue of the newly formed Technik group rose by 1.6 per cent to €2.9bn. Revenue with the companies belonging to the Lufthansa Group grew by as much as 6.8 per cent as their demand for technical aeronautical support picked up. Revenue with non-Lufthansa Group clients, by contrast, fell by 2.2 per cent to €1.6bn. Their share of total revenue declined accordingly by 2.2 percentage points to 55.6 per cent. Revenue was dented not only by the weak US dollar exchange rate and the price squeeze but also by the falling average yields per contract. Customers are increasingly awarding MRO orders on a smaller scale. The Lufthansa Technik group generated total segment income of €3.0bn.

The cost and capacity management measures that were initiated as early as in February limited the increase in segment expenses to €79m or 2.8 per cent. They totalled €2.9bn. This sum includes €50m of extraordinary depreciation on the goodwill of the US subsidiary BizJet International Sales & Support, Inc., USA. The weak development of the US aviation market and the resulting under-utilisation of the capacity of the US specialist for business jets made it necessary to review the underlying value of this equity interest and to make a corresponding amortisation in the balance sheet.

This also dampened the segment result. In 2003 Lufthansa Technik group earned a segment profit of €158m, which was 26.5 per cent less than in the previous year. The operating result came to €157m, which was just 10.8 per cent down on the year. This reflects the successful cost management strategy of the Technik group.

Capital expenditure and employee numbers

€80m was invested in tangible and intangible fixed assets; this was slightly more than in 2002. It was expended on spare engines, buildings and technical plant.

On average in 2003 the Lufthansa Technik group employed 17,861 persons, which was 1,745 or 10.8 per cent more than in the previous year. 551 of these were due to the expansion of the group of consolidated companies. The overall number of apprentices and trainees reached the record figure of 1,137, representing a year-on-year rise of 266. All qualified apprentices who successfully completed their training in 2003 were offered

Revenue share 2003 by business area


Aircraft Overhaul Services and VIP Jet Services 14%
Completion Center 4%
Engine Services ~35%
Aircraft Maintenance ~24%
Others ~1%
Component Services ~22%

regular employment contracts. In December 2003 Lufthansa Technik was awarded the German Employers' Prize for its high-level quality management for initial vocational training.

New products

In collaboration with Lufthansa Systems, Connexion by Boeing and Cisco Systems, Lufthansa Technik has adapted internet technology for use aboard aircraft and has had it certified.

In addition, Lufthansa Technik became the first company to be granted a technical licence for the installation of a wireless radio link within the aircraft cabin. Since summer 2003 the Aircraft Maintenance Analyzing System has been in operation which reports malfunctions to the maintenance bases during the flight and thus speeds up the planning of work and the procurement of materials.

In the spring of 2004 Lufthansa Technik acquired Air Berlin as its first client for the innovative satellite-based moving map system "Air Track". It was jointly developed with TEAC Aerospace and allows passengers to follow the plane's progress along the flight route by means of two and three-dimensional country maps, satellite pictures and aerial photographs.

Global presence extended

In Europe Lufthansa Technik Malta Ltd. commenced its services for short and medium-haul aircraft of Lufthansa and other European customers during the year under review and performed more than 50 C-checks.

In Italy Lufthansa Technik took over 40 per cent of the engine maintenance subsidiary of Alitalia and will integrate this operation into its worldwide network, especially for the maintenance of GE CF6 engines.

With the expanded overhaul range of Lufthansa Technik Philippines Inc. and the maintenance operations for Airframe Related Components (ARC) in Shenzhen in southern China Lufthansa Technik has extended its presence in Asia.

While in Manila the overhaul of Airbus A340s and A330s has commenced, the ARC operation in the vicinity of Hong Kong with the only autoclave (special high-temperature furnace) in China has begun the maintenance of aircraft components made of composite materials for Chinese and Asian clients.

In Malaysia Lufthansa Technik has a 50 per cent stake in the former MTU enterprise Airfoil Services Sdn. Bhd. Its activities focus on the repair of turbine blades.

LSG Sky Chefs: Massive losses due to high amortisations and a weak market environment

A shrinking airline catering market and the weak dollar pushed down the revenue of the LSG Sky Chefs group by 13.3 per cent. The "Americas" region was particularly hard hit. Despite capacity cuts and strict cost management it was not possible to stabilise earnings. A substantial negative operating result of -€215m was posted for 2003. Measures to restructure the group are in full swing.

In the year under review the weak devlopment of the aviation industry was exacerbated by the negative overall economic situation, the Iraq war and SARS. Demand slumped, many flights in the crisis regions were cancelled, the airlines further reduced their service levels and simultaneously demanded price concessions from suppliers so as to limit their own losses. The airline catering market contracted in the years 2001-2003 by 30 per cent altogether. The situation was worsened by the pricing pressure of the no-frills carriers in Europe and the USA on the classic network carriers: These airlines usually provide no free on-board meals.

The consolidation profile of the LSG Sky Chefs group was expanded last year to include six additional companies. The group comprises 150 enterprises of which 100 are fully incorporated.

Crisis of aviation industry and currency effects hamper revenue trend
In 2003 the revenue of the LSG Sky Chefs group decreased by 13.3 per cent compared with 2002 to €2.7bn. This was caused on the one hand by the ongoing crisis in the aviation industry and on the other by the currency effects resulting from the changed parity between the US dollar and the

LSG Sky Chefs group*

		2003	2002	Change in per cent
Group revenue	in €m	**2,667**	3,076	-13.3
of which with companies of the Lufthansa Group	in €m	467	446	4.7
Profit/loss from operating activities	in €m	**-730**	112	-
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	103	116	-11.2
+ result from equity method investments	in €m	7	12	-41.7
Segment result	in €m	**-826**	8	-
Operating result**	in €m	**-215**	-94	-
EBITDA	in €m	**217**	334	-35.0
Segment capital expenditure	in €m	**148**	104	42.3
of which on investments accounted for under the equity method	in €m	-	-	-
Employees as of 31 December 2003		**31,734**	33,845	-6.2

Previous year's figures not directly comparable due to changes in the group of consolidated companies.
***For derivation see the Operating result table on page 95*

Revenue
LSG Sky Chefs group


2003
467
2,200
2002*
446
2,630
2001*
449
2,067
2000
408
644
1999
380
568
in €m

Revenue with other Lufthansa Group companies
External revenue

**High deviation due to the first-time consolidation of LSG Sky Chefs group USA from 1 June 2001.*

euro. The revenue contribution of the "Americas" region consequently declined considerably vis-à-vis the previous year. In the airline catering segment revenue was 11.5 per cent down on the year at €1.9bn. The Chef Solutions (Convenient Meal Solutions) division, which embraces the production and distribution of prepared meals for the food service and supply sector in the United States, generated revenue of €465m, which represented a year-on-year drop of 22.5 per cent. The division's share of segment revenue in 2003 amounted to 17 per cent, whereas the airline catering division contributed 70 per cent to overall segment revenue.

The remainder is accounted for by the other business divisions such as airport restaurants and lounges, retail outlets, security services and quality management, which operate predominantly in Germany and the USA. This division's group-wide revenue was 5.0 per cent higher than one year before.

Hight impairments cause segment loss of €826m

Segment expenses climbed by 14.6 per cent. In particular, amortisation and depreciation expense shot up from €219m in 2002 to €933m. This sum contains impairment losses of €705m in respect of goodwill, other intangible assets and tangible assets relating above all to the Chef Solutions division and the airline catering business in North America.

The persisting crisis had severely depressed the goodwill of these business areas and made it necessary to write down their assets accordingly. Cross-currency effects lowered the cost of materials by 4.1 per cent to €1.2bn, while staff costs plummeted by 12.2 per cent due in part to the downsizing of the workforce. On 31 December 2003 the LSG Sky-Chefs group employed 31,734 persons, which was 6.2 per cent fewer than a year earlier.

For the financial year 2003 the LSG Sky Chefs group recorded a negative segment result of –€826m. In 2002 the group had posted a small positive segment result of €8m. The operating result, too, showed a large loss of –€215m (2002: –€94m).

Despite capacity cuts and rigorous cost management it has not yet proved possible to stabilise the result situation.

Capital expenditure

The segment capital expenditure of the LSG Sky Chefs group in the year under review amounted to €148m; this was 42.3 per cent more than in 2002. It was devoted mainly to the acquisition of 80 per cent of the catering business of Asiana and the take-over of asset holdings of the catering company Abela in the three London airports Stansted, Heathrow and Gatwick.

Radical restructuring and portfolio adjustments

In order to counter the weak overall economic setting and the rising costs pressures as well as to offset the fall in revenue, LSG Sky Chefs has initiated wide-ranging restructuring measures aimed at putting the group back on

Revenue share 2003 by business area
Business segments


Chef Solutions
17%
Other activities
13%
Airline Catering
70%

Airline Catering
Revenue in individual regions


North/South America
52.1%
Asia/ Pacific
4.5%
Europe/ Africa/ Middle East
43.4%

an even keel. Over 8,000 jobs have already been shed, several units have been closed down and organisational structures have been streamlined. A detailed review of the global organisational structure will yield additional benefits in the current year.

The measures are also focused on enhancing quality and market activities as well as improving the efficiency of operations and processes. The potential for achieving savings is also to be increased through global purchasing initiatives.

Other initiatives include extending contracts with airline customers, additional schemes aimed at reducing costs and the development of new products. Thus in 2003 LSG Sky Chefs supplemented its product portfolio by developing package solutions. In the traditional catering field the buy-on-board concept was placed on the market. It offers passengers the possibility of purchasing a high-quality meal on board.

A fierce price war broke out in the market for convenient meal solutions, especially in the prepared meals segment, which ultimately also pushed down margins substantially. Finally, the necessary restructuring of the distribution network led to the loss of some major clients and a fall in market share in the year under review.

Exploiting the possibilities of this business segment would require substantial additional investment. Given the prevailing circumstances we have decided to dispose of the Chef Solutions division.

New facilities in growth markets

In the past business year LSG Sky Chefs further expanded the worldwide network of its equity interests, especially in the growth markets. In mid-2003 LSG Sky Chefs took over the operational management of the former catering activities of Asiana Airlines at Seoul's international airport Incheon.

Two production facilities in Kuala Lumpur and Penang that were integrated with effect from 1 December 2003 supply meals for Malaysia Airlines and other international clients. In the United Kingdom LSG Sky Chefs has complemented its existing presence at Heathrow, Gatwick and Manchester by new engagements in Stansted, East Midlands and Birmingham. In Dar es Salaam (Tanzania) the first site on the African east coast was taken over. All the newly developed locations are making gratifying earnings contributions.

Muted wanderlust and tough price competition lead to a loss-making year for Thomas Cook

A weak demand for leisure travel services, excess capacity and a fierce price struggle caused the revenue of the Thomas Cook group to drop by 10.1 per cent. As costs could not be reduced to the same extent a large loss ensued. With a new management team the group is to be strategically repositioned and to return to profitability.

The international leisure travel sector has gone through two crisis years in a row. The demand for touristic services weakened appreciably compared with the previous business year, especially in Europe. The economy in the euro-area failed to pick up steam, GDP grew by only 0.5 per cent. The increase in consumer spending, at 1.4 per cent, likewise fell well short of the expectations. The weakest trends in incomes and consumer spending were recorded in Germany, which remains Thomas Cook's most important sales market.

Consumers' desire to travel was additionally depressed in the first half of 2003 by the Iraq war, terrorist assaults and the consequences of SARS. Even the improvement in sentiment from the summer onwards failed to give any decisive growth stimulus to the demand for leisure travel.

Pricing pressure necessitates cost reduction

Thomas Cook was confronted by an exceptionally fierce price struggle on its main markets. Price sensitivity increased perceptibly, especially in Germany. In the United Kingdom one tourism operator unleashed a price war across a broad front. In both countries Thomas Cook lost market share to suppliers applying predatory pricing tactics. In the Netherlands Thomas Cook saw its share of the car-based travel market drop as the online distribution structures first had to be built up. In Belgium the group succeeded in maintaining its high market share in a largely stable environment. In Austria Thomas Cook took over the entire catalogue supply of the Neckermann brand and was thus able to lift its market share.

Thomas Cook AG

		1 November 2002 until 31 October 2003	1 November 2001 until 31 October 2002	Change in per cent
Revenue	in €m	**7,242**	8,059	- 10.1
of which tour operators	in €m	6,110	6,943	- 12.0
flights	in €m	667	652	2.3
Loss from operating activities	in €m	**-214**	-57	-
Loss before taxes	in €m	**-280**	- 141	- 98.6
Net loss	in €m	**-251**	- 120	-
Total assets	in €m	**4,236**	4,743	- 10.7
Passengers	in thousands	**12,485**	13,334	- 6.4
Employees as of 31 October 2003		**25,164**	27,975	- 10.0

Reconciliation of Thomas Cook AG segment result
in €m

	Business year 2002/2003
Net loss (IFRS)	**-251**
Final value determination	-9
- Minority interest	-2
Thomas Cook shareholders' share of the profit	**-262**
of which Lufthansa's share 50%	-131
- Goodwill-amortisation	0
Thomas Cook segment result	**-131**

The Iraq war also altered the tourist flows. Large-volume holiday destinations such as Turkey, Tunisia and Cyprus all recorded double-digit decreases, whereas the number of vacationers on the Canary Islands increased appreciably. Although overall demand recovered after the end of the Iraq war, the ground lost in the first half of the year was not fully made up.

Countries such as Germany and France, which can be reached without flying, saw their respective share in group revenue increase. In the overseas holiday segment the Dominican Republic and Cuba were particularly popular, but Thailand also revived post-SARS thanks to an attractive price-performance ratio.

In view of the weak course of development Thomas Cook launched a comprehensive restructuring and redimensioning programme (project ONE) already in the spring of 2003. The focus is on driving down the structural costs, particularly in Germany. But other key aims are the simplification of the internal operating processes, the grounding of part of the flight capacity of Thomas Cook Airlines in Germany, a reduction of the firmly ordered contingent of hotel capacities and significant job-shedding.

The measures contained in this programme are in the process of being implemented. However, they were unable to positively influence the result of the business year 2002/2003. At the start of 2004 the sale of twelve Boeing 757-200s was contractually agreed.

High loss disclosed

In the business year 2002/2003 some 12.5 million customers chose a travel product from the Thomas Cook group; this was 6.4 per cent less than in the previous business year. The weak demand, the persistently high capacities and the heightened price consciousness of the customers exerted strong downward pressure on prices. The average journey price fell by 3.0 per cent to €523. The revenue generated by the Thomas Cook group declined by 10.1 per cent to €7.2bn.

Other operating income rose from €169m to €279m. It contains book profits from the sale of three Boeing 757-200s (€40m), the disposal of 60 per cent of the shares in Condor Cargo Technik (€9m) and of 20 per cent of the shares in the Spanish hotel holding Hoteles y Clubs de Vacaciones (€12m).

On the expenditure side Thomas Cook managed to perceptibly rein in the upstream costs of leisure travel services (€5.1bn as against €5.6bn in the previous year). However, this did not suffice to completely offset the decline in revenue. The gross yield margin consequently declined by 1.1 percentage points to 29.8 per cent.

The other expense items could not be reduced to the same degree owing to their high share of fixed costs. Thomas Cook therefore closed the business year 2002/2003 with a negative result before taxes of -€280m, following a prior-year loss of -€141m. After taking account of a tax credit of €29m the group's loss after taxes was reduced to €251m (2001/2002: -€120m). The ensuing segment result valued on an at-equity basis comes to -€131m (2001/2002: -€67m).

The result was burdened by goodwill amortisation amounting to €129m (2001/2002: €114m). €35m of this related to impairment on Thomas Cook Voyages in France. The result also includes €24m of charges for the restructuring of the Thomas Cook group, which was begun in 2003 and is continuing in the current business year.

Capital expenditure limited
In view of the weak macroeconomic setting the capital expenditure programme was curtailed in the year under review. The Thomas Cook group invested a total of €204m. €54m was spent on acquiring two Airbus A320s that are needed as back-ups. Other focal points of activity were the extension and renovation of group-owned holiday facilities and the upgrading of the IT systems. The new investments were fully financed via an extensive disinvestment programme – the sale of three aircraft and of the equity stakes in Condor Cargo Technik and a Spanish holiday group.

Structural repositioning of the group
In the past business year it became clear that a vertically integrated leisure travel group, given falling demand, is faced with risks at all levels of the value added process. Thomas Cook is thus confronted with the challenge of finding the right balance between the integration of the individual links in the value chain and the flexibility needed to be able to respond quickly to market changes. On 18 December 2003 the Supervisory Board of Thomas Cook AG appointed a new top management in order to press ahead swiftly with the group's necessary restructuring and to develop and exploit potential for the future.

Reorientation of the branding policy
Another important feature of the business year 2002/2003 was the new branding policy. In Germany and the United Kingdom Thomas Cook has also been marketed as a tour operator brand since summer 2003, while for the Netherlands and France this step is planned for 2004. Similarly, all Thomas Cook charter airlines now fly under this brand.

At the same time Thomas Cook has reacted to the changed pattern of consumer behaviour through numerous innovations. The leisure travel group has responded to the price-sensitive demand with discounts for early booking, fixed prices for particular target groups, an instalment payment programme and the use of the Bucher brand in the last minute business segment. Thomas Cook has moved to accommodate the greater desire for individual products by raising the seat-only contingent aboard its aircraft, introducing individually bookable services in package deals and increasing the join-up points for group holidays. This is complemented by individually bookable leisure travel components such as city tours, study trips and adventure holidays.

Lufthansa Systems expands external business and lifts operating result to €39m

In 2003 the Systems group strongly expanded its business with clients outside the Lufthansa Group, with whom it generated 15.9 per cent more revenue. A key factor in this is its extended product portfolio, which now includes taking over entire IT business processes outsourced by other firms. The segment result was lifted by 1.9 per cent.

In 2003 the Lufthansa Systems group strengthened its activities on the external market and was thus able to successfully compensate for the sluggish investment climate in the airline industry. The assumption of responsibility for IT infrastructure services within the framework of outsourcing agreements made up 50 per cent of the new contracts in external business. Another major area of activity was the IT integration of new Star Alliance partners as well as the optimisation of processes within the Alliance.

Revenue and result raised once again

With an increase of 9.7 per cent to €611m the Lufthansa Systems group managed to raise its revenue in 2003 despite the difficult market environment. In business with customers outside the Lufthansa Group revenue climbed by 15.9 per cent compared with 2002 to €219m and accounted for a share of almost 36 per cent of total revenue.

The segment expenses went up by 10.6 per cent to €595m. The cost of materials expanded particularly sharply by 20.0 per cent, whereas staff costs rose by 7.9 per cent. This was due notably to the take-over of personnel in the context of outsourcing projects for, amongst others, Thomas Cook AG and DekaBank GmbH.

The overall segment result was improved by 1.9 per cent to €55m. The operating result came to €39m.

Lufthansa Systems group

		2003	2002	Change in per cent
Revenue	in €m	**611**	557	9.7
of which with companies of the Lufthansa Group	in €m	392	368	6.5
Profit from operating activities	in €m	**63**	55	14.5
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	8	1	–
+ result from equity method investments	in €m	–	–	–
Segment result	in €m	**55**	54	1.9
Operating result*	in €m	**39**	37	5.4
EBITDA	in €m	**95**	88	8.0
Capital expenditure on tangible assets and intangible assets	in €m	**48**	37	29.7
Employees as of 31 December 2003		**3,159**	2,974	6.2

*For derivation see the Operating result table on page 95

Revenue of Lufthansa Systems group


2003
392
219
2002*
368
189
2001
352
126
2000
318
118
1999
300
78
in €m

Revenue with other Lufthansa Group companies
External revenue

High increase due to changes in the group of consolidated companies.

Capital expenditure and employee numbers

Above all start-up investments for the outsourcing projects caused the segment's capital expenditure to rise to €48m (+29.7 per cent). At the end of 2003 the Lufthansa Systems group had a workforce of 3,159 employees, which was 6.2 per cent above the corresponding prior-year level.

Some 39 trainees successfully qualified as IT specialists. In 2003 another 43 apprentices (IT specialists in the fields of application development and system integration) began their training in Frankfurt and Hamburg.

Product portfolio extended

The central reservation and passenger processing system "MultiHost" was further refined as part of modularising the product portfolio, so that airlines of all sizes can now be served on a target group-specific basis. In addition, business process outsourcing services were developed and offshore solutions were integrated in response to the increased market demand for outsourcing entire business processes.

In cooperation with Lufthansa passenger airlines the world's first portal solution "FlyNet" (internet on board) was developed aboard an aircraft. Together with its business partners, Lufthansa Systems is supplying the portal technology, the content and the integration of the partners' interfaces as well as implementing the communication with the ground systems for a total of 80 aircraft.

Within the IT platform "StarNet" of the Star Alliance partners the integration of the new partner US Airways was implemented for diverse applications. In the case of LOT, too, the introduction of the reservation and handling system "MultiHost" plus the link-up via "StarNet" has facilitated a seamless integration into the Star Alliance's IT systems.

For CityLine and the Korean Asiana Airlines Lufthansa Systems is implementing an SAP solution in the maintenance, repair and overhaul (MRO) segment. This will enable the airlines to link together all processes in the fields of materials management, aircraft maintenance and financial accounting/controlling and in this way to enhance their efficiency.

The outsourcing of IT infrastructure services, covering desktop services, computer and network services, internet access and telephone services, was agreed with Thomas Cook AG. On the basis of a further outsourcing contract Lufthansa Systems has taken over responsibility for operating
and maintaining the client/server systems of DekaBank.

For Lufthansa passenger airlines the roll-out of a new operator model was begun. This embraces the set-up, operation and ongoing development of the worldwide PC infrastructure. Thanks to the homogeneous solution in accordance with the technical standards, the customer can achieve large cost reductions per workstation.

The sale of START AMADEUS led to a segment result of €128m

In 2003 income from the sale of equity stakes was much smaller than in 2002, giving a correspondingly lower segment result of €128m. Capital expenditure was also down. Lufthansa AirPlus achieved a sustained rise in its card turnover.

The specific activities of the Lufthansa Group are supported by service and financial companies which cannot be assigned directly to the strategic business segments. In 2003, apart from Lufthansa Commercial Holding GmbH (LCH), START AMADEUS GmbH (until 28 February) and Lufthansa AirPlus Servicekarten GmbH (from 1 January 2003) were also consolidated within the Service and Financial Companies segment.

In the financial year 2003 the Service and Financial Companies posted a segment result of €128m. In 2002 this business division had recorded a profit of €572m due to the sale of DHL shares and the remaining equity interest in GlobeGround GmbH.

Revenue totalled €30m in 2003. This was 80.8 per cent less than in the previous year, which had contained START AMADEUS for the full year. Other segment income came to €335m and was €312m down on the year. It includes proceeds from the sale of the 66 per cent stake of START AMADEUS amounting to €79m as well as €123m of other segment income generated by Lufthansa AirPlus.

Segment expenses totalled €236m (+2.6 per cent). The segment's capital expenditure amounted to €99m (–57.7 per cent). In 2003 Lufthansa Commercial Holding, among other things, purchased shares in the insurance group Gerling-Konzern Allgemeine Versicherungs-AG, Cologne and bought another two per cent of the stock of Loyalty Partner GmbH, Munich.

In 2003 Lufthansa AirPlus was able to continuously increase its account settlement revenue in the European markets. The settlement volume rose to over €9bn and the number of processed transactions by 11 per cent to more than 50 million. Altogether Lufthansa AirPlus handled over a million business journey accounts and invoices the tickets for more than 260 airlines.

Service and Financial Companies*

		2003	2002	Change in per cent
Revenue	in €m	**30**	156	–80.8
of which with companies of the Lufthansa Group	*in €m*	*0*	*1*	*–*
Other segment income	in €m	**335**	647	–48.2
of which on investments accounted for under the equity method	in €m	17	38	–55.3
Segment expenses	in €m	**237**	231	2.6
Segment result	in €m	**128**	572	–77.6
Capital expenditure on tangible assets and intangible assets	in €m	**99**	234	–57.7
Employees as of 31 December 2003		**644**	737	–12.6

**Previous year's figures not directly comparable due to changes in the group of consolidated companies.*

In 2003 Lufthansa share gains in value again

After falling to new lows the Lufthansa share has been on an upsurge since early summer 2003. The share price rose by 51 per cent over twelve months and was 92 per cent above its low point. The stock option programmes for staff and executives were continued. Lufthansa made no use in 2003 of the authorisations to increase capital.

After three retrograde years stock market prices rose substantially in 2003. The German blue chip index Dax closed the year with a score of almost 4,000 points and thus achieved an annual gain of 37 per cent. The Lufthansa share did even better. It saw its value increase by 51 per cent over twelve months, registering a market price of €13.25 on December 30. Shareholders who bought the Company's equity at the end of 2002 at a price of €8.78 reaped an overall yield of no less than 60 per cent in 2003 if they reinvested the dividend of €0.60 per share in new Lufthansa stock on the day of distribution.

Lufthansa share outperforms the Dax

In the first quarter of 2003 a stock market recovery still seemed a distant prospect. The looming war in Iraq and the weak general economic trend led to new lows in March 2003 which even undershot the price level reached immediately after 11 September 2001. On 11 March 2003 the Lufthansa share price fell to €6.91, its lowest level since 1993. The Dax reached its all-year low on 12 March with 2,202.96 points. In the course of the year the swift ending of the Iraq war and the growing hopes of an economic recovery caused share quotations to rise again. Minor setbacks halted the stable upward trend only temporarily. Measuring the difference between trough and peak, the Dax was almost 82 per cent ahead by the end of the year and the Lufthansa share by nearly 92 per cent. For the first time in decades not a single company aspired to launch an initial public offering in this turbulent stock exchange year.

The Lufthansa share
Figures in € per share

		2003	2002	2001	2000	1999
Loss/earnings per share		-2.58	1.88	-1.66	1.81	1.65
Dividend		–	0.60	–	0.60	0.56
Share price:						
Highest		13.95	19.69	27.10	27.50	23.30
Lowest		6.91	8.54	8.88	19.45	16.05
Year-end		13.25	8.78	14.83	27.45	23.10
No. of shares	in millions	381.6	381.6	381.6	381.6	381.6
Lufthansa's market capitalisation at year-end	in €bn	5.1	3.4	5.7	10.5	8.8

Lufthansa's share price trend
Compared with the German Dax index


160
150
140
130
120
110
100
90
80
70
Jan
2003
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Lufthansa share
Dax indexed on January 1, 2003

In the year under review 20 per cent more shares were traded on the Dax than in 2002. But as stock prices, despite the buoyant development over the year, remained below the corresponding levels in 2002 on average, turnover declined by 7 per cent. Some 2.8 per cent of the total traded stock – 727 million shares – related to Lufthansa's stock. This means that the entire free float of Lufthansa's equity was turned over more than twice. Trading in Lufthansa shares totalled €7.6bn or 1.0 per cent of the turnover of all Dax stocks. In 2002 Lufthansa's shares had accounted for as much as 3.0 per cent of the overall Dax turnover in terms of volume and for 1.2 per cent in value. The reason for this downturn was the restraint of potential purchasers of airline stock, in particular, in the wake of the Iraq war and the consequences of the SARS epidemic. Most of the stock trading – 93.8 per cent – was effected on the electronic trading system XETRA of the German stock exchange Deutsche Börse. March, June and September were the briskest trading months, with between 72 and 77 million shares traded. The weakest trading month – as in 2002 – was December with 40 million. During the whole of 2003 we recorded more than 650 million stock movements in the Lufthansa share register.

The low share prices in the first part of the year again attracted the interest of more retail investors than institutional investors in Lufthansa's equity, a trend which reversed as the markets recovered from the summer. At the end of 2003 the ratio of private to professional investors was on a par with the prior-year figure at 32:68.

Stock-market value of Deutsche Lufthansa AG
at year-end


2003 5.1
2002 3.4
2001 5.7
2000 10.5
1999 8.8
in €bn

No dividend payment

The unsatisfactory result trend in 2003 means that no dividend can be paid for the past year. For 2002 the Company distributed a dividend of 60 cents per share.

Critical assessment of the Lufthansa share

Developments in 2003 and the consequences of the crises on global air traffic focused investors' minds on the high volatility and the considerable risk potential of airline stocks. The structural weaknesses in the Leisure Travel and Catering segments identified by the analysts along with the growing competition from no-frills carriers led to a poorer assessment of Lufthansa's equity. Among the positive features that were recognised are the flexibility demonstrated in the capacity management of the Group's airlines and the Company's financial soundness. Only with the pick-up of demand for airline services and the improving trend in average yields in the course of the year did the market valuation of the Lufthansa share increase. Some analysts upgraded our stock and recommended investors to buy; at the beginning of 2004 they estimated that the shares have the potential to rise up to €18 by the end of the year.

Communication with the financial markets

In 2003 we further intensified our communication activities with analysts and investors. The number of roadshows and one-on-ones was increased significantly again compared with 2002. They gave Lufthansa's Chief Financial Officer and the staff of the Investor Relations department an opportunity to portray the Company and explain the course of business. Roadshows were staged in Amsterdam, Atlanta, Basel, Boston, Copenhagen, Dublin, Edinburgh, Frankfurt, Hamburg, Helsinki, Los Angeles, Luxembourg, Madrid, Munich, New York, Paris, San Diego, San Francisco, Stockholm, Vienna and Zurich. In the middle of the year roadshows were arranged with Lufthansa's new Chairman and CEO Wolfgang Mayrhuber. We informed Japanese investors by means of video conferences. Highlights of our financial communication work were two press and analysts' conferences on the presentation of the full-year and the three-quarter results. The results for the first and second quarters were discussed in two conference calls for journalists and analysts. In addition, Lufthansa's CFO Dr. Karl-Ludwig Kley used a series of investor conferences of major banks in order to give an in-depth presentation of the Lufthansa Group.

These activities were accompanied by continuous phone contacts with analysts and investors, to whom key Lufthansa news and facts were also e-mailed. This pro-active investor relations work was duly honoured: in the Investor Relations Prize for 2003 awarded by the German trade journal "Capital" Lufthansa was placed second of all the companies in the German Dax index, only just behind the winner. The rankings are based on a survey of DVFA analysts from 94 European banks, funds and investment companies.

Website developed further

Our website www.lufthansa-financials.com again met with increased interest in 2003. This site provides analysts, investors, shareholders and all interested parties with comprehensive information concerning the Lufthansa share. This includes financial reports that are available punctually at the time of publication on the internet as well as lectures and charts presented by our Executive Board members or the monthly development of traffic data. Anyone who wishes may also enrol for our e-mail newsletter or order the printed financial reports. During the year under review we developed our website further and made it even more user-friendly. Services such as the download of historical share prices or a share account calculator enhance the site's attractiveness for shareholders. The same goes for the possibility of registering via internet for our Annual General Meeting or authorising Lufthansa representatives to exercise voting rights on a proxy basis. We inaugurated this service for the first time in 2002, and last year the number of shareholders opting for this avenue increased substantially to 5,496. The AGM attendance ratio was 46.42 per cent and likewise exceeded the prior-year figure (41.14 per cent). Another innovation in 2003 was that we published shareholders' alternative motions for the AGM exclusively on the website. Additional services are in the pipeline. For example, in the current financial year we shall offer our shareholders the facility of updating their address in the share register direct via internet.

The Lufthansa Investor Relations website was likewise awarded a distinction: in a survey conducted by the trade journal "Capital". In October 2003 it was ranked second of a total of 110 IR websites of companies listed in the three German equity indexes Dax, M-Dax and Tec-Dax.

Stock option programmes for employees and executives

In 2003 the employees of the Lufthansa Group again had the opportunity to invest a portion of their profit-related bonus agreed as part of the collective pay package in share-based participation models. They had the option of choosing between traditional employee shares and participation in the "LH-Chance" programme, which was launched last year for the seventh time. Under this programme the employees may obtain an interest-free loan from the employer to purchase a larger number of Lufthansa shares.

Last year members of the Executive Board and other executives were able to participate in "LH-Performance". This performance-oriented programme, which was first launched in 1997, combines an investment in Lufthansa shares with an outperformance option. It guarantees participants, on the programme's termination, a bonus payment if the Lufthansa share develops better than a benchmark index composed of stocks of publicly listed European competitors. The benchmark index for "LH Performance 2003" comprises the shares of British Airways, Air France, KLM, Iberia, Alitalia, Swiss, Ryanair and EasyJet. The programme can be terminated on three possible exercise dates after three, three-and-a-half or four years. The bonus payment is based on the rate of outperformance achieved and carries a cap of 30 per cent.

Shareholder structure
by nationalities


Switzerland 2.14 %
Belgium 4.34 %
Luxembourg 3.45 %
Germany 71.25 %
UK 9.91 %
USA 5.90 %
Others (145 countries) 3.01 %

31 December 2003

Free float	89.95%
GENÜJO Achte Beteiligungs GmbH	10.05%

The Lufthansa share fared markedly better than the stocks of the competition over the term of all the LH-Performance programmes. On 19 January 2004 the programme "LH-Performance 2000" ended with an outperformance of 12.5 per cent. For the second year running LH-Performance won the Union Investment award for the best stock option programme of all the 30 companies listed on the Dax index.

Last year, for the first time, senior staff with individual salary contracts were also offered a stock option programme based on outperformance. LH-PerformanceAT runs for three years and enables the participants to receive a bonus payment depending on the outperformance of the Lufthansa share compared with the stock of other companies. The benchmark index is identical to that used in the executive programme "LH-Performance 2003".

Nominal capital unchanged

Lufthansa's nominal capital remains €976,896,000. It is divided into 381.6 million non-par shares, the nominal value of each share in the capital amounts to €2.56. Lufthansa's equities are registered shares subject to certain trading restrictions. This is necessitated by the stipulation in international aviation agreements to prove that a majority of the Company's stock is held by German nationals. Lufthansa is obliged every three months to publish a profile of the shareholders classified by nationality and to this end maintains a register of shareholders in which all purchases and sales of Lufthansa equities are recorded. On 31 December 2003, 71.25 per cent of Lufthansa's capital was owned by German stockholders, followed by investors in the United Kingdom (9.91 per cent), the USA (5.90 per cent), Belgium (4.34 per cent), Luxembourg (3.45 per cent) and Switzerland (2.14 per cent).

Up to the end of 2003 the holders of the convertible bond issued on 4 January 2002 with a volume of €750m had made no use of their option of converting the bonds into Lufthansa equities. The convertible bond has a maturity of ten years and is traded on the Luxembourg stock exchange. The conversion price is €20.16 per Lufthansa share. To this end a trading licence for the German stock exchanges was granted for 38,160,000 new registered shares (subject to the aforementioned trading restriction) from the Company's authorised capital approved by the AGM in 1999. The shares are fully eligible for dividends relating to the financial year in which the declaration of conversion under the terms and conditions of the bond becomes effective.

Approved capital measures

The 50th Annual General Meeting held on 18 June 2003 authorised the Executive Board, after obtaining the assent of the Supervisory Board, to buy back up to ten per cent of the Company's stock. This authorisation is valid until 17 June 2004. Up to 18 June 2007 the Executive Board is authorised in addition, after obtaining the assent of the Supervisory Board, to increase the Company's nominal capital by up to €200m (Authorised Capital A). While existing shareholders may in general subscribe, their subscription right may be revoked in certain circumstances. Up to 15 June 2004 the Executive Board is further authorised, after obtaining the assent of the Supervisory Board, to increase the Company's nominal capital by up to €25m by issuing new shares to the employees of the Lufthansa Group (Authorised Capital B).

Identification numbers for Lufthansa stock

Security Identification Number	WKN 823212
ISIN International Stock Identification Number	DE0008232125
ADR programme code	DLAKY
German Stock Exchange and Xetra code	LHA
Reuters' code	LHAG.F (Frankfurt stock market)

Lufthansa shares are traded on all German stock exchanges. For the purpose of trading in the United States we have established a sponsored American Depositary Receipt (ADR) programme in conjunction with the Bank of New York. The programme is limited to one per cent of the share capital.

The Executive Board is likewise authorised, upon obtaining the assent of the Supervisory Board, to issue on one or more occasions convertible bonds and/or bonds with warrants with a total volume of up to €1bn. The raising of €97,689,000 of conditional capital was approved for this purpose. In this case, too, the authorisation remains effective up to 18 June 2007. For details click on www.lufthansa-financials.com

Lufthansa share included in major indexes

The Lufthansa share is listed on the Dax 30, which groups the most important public German enterprises, the FAZ index, the Dow Jones EuroStoxx and the FTSE Eurotop 300. On 30 January 2003 the Frankfurt stock exchange admitted Lufthansa to the quality segment Prime Standard.

For some years Lufthansa has also been among the companies which, on account of their social and ecological structures, are represented in the Dow Jones Sustainability Index and the FTSE4Good Europe. In September 2003 it was announced that Lufthansa has been listed additionally in the new indexes – the Dow Jones Sustainability Index World (DJSI) and the pan-European Dow Jones Sustainability Index STOXX (DJSI STOXX) 2004. In January 2003 Ethibel, the Brussels-based independent consultant for sustained ethical investment, added Lufthansa to the Ethibel Investment Register. These ethics indexes provide fund managers who build up equity portfolios comprising companies whose entrepreneurial activities are consistent with sustainable development with key information as a basis for their decisions. As a result, the Lufthansa share has a good chance of being incorporated into a number of financial products.

Lufthansa posts operating profit despite triple crisis

In the crisis year 2003 the Lufthansa Group succeeded in earning a positive operating result of €36m. This was again facilitated by strict cost and capacity management. The triple crisis as well as the euro's strength depressed revenue. This also reduced the value of part of the fixed assets, necessitating impairments of €783m. *The outcome was a negative* bottom-line result of –€984m, so that no dividend can be paid for 2003.

Trend of volume world air traffic and Lufthansa Group
Cumulative growth


2003
123.6
112.8
2002
120.7
112.8
2001
119.1
110.5
2000
120.2
115.1
1999
110.5
106.3
Index 1998 = 100

- *Total revenue tonne-kilometres Lufthansa Group*
- *Total revenue tonne-kilometres in worldwide air traffic*

The Lufthansa Group's operations in the financial year 2003 were hampered by the persisting slack macroeconomic momentum, especially in Germany, the Iraq war and the consequences of the SARS epidemic. These three overlapping crises dampened demand for air traffic services and led worldwide to excess capacities and declining prices. Thanks to its successful cost and capacity management strategy, the Lufthansa Group nonetheless succeeded in posting a positive operating result of €36m. However, impairment of goodwill and tangible assets totalling €783m and a negative financial result led to a net loss of –€984m. In the light of this development we cannot pay a dividend for the financial year 2003.

The weak course of business that was already becoming apparent at the beginning of last year prompted the Executive Board to take timely measures to shore up the result position. These include a recruitment freeze, curtailing the planned capital expenditure programme by €200m, initiating an additional D-Check retrenchment programme "Cash 100" and cutting the available capacity. We temporarily took the capacity of up to 70 aircraft off the market. This has also affected our intercontinental programme. From April up to the end of August, invoking the crisis clause included in the collective labour agreement, we shortened the working hours of the ground staff of Deutsche Lufthansa AG with a corresponding cut in remuneration and from 1 April to 30 June we introduced short-time working for the cabin staff. Flexible working-time arrangements were agreed with the cockpit crews.

At the start of July we streamlined the Group's management structures. The Executive Board of Deutsche Lufthansa AG was reduced to three instead of previously four members, while the management board of the Passenger Business segment was cut from five to four members.

In mid-February 2004 we successfully concluded the efficiency-boosting programme D-Check. Projects entailing a cash flow improvement of €1.6bn were identified for the period 2002–2005, thus significantly surpassing the target figure. This was instrumental in enabling Lufthansa to close the year 2003 with a small positive operating result. The projects included the D-Check "Cash 100" initiative, which was conceived as a short-term saving measure and likewise substantially exceeded the target of €100m.

Changes in the group of consolidated companies

The consolidation profile again changed in 2003; this hampers year-on-year comparisons. In the year under review we acquired majority stakes in Air Dolomiti S.p.A., Condor/Cargo Technik GmbH, LSG Sky Chefs Korea Co. Ltd. and AirLiance Materials LLC and sold all our equity interests in START AMADEUS GmbH. A total of 23 companies were newly consolidated, while four were deconsolidated. Details are given in Note 4 to the Consolidated Financial Statements on page 120. In the following remarks and analyses

Lufthansa's share
in world air traffic


2003 4.4
2002 4.3
2001 4.3
2000 4.2
1999 4.2

in per cent

we have recomputed the two financial years on a comparable basis so as to render the development of certain cost and revenue items more transparent. In these cases we have eliminated the year-on-year changes in the consolidation profile. The recalculated values are given in brackets next to the actual figures.

As in the previous years, the Group's annual financial statements were drawn up in accordance with the International Financial Reporting Standards (IFRS) in the light of the clarifying comments of the International Financial Reporting Interpretations Committee (IFRIC).

Economic setting

The world economy in 2003 developed more weakly than expected. During the first half of the year the forecast growth data had to be continually revised downwards. Despite favourable monetary conditions there were no growth impulses and the economy failed to pick up momentum. The world aviation industry was additionally hampered by the consequences of the Iraq war and SARS. In particular, fear of SARS led to a slump in passenger transport on an unprecedented scale and in the months April, May and June brought the demand for flights to Beijing, Hong Kong and Singapore virtually to a halt.

It was only in the second half of the year that the economic data in the United States slowly brightened. In Asia growth impulses reappeared once the SARS epidemic had been overcome. This led to marked share price recoveries at the stock exchanges. But in the euro area there was still no sign of a sustained upturn in the second half. Another negative factor was the appreciation of the euro. In Germany in particular the course of business remained unsatisfactory. For 2003 as a whole Germany recorded its first decrease in economic activity in ten years amounting to 0.1 per cent. The outcome over twelve months remained negative despite the slight upturn in the fourth quarter.

The weak overall economic setting, the steep rise in the number of unemployed and the continuing discussions about political reforms caused private consumer spending in Germany to fall by 0.1 per cent in real terms year on year. Business travel likewise developed more sluggishly than anticipated.

This environment led to excessive capacities in the world air transport industry, especially in the first half of the year, and to a sharp fall in average yields. In the United States most of the leading airlines continued to post losses. In Europe, and particularly in Germany, the entry into the market of almost a dozen no-frills carriers exacerbated the situation further and severely impaired the result situation of the major network airlines. The Association of European Airlines AEA expects that the combined result of all its member airlines for 2003 will be an aggregate loss of between 1.1 and 2.4 billion US dollars.

Development operating result 2003
in €m

Interim result		cumulative
1st quarter	- 415	- 415
2nd quarter	+ 65	- 354
3rd quarter	+ 200	- 154
Full year		+ 36

Lufthansa Group earns a positive operating result of €36m

In the difficult business year 2003 the Lufthansa Group managed to progressively reduce the first-quarter operating loss of –€415m and to again post an operating profit for the year as a whole of €36m (2002: €718m).

Total operating income fell by 7.2 per cent to €17.7bn. Despite the measures introduced in the spring to shore up the result, total operating expenses increased by 2.1 per cent to €17.8bn. However, this expense total includes the large impairments on goodwill and other fixed assets amounting to €783. The result from operating activities consequently comes to –€147m. In 2002 this figure had shown a positive balance of €1.6bn. In 2002 high book profits were recorded, especially from the disposal of equity stakes. The change in currency parities depressed the result from operating activities by €101m.

The financial result, too, failed to show any distinct improvement compared with the previous year; it totalled –€638m and thus matched the corresponding figure in 2002 (–€640m). Deferred and actual tax burdens pushed the overall loss up to –€984m. In 2002 Lufthansa has posted a positive net result of €717m.

Profit breakdown of the Lufthansa Group
in €m

	2003	2002	Change in per cent
Operating income	17,714	19,089	-7.2
Operating expenses	17,861	17,497	2.1
Loss/profit from operating activities	**-147**	1,592	-109.2
Financial result	-638	-640	0.3
Loss/profit from ordinary activities	**-785**	952	-182.5
Other taxes	-29	-47	-38.3
Loss/profit before income taxes	**-814**	905	-189.9
Income taxes	-164	-183	10.4
Minority interest	-6	-5	-20.0
Net loss/profit for the year	**-984**	717	-237.2

Course of business

Traffic revenue down by 3.1 per cent

Flight operations generated total traffic revenue of €11.7bn last year, which was 3.1 per cent less than in 2002. Adjusted for the changes in the group of consolidated companies, traffic revenue fell by 4.3 per cent.

In the year under review there was still no sustained recovery of demand in the Passenger Business segment. The triple crisis led to high *excess capacities in the industry accompanied by aggressive price rivalry*

Traffic figures of the Lufthansa Group's airlines*

		2003	2002	Change in per cent
Passengers carried	thousand	45,440	43,949	3.4
Passenger load factor	per cent	73.1	73.9	- 0.8 P.
Cargo/mail	thousand tonnes	1,580	1,625	- 2.7
Cargo load factor	per cent	65.6	66.6	- 1.0 P.
Available tonne-kilometres	million	23,237	22,756	2.1
Revenue tonne-kilometres	million	16,227	16,081	0.9
Overall load factor	per cent	69.8	70.7	- 0.9 P.
Number of flights		543,549	517,922	4.9

*Air Dolomiti, consolidated with effect from 1 January 2003, is included in the figures. The latter are thus not entirely comparable with the previously published figures.

and to a decline in average yields. In terms of revenue passenger-kilometres, they decreased over 2003 as a whole by 4.1 per cent. In the second quarter, at the height of the crisis, they slumped by as much as 10.0 per cent. The strength of the euro alone would have caused a 5.4 per cent fall in the yield over the course of the year. Thanks to our sophisticated pricing policy and yield management, we were able to partly reverse the currency-induced yield decline in the second half of the year. Traffic revenue in the Passenger Business segment totalled €9.6bn or 1.8 per cent less than in 2002.

Last year the passenger airlines – which now include Air Dolomiti – again managed to increase the number of passengers carried. Some 45.4 million passengers flew with the Group's airlines – 3.4 per cent more than in 2002. Sales grew by 2.4 per cent to 90.7 billion revenue passenger-kilometres. As the airlines expanded their available capacity by 3.5 per cent, the passenger load factor, at 73.1 per cent, fell 0.8 percentage point short of the high score achieved in the previous year. The traffic regions South America and Asia/Pacific experienced a considerable year-on-year drop in their sales volume owing to the lacklustre macroeconomic setting and the effects of SARS. But Lufthansa also reacted flexibly to the weak demand in these areas and cut back capacity deeply.

Lufthansa Cargo in 2003 increased its available capacity only marginally by 0.6 per cent, but even this small rise in output was not absorbed by the market. The sales volume decreased by 1.0 per cent, as a result the cargo load factor fell by 1.0 percentage point to 65.6 per cent. Freight business, too, suffered from the further fall in average yields (–7.5 per cent). The adverse impact of exchange rate movements on the yield amounted to –9.9 per cent and was even greater than in the Passenger Business segment. Consequently, the traffic revenue generated by the Lufthansa Group's logistics company declined by 8.5 per cent to €2.1bn.

External Revenue
Share of individual business segments


IT Services 1.4 %
MRO 10.0 %
Logistics 13.4 %
Catering 13.8 %
Passenger Business 61.2 %
Service and Financial Companies 0.2 %

Other revenue 13.0 per cent lower
Other revenue likewise decreased. It totalled €4.3bn, which was 13.0 per cent (after adjustment: –13.5 per cent) lower than in 2002. This was chiefly due to altered exchange rates. The translation of the revenue of those companies that do not report in euro alone pushed down revenue by €364m in 2003 compared with the exchange rates that prevailed in 2002. As a result, overall revenue fell by 6.0 per cent to €16.0bn.

The respective shares of the Group's external revenue generated by the individual business segments were as follows: Passenger Business 61.2 per cent, Catering 13.8 per cent, Logistics 13.4 per cent, MRO 10.0 per cent, IT Services 1.4 per cent and START AMADEUS GmbH, which was included within the segment Service and Financial Companies for just two months, 0.2 per cent.

The share of traffic revenue in the Group's total revenue rose further last year to reach 73.1 per cent (2002: 70.9 per cent).

Other operating income down by 17.8 per cent
In the financial year 2003 other operating income amounted to €1.7bn, a year-on-year drop of 17.8 per cent (on a comparable adjusted basis: –23.4 per cent). The sale of tangible fixed assets (especially aircraft and spare engines) generated book profits of €178m, while the disposal of the complete equity stake in START AMADEUS GmbH achieved capital gains of €79m. In 2002, by comparison, we had recorded book profits totalling €503m. €414m of that were generated by the sale of the 25 per cent stake in DHL International Ltd. and a further €74m by the disposal of the remaining 49 per cent equity interest in the GlobeGround group.

Operating income also includes exchange rate gains which resulted primarily from currency movements between the time receivables and payables originated and the time of their realisation. They were €96m lower in 2003, although the corresponding exchange rate losses contained in other operating expenses also fell by €66m.

Operating expenses 2.1 per cent higher
Total operating expenses came to €17.9bn, which was 2.1 per cent higher than the corresponding figure in 2002 (on a comparable adjusted basis 0.7 per cent higher). Excluding the impairment losses amounting to €783m included in this item, operating expenses would have fallen over twelve months by 2.2 per cent (on a comparable adjusted basis by 3.7 per cent). The Group's successful cost management had a positive impact here. On the other hand, the effects of translating the amounts of companies that do not report in euro reduced operating expenses by €439m.

Fuel price hedging in the Lufthansa Group


2003
Q4
+29
Q3
+24
Q2
+15
Q1
+53
2002
Q4
+35
Q3
+39
Q2
+25
Q1
-4
in €m per quarter

Per-quarter impact of hedging instruments in 2002–2003. In 2002 they reduced fuel expenses by a total of €95m, in 2003 by €121m.

Cost of materials

The cost of materials totalled €7.2bn and thus equalled the 2002 figure. The change in the group of consolidated companies had little impact on this item, although the effects of translating the currency of the financial statements of foreign companies lowered the cost of materials by €177m.

We spent 0.4 per cent more on fuel, which weighed in at €1.4bn. On an adjusted basis the fuel bill would have declined by 1.4 per cent on the year. The volume of fuel consumed rose by 3.5 per cent (excluding the newly consolidated Air Dolomiti by only 1.7 per cent). In terms of US dollars, fuel prices, including price-hedging operations, grew by 16.0 per cent, whereas the euro's appreciation lowered this cost position by 19.1 per cent. In 2003 we again recorded a positive result from price hedging operations in US dollars of €121m; this outcome was €26m better than the comparable figure in 2002. The increase in expenditure on other raw materials and supplies by 1.0 per cent to €2.1bn was due exclusively to the first-time consolidated companies. Placed on a comparable basis with the range of consolidated companies as in 2002, this expense item would have decreased by 4.4 per cent or €96m.

The cost of purchased services totalled €3.7bn and matched the prior-year figure (on a comparable adjusted basis it went up by 2.7 per cent).

With a rise of 2.3 per cent to €2.3bn, fees and charges once more grew slightly faster than the output of the Group's airlines (+2.1 per cent). €817m of this was attributable to airport handling fees and €672m to air traffic control charges. The latter grew at the disproportionately rapid rate of 8.0 per cent.

The Lufthansa Group had to expend a lot more on chartering and operating lease agreements for aircraft last year. The chartering costs mainly relate to the interim-leases of the Airbus A330/A340 aircraft. The cost of purchased services therefore increased overall by €97m (on a comparable adjusted basis). Other bought-in services remained at the previous year's level on balance.

Staff costs

The Lufthansa Group employed 0.7 per cent more employees on average last year than in 2002. Staff costs were reduced by 1.0 per cent to €4.6bn. Adjusted for the changes in the consolidated group in the two years, the annual average headcount contracted by 2.1 per cent compared with 2002 while staff costs decreased by 3.3 per cent or €0.2bn. The temporary measures to cut personnel expenses implemented in the spring and summer – a recruitment freeze, short-time works, reduced working hours – along with the impact of translating the amounts of companies that do not report in euro offset the additional expense arising from the new collective labour agreement that came into force on 1 January 2003.

In the year under review the Lufthansa Group had an average workforce of 94,798 persons for whom expenditure of €3.9bn was incurred for wages and salaries, €541m for social security contributions and €207m for retirement benefit obligations.

Revenue and operating expenses Lufthansa Group
Change against previous year


Revenue -6.0
Aircraft fuel +0.4
Fees and charges* +2.3
Staff costs -1.0
Depreciation and amortisation +55.3
Sales commissions to agencies -12.9

in per cent

Revenue	*€16.0bn*
Aircraft fuel	*€1.4bn*
*Fees and charges**	*€2.3bn*
Staff costs	*€4.6bn*
Depreciation and amortisation	*€1.9bn*
Sales commissions to agencies	*€0.9bn*

**The security charge levied at German airports (€100m in 2003, €105m in 2002) is included. The collection of this item was credited to income.*

Depreciation and amortisation

The persisting crisis of the global air traffic industry in 2003 impaired the value of some of our fixed assets. We were therefore obliged to incur impairment losses totalling €783m. €27m of this related to nine aircraft and spare engines determined for sale as well as a total of €126m to intangible assets, buildings and other plant. The goodwill of the LSG Sky Chefs USA group was amortised by €580m and the goodwill resulting from the acquisition of BizJet International was adjusted downwards by €50m. In the financial year 2002 we had booked impairments on two aircraft and two buildings totalling €33m.

The scheduled depreciation and amortisation expenses in 2003 amounted to €1.1bn, which was 5.2 per cent less than in the previous year. In particular, depreciation of aircraft was €83m lower than a year before since in 2003 the depreciation term for a number of older aircraft had expired. The new aircraft, which were largely acquired at the end of the year, had no impact on the depreciation total.

Other operating expenses

Other operating expenses amounted to €4.1bn and recorded another marked decline. Altogether they were 6.5 per cent – on a comparable adjusted basis no less than 8.4 per cent – or €0.4bn lower than in 2002. Converging the amounts of companies that do not report in euro relieved this expense item to the amount of €65m. Sales commissions decreased by 12.9 per cent or €129m and thus again declined by a larger extent than traffic revenue. Exchange rate losses, too, fell like the exchange rate gains contained in other operating income by €66m. Virtually all other cost items could be reduced as well.

Insurance costs for flight operations remained at the previous year's high level and amounted to €102m.

Financial result and result after taxes

The financial result came to –€638m. This was made up of a negative contribution from subsidiaries, joint ventures and associates of –€137m, a slightly improved negative interest balance of –€341m and a deficit on the other financial items of –€160m.

The result from subsidiaries, joint ventures and associates, which in 2002 had already shown a negative balance of –€64m, deteriorated in 2003 by a further €73m. This was principally caused by the negative pro rata result of Thomas Cook AG measured using the equity method. It amounted to –€131m after –€67m in 2002. The likewise negative result from the Group's interest in British Midland plc of –€76m (2002: –€66m) contains a goodwill impairment of €66m (2002: €53m).

The improvement in the negative net interest result by 17.8 per cent reflects the reduction in the Group's net indebtedness in 2003.

Operating result
in €m

	2003	2002
Loss/profit from operating activities	**-147**	1,592
Income from disposal of assets	-258	-503
- of which from aircraft	-151	-1
- of which from financial assets	-16	-496
- other	-91	-6
Income from reversal of provisions	-179	-246
Write-ups of fixed assets	-12	-9
Losses from short term financial investments	-5	-2
Past service cost	-23	6
Losses from valuation of long-term liabilities and derivatives at the balance sheet date	-89	-80
Losses from disposal of assets	29	8
Provision for onerous contracts	-34	-34
Impairment losses	783	33
Balance of eliminations	**212**	-827
Current other taxes	-29	-47
Operating result	**36**	718

The result from operating activities (–€147m) and the financial result add up to an overall loss from ordinary activities before taxes of –€785m. In 2002 we had posted a pre-tax profit of €1.0bn. Despite the negative pre-tax result, we incurred income tax charges totalling €164m, of which €101m were deferred tax expenses and €63m the actual income tax burden. The current income tax burden arose mainly from transfers to provisions for the tax authority audit in respect of the years 1996 to 1998 at Deutsche Lufthansa AG and income tax liabilities both in Germany and in other countries. Deferred income tax liabilities were incurred despite the negative result because no tax credits may be set up through deferred tax assets for major components contributing to the bottom-line loss – especially the goodwill amortisation. These charges cannot be offset against taxes. A tax breakdown, which details the income tax charges, is included in Note 17 to the Consolidated Financial Statements. After adding the cost of other taxes (€29m) and deducting the portion of the loss attributable to minority interests (€6m), the 2003 financial year closed with a net loss of –€984m. In 2002 we had posted a profit of €717m.

No dividend payment

Deutsche Lufthansa AG, as the parent company of the Lufthansa Group, posted a net loss for the year 2003 according to the German Commercial Code (HGB) of –€1.2bn which is fully offset by withdrawing €509m from the share premium account and €714m from retained earnings, so that the bottom line sums to zero. Given the loss it is impossible to pay a dividend for the financial year 2003. In 2002, based on a net profit of €1.1bn and after offsetting the loss of €797m brought forward from 2001, we had a balance of distributable earnings of €229m. It was appropriated to pay a dividend of €0.60 per share.

Profit and Loss Account Deutsche Lufthansa AG
Drawn up under the German Commercial Code
in €m

	2003	2002	Change in per cent
Traffic revenue	8,727	8,993	– 3.0
Other revenue	343	435	– 21.1
Turnover	**9,070**	**9,428**	– 3.8
Other operating income	1,551	1,472	5.4
Operating expenses	– 10,690	– 10,866	1.6
Loss/profit from operating activities	**– 69**	**34**	–
Financial result	**– 1,090**	**1,141**	–
Loss/profit from ordinary activities	**– 1,159**	**1,175**	–
Taxes	– 64	– 64	0.0
Net loss/Net profit for the year	**– 1,223**	**1,111**	–
Loss carried forward	–	– 797	–
Withdrawal capital reserves	509	–	–
Withdrawal retained earnings	714	–	–
Transfer to retained earnings	–	– 85	–
Dividends	**–**	**229**	–
Dividend paid per share in €	**–**	**0.60**	–

Capital expenditure, cash flow and depreciation Lufthansa Group


2003
1,155
1,581
2002
880
2,312
2001
2,979
1,736
in €m

Capital expenditure[1]
Operational Cash flow

Depreciation	
2003	*€1,930m*
2002	*€1,243m*
2001	*€1,714m*

[1]Capital expenditure excludes pro rata results from investments accounted for under the equity method.

Net indebtedness
Lufthansa Group


2003
0.6
2002
1.1
2001
3.8
2000
1.5
1999
1.5
in €bn

Capital expenditure and financing

Capital expenditure raised

Last year the Lufthansa Group invested a total of €1.2bn (2002: €880m). €567m were spent on four Airbus A340-600s, one Airbus A300-600, two Canadair CRJ200s and nine Canadair CRJ700s as well as advance payments on aircraft. Eight aircraft –three Boeing 737s and five Airbus A340-200s – were sold.

€223m were invested in acquiring equity stakes in other companies and in granting own funds and loans to subsidiaries and associates.

Operational cash flow totals €1.6bn

Despite the negative result, the Group generated a net cash flow from business operations of €1.6bn (see the Cash Flow Statement on page 117); this was only 31.6 per cent less than in 2002 (€2.3bn). The negative result before income tax in 2003, which was €1.7bn below the corresponding 2002 result, contained far higher depreciation allowances (+€829m) which boosted the cash flow. The year-on-year cash flow was additionally assisted by the much lower level of book profits from the disposal of fixed assets, which have to be subtracted from the cash flow total (+€267m). The change in working capital during the year under review was likewise positive, although it was slightly less than the prior-year figure (–€96m). Consequently, the cash flow decreased overall by only €0.7bn despite the much steeper drop in the result.

Net asset formation – the balance of expenditure and income from the purchase and sale of fixed assets, including the associated payment flows from these investments – was negative at –€557m. In 2002 the inflow of such resources had exceeded the outflow by €501m. Of the €1.0bn of liquid funds remaining after net asset formation, we invested €137m in securities, mostly on a short-term basis.

The Group's net indebtedness was reduced altogether by €542m and at the end of 2003 stood at €591m. This gives us a gearing – the ratio of net indebtedness to shareholders' equity shown on the balance sheet – of 22.3 per cent as against 27.5 per cent at end-2002.

Equity ratio falls to 15.9 per cent

The Group's available capital and reserves diminished by –€984m owing to the net loss, by –€229m as a result of the dividend payout for 2002, by –€189m because of the change in the reserves arising from the market valuation of financial instruments (with no impact on the income statement) and by –€70m owing to other neutral changes, especially due to currency translation. At the balance sheet date the Group's capital and reserves totalled €2.7bn, which represents a contraction of €1.4bn compared with the 2002 total of €4.1bn. The equity ratio consequently declined to 15.9 per cent compared with 21.6 per cent at the end of 2002. The balance sheet shortened by €2.4bn or 12.6 per cent to €16.7bn. On the assets side fixed and current assets both decreased by €1.2bn. A contributory factor in the case of fixed assets was that the new acquisitions in 2003 not only failed to cover the unscheduled depreciation charges but also undershot the scheduled consumption of fixed capital, with the result that the book value of the fixed assets declined. Within the current assets total, the liquid funds were cut by €917m. €624m of this decline was due to the redemption of leasing liabilities from the available bank deposits – which in 2002 were included under liquid funds. Receivables and other assets went down by €270m.

On the liabilities side, the capital available to the Group on a long-term basis decreased by €1.3bn owing to the reduction of equity; the coverage rate of fixed assets by long-term liabilities came to 97.1 per cent and thus nearly matched the 2002 level of 97.8 per cent. Short-term debt was slashed by €1.1bn, of which €624m was due to the redemption of leasing liabilities from the available bank deposits.

Group statement of value added
in €m

	2003	2002
Origin:		
Revenue	15,957	16,971
Changes in inventories and work performed by the enterprise and capitalised	29	16
Other operating income	1,728	2,102
Income from interest	184	143
Income from subsidiaries, joint ventures and associates	60	46
Output	**17,958**	19,278
Cost of materials	7,205	7,196
Impairment losses relating to financial assets and investments held as current assets	160	161
Loss from subsidiaries, joint ventures and associates	198	109
Other operating expenses	4,114	4,398
Input	**11,677**	11,864
Gross value added	**6,281**	7,414
Depreciation and amortisation	1,930	1,243
Net value added	**4,351**	6,171
Utilisation:		
Staff costs	4,612	4,660
Interest paid	524	558
Taxes	193	231
Minority interest	6	5
Net loss/profit for the Group	-984	717
Net value added	**4,351**	6,171

Decline in net value added
In the financial year 2003 the Lufthansa Group generated net value added of €4.4bn; this was about €1.8bn less than in 2002. On the one hand this was attributable to a decline of €1.3bn in output, which was largely due to the fall in revenue. The latter was countered only to a small degree by a decrease of €189m in input. On the other hand the lower net value added was due to the rise of €687m in depreciation and amortisation. This includes the impairment of goodwill of the LSG group in the amount of €580m and additional impairments of €203m.

Value-added management
Since the start of 2000 the entire Lufthansa Group has been controlled in accordance with the principles of value-added management. The basis is the cash value added (CVA) concept. Lufthansa has put in place a closed system of value-added management which in the meantime is firmly entrenched in all planning, steering and control processes. Within this system the CVA is planned, reported and monitored at Group, segment and division level. In addition, the CVA is included as an assessment variable in the remuneration system of top management. Our value-added management system was described in detail in the Annual Report 2002, and the text can also be found on our website.

In the year under review we made some minor alterations to the segment-specific costs of capital vis-à-vis 2002 and adapted them to the current cost of capital.

Owing to the overall economic environment and the crisis in the air traffic industry in particular, we fell well short of maintaining the existing level of value with a CVA of –€745m in 2003. The development of the CVA over time shows that in our industry, with its strongly cyclical pattern of economic activity, it is difficult to achieve a positive CVA every year. The key requirement is to generate a positive contribution to the company value over a complete cycle.

Cost of capital
for the Group and the individual business segments in per cent

WACC	2003
Group	8.6
Passenger Business	8.6
Logistics	8.9
MRO	8.3
Catering	7.7
IT Services	8.9

Value creation
of the Lufthansa Group and the individual business segments
in €m

CVA	2003	2002	2001	2000
Group	-745	404	-628	588
Passenger Business	-217	77	-217	114
Logistics	-43	510	-90	151
MRO	37	114	34	15
Catering	-363	-229	-423	7
IT Services	30	37	34	8
Service and Financial Companies	25	29	30	371

Risk report

System for the early detection and management of risks

As an international airline Lufthansa is exposed both to general entre- preneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks plus financial and treasury management risks.

Lufthansa's risk management strategy permits it to exploit business opportunities that present themselves and to incur related risks as long as such risks are an unavoidable component of value creation. Risk management is a fundamental element of all business processes and decisions.

The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of the Lufthansa Group's corporate strategy. Consequently, the Group's system for the early detection and management of risks consists of a multiplicity of components that are systematically embedded in the entire organisational and operational structure of the parent company and the entire Group. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

A Risk Management Committee, made up of the heads of corporate controlling, legal affairs, auditing, finance, accounting, financial statements and insurance departments, makes sure that risks are identified and assessed continuously across functions and processes. All major potential risks to the Group's profitability or basis of existence are documented in a risk map which is regularly updated and extended. Major risks are defined as dangers which per se might cause damage equal to at least one-third of the result necessary to maintain the Company's inherent value. Due account is taken of potential interdependencies between different risks. The Risk Management Committee is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Group's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department.

The measures designed to ensure the early detection, limitation and elimination of these risks within the framework of Lufthansa's risk management system are themselves regularly reviewed and reinforced. Over and above appropriate insurance solutions, countermeasures specific to each individual risk situation are envisaged for the purpose of limiting and overcoming risks. The experience following the events of 11 September 2001 as well as the Iraq war and the SARS epidemic, together with their ensuing consequences during the year under review, has confirmed the effectiveness of the existing risk management system.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PwC Deutsche Revision AG examined Deutsche Lufthansa AG's system for the early detection of risks as part of its audit of the annual accounts. It confirmed that the system meets the defined requirements.

Risks of future development

In the following we have listed all the major risks of which we are aware that could affect the development of the Lufthansa Group in the coming years. The permanent monitoring and evaluation of such situations and the initiation of timely countermeasures form part of the functioning risk management system of the Lufthansa Group.

Cyclical and competitive risks

General economic fluctuations and geopolitical developments have a fundamental influence on the business performance of the Lufthansa Group. For example, the Iraq conflict, the outbreak of SARS and the stagnating global economy seriously handicapped the business activity of the entire aviation industry in the financial year 2003. The commercial success of an aviation group depends on how flexibly it can react to changes in demand and in the competitive environment. Lufthansa Cargo and the Passenger Airlines have attuned their capacity management to cope with rapid changes and are in a position to flexibly tailor their supply to market developments. But given falling average yields, this does not suffice to earn the profits that will assure the Group's future. The introduction of further flexibility into fixed cost items, such as staff costs, is a crucial requirement. This necessitates competitive pay settlements specific to each individual business segment to enable the Group to keep pace with the new market challenges posed notably by no-frills carriers in Europe. To this end the Lufthansa Group is engaged in discussions with the trade unions.

Besides adjustments of staff costs, the changed competitive environment also requires a radical overhaul of production concepts to enable competition with the unit costs of the no-frills carriers and hence to participate successfully in the low-fare segment in the additionally generated demand for intra-European flights. Lufthansa German Airlines has revised its production processes within the framework of the project "Future European Operations" and will realign its continental traffic starting with the summer timetable in 2004.

Following a general trend in the global airline industry, Lufthansa terminated the traditional commercial agent agreements with German travel agencies at the beginning of 2004 and will switch to net pricing arrangements with its distribution partners as from 1 September 2004. This will mean that in future the value added by the travel agencies will be remunerated – as is already the case in the USA – by the traveller and not by the airline. Lufthansa will continuously monitor the potential consequences of the new model for the travel agents' recommendation policy and practice towards their customers as well as the degree of acceptance of the new model in Germany.

Furthermore, the safeguarding of profitable average yields requires offering business passengers a product and service profile that is qualitatively more clearly differentiated from the low-fare segment and meets business travellers' needs for a speedy ground service and a convenient flight. In both continental and intercontinental traffic, therefore, Lufthansa has adopted and communicated marked improvements in the Business Class product which will likewise be implemented in 2004. Together with the forecasted improvement in the overall economy, this is expected to stimulate a perceptible increase in the demand for premium-fare tickets.

Capital market risks

Lufthansa's international business activities expose it to both exchange rate and interest rate fluctuations in the international money, capital and foreign exchange markets. Internal guidelines lay down that half the cost of US dollar-denominated investments in aircraft is to be hedged as soon as an outright purchase contract is signed. Hedging of the other half is undertaken depending on current market developments. A maximum of 75 per cent of the planned net payment flows in individual currencies are hedged for up to 36 months. Variable-rate interest payables are hedged up to 100 per cent.

This hedging strategy to limit the aforementioned price risks is laid down by the Executive Board of Deutsche Lufthansa AG. It is documented in internal guidelines; compliance with those guidelines is continuously monitored by the Group's internal audit division. Appropriate management and control systems are in place for ongoing risk measurement, surveillance and management. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Note 39 to the Consolidated Financial Statements gives a detailed account of the state of the exchange rate, interest rate and fuel price hedging operations.

Liquidity risks

The intensity with which global economic and geopolitical crises, terrorism and epidemics can affect the air traffic industry highlights the risk of inadequate liquidity reserves. Lufthansa has further improved its sophisticated financial planning systems. On the basis of multi-year plans and crisis simulations the level of the liquidity reserves considered necessary, defined as cash reserves plus free credit lines, has been adjusted accordingly and to date has not been undershot.

Hedging the fuel price risk

Fuel consumption remains a major cost item for the entire air traffic industry. In the year under review it made up over 7.6 per cent of the Lufthansa Group's total operating expenses. Large swings in kerosene prices can have a significant impact on the operating result. The risk of unfavourable fuel price movements is limited by the use of various hedging instruments for the crude and heating oil market. The Lufthansa Group's hedging strategy is aimed at neutralising the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months on a revolving basis. At the reporting date around 72 per cent of the anticipated fuel needs for the financial year 2004 were hedged. For around 35 per cent of the hedged requirements for 2004 the effect of the hedges against price increases is limited by offsetting transactions to an average crude oil price level of approximately USD30.5/bbl.

Insurance risks

The cost of insuring the fleet has surged dramatically following 11 September 2001 and since then has remained at a very high level. This is due to the huge additional premiums that are now being charged for insuring against the risk of war and similar events. Lufthansa is therefore closely monitoring the ongoing development of the existing models for insuring against terror risks. This requires ongoing intense cooperation between all market participants and the international community. Since March 2003 the Lufthansa fleet has had renewed third-party liability cover of US$2bn. Lufthansa has taken out this insurance protection despite higher costs in order to avoid economic risks.

Infrastructure risks

The planned extension of the runway system at Frankfurt Airport assumes considerable importance for Lufthansa's long-term competitiveness. The state government of Hesse (in which Frankfurt is located) has likewise expressed its assent to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing Frankfurt Airport's future as an international air traffic hub. The same applies to the construction of the maintenance hangar for the new superjumbo Airbus A380 that is scheduled to go into service from 2007. However, the operational restrictions that have meanwhile been introduced into the public debate on extending the airport would obstruct its efficient use. In particular, a practicable solution allowing a certain amount of night flights is crucial. If such a solution is not found, Lufthansa Passenger Airlines and Lufthansa Cargo would have to refocus part of their flight schedule structure in the medium term on other suitable alternative hubs.

Bottlenecks in the European air traffic control systems are continuing to cause substantial flight delays. The infrastructural shortcomings are burdening the profitability of all European airlines. In addition, they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore pressing the European Commission and the national governments to create an efficient system of air traffic control throughout Europe. For a long time now Lufthansa has underscored the importance of the infrastructural setting and has institutionalised this with the joint initiative "Air Traffic for Germany" with the respective partners – i.e. airports, air traffic control authorities, industry associations and political bodies.

Risks relating to the development of alliances
One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. The loss-making situation in which many of the airlines worldwide at present find themselves has, in the case of some of Lufthansa's partners, assumed proportions that threaten their existence. Our US partner United Airlines filed for protection from creditors in December 2002 with a view to achieving a restructuring under Chapter 11 of the US insolvency law. Our Canadian partner Air Canada followed suit on 1 April of the year under review with a corresponding CCAA application under Canadian insolvency law. In both cases the restructuring process is still underway and has led to marked improvements in the airlines' cost structure. Lufthansa is closely monitoring developments at United Airlines and Air Canada and is actively supporting their restructuring measures in an advisory capacity. A long-term cooperation agreement has been signed with Air Canada which, subject to the approval of the Canadian insolvency court, will safeguard a continuation of the mutual collaboration. The Star Alliance's presence in the USA was additionally underlined by the decision to admit US Airways as a new member. It is anticipated that United Airlines and Air Canada will conclude their restructuring process and return to normal competitive operation in the course of 2004.

Risks relating to Group companies
Lower passenger volumes, a cutback in flight capacity and reductions of the in-flight service by US airlines in the wake of the terror assaults of 11 September 2001 have also heavily affected the airline catering business of the LSG Sky Chefs group. Owing to the muted macroeconomic momentum

and the crisis affecting the established airlines, the anticipated recovery of demand for airline catering services, especially in the USA, has not yet occurred. Despite capacity cuts and rigorous cost management it has so far not been possible to stabilise the result situation. The Lufthansa Group has duly recognised this development and, after reviewing its overall investment in the LSG Sky Chefs USA group, has written down the latter's stated value by a total of €671m. €580m of this write-down relates to goodwill. In addition, it has initiated steps to streamline its portfolio such as selling the US business segment Convenient Meal Solutions (Chef Solutions).

The cyclical uncertainties in Germany, the fall in households' average disposable income and the persisting fears of possible terrorist attacks weighed heavily on the leisure travel business of the Thomas Cook group and led to excess hotel and airline capacities. The changed pattern of leisure travel behaviour and the growing importance of the individual assembly of holiday components, including via internet, pose new challenges to the Thomas Cook group. Capacity adjustments were initiated with the sale of twelve Boeing 757-200 aircraft at the beginning of 2004. The new management team that was appointed at the start of the year is concerning itself with the group's strategic repositioning.

Other risks

Lufthansa has now settled the class action filed against 17 airlines in the USA in September 2002 regarding an alleged anti-competitive collusion in connection with a reduction of commission payments by concluding a compromise with the plaintiffs.

The Group's strategy

Lufthansa Group focused on its strengths: quality and innovation
The delayed recovery of the global economy owing to the Iraq war and SARS hampered the Lufthansa Group's development in 2003. Thanks to our factors of success – a high degree of flexibility, systematic value-based cost and revenue management as well as our financial soundness and continuity – we were able to limit the consequences of the crisis.

Our current focus is to increase the level of investment in our products so as to permanently safeguard Lufthansa's competitiveness. A customer-oriented philosophy as well as enhanced product quality and differentiation are our guiding principles. At the same time our strategy is geared to optimising our cost structures and increase our flexibility. Thus the goal of the "Concerted Campaign" drive is to continue to create flexible working-time models and remuneration systems in all business segments.

Strategies of the business segments
Our core passenger business is well positioned as a network airline in the changing European airline industry and will extend its leading role. Given the successful development of the Star Alliance – in 2003 Asiana, Spanair and LOT Polish Airlines became new members and in 2004 US Airways will join – we shall continue to base our strategy on partnerships and alliances. We are pressing ahead with deeper integration with a view to systematically exploiting potential synergies for mutual commercial benefit.

Similarly, we have brought together our Lufthansa partners under the joint brand "Lufthansa Regional" with a view to optimising the collaboration. This enables us to offer our passengers a comprehensive and high-quality range of direct flights and feeder services also in the regional segment.

Ongoing cost and revenue management aimed at enhancing the Group's value, increasing our flexibility so as to strengthen our resilience to crises plus the long-term safeguarding of our infrastructural requirements remain key strategic tasks. By means of the joint initiative for "Air Traffic for Germany" together with our partners – Frankfurt and Munich airports, the air traffic control authority, industry associations and political bodies – we are seeking to safeguard Germany's long-term competitiveness in the field of international aviation.

Lufthansa Cargo is strategically well positioned as a leading provider worldwide in the airport-to-airport freight segment. Through our partnership with DHL we can further optimise our capacity utilisation. We shall also continue to differentiate ourselves from our competitors through our innovative leadership in respect of our product and service portfolio. At the same time we are endeavouring to improve our cost position by standardising the fleet and optimising the ground processes.

Lufthansa Technik occupies the number one spot in the world as an independent full service supplier of aircraft maintenance, repair and overhaul services. The core business is being extended from traditional aeronautical repairs to integrated service packages including engineering and

Air traffic remains on a growth path
Forecast for international passenger traffic:
From 2003 to 2007 4.7 per cent growth worldwide p. a.


4.5
3.6
5.0
4.2
4.1
4.4

(Source: IATA Passenger Forecast 2003–2007)
Figures in per cent.

Air traffic within a continent
Air traffic between continents

logistics services. Thanks to our strategy of internationalisation, we not only offer our clients local production platforms but can also ensure an internationally competitive cost base.

LSG Sky Chefs is a leading provider of airline catering services. The Catering segment will take further measures in response to the changed demand situation, especially in the USA. To stabilise the result position additional efficiency-boosting measures are being implemented in conjunction with portfolio adjustments and product innovations such as "buy-on-board" concepts.

Lufthansa Systems occupies a leading place as a specialist provider of services in the aviation IT market. In particular, the Group companies and their partners rely on Lufthansa Systems as a strategic IT provider.

With our equity interest in Thomas Cook AG we occupy a foremost position in the European leisure travel market. The enduring changes in leisure travel behaviour in the core markets require flexible responses. The establishment of profit centres and capacity adjustments were first steps in this direction.

Further development of the Aviation Group

The Aviation Group has been subject to considerable stresses and strains over the past few years. Our portfolio of businesses is stable but not static. Our largest business segment is and will remain passenger business. In building up and extending business segments we focus to our core competencies and existing stock of assets.

Balance sheet structure
in per cent

Assets


Liquid funds
16.2%
Receivables
16.2%
Inventories
2.5%
Fixed assets
65.1%

Total assets €16.7bn

Shareholders' equity and liabilities


Short-term capital
36.5%
Long-term capital
47.6%
Shareholders' equity
15.9%

Total assets €16.7bn

Personnel strategy

Ongoing flexibility is also assuming growing importance in the Lufthansa Group's personnel strategy. This is crucial since in the volatile air traffic business the ability to increase the variability of staff costs is a factor of key competitive importance. Lufthansa and its labour negotiation partners have past experience of finding answers to the need for flexibility in the wake of critical developments. For example, the latest collective pay agreement for ground and cabin staff included a clause safeguarding jobs during crises. This enables the weekly working time to be cut by up to 2.5 hours without financial compensation in a crisis situation. Should further-going reductions of working hours become necessary, these are possible on the basis of remunerating half of the reduced hours. For the future Lufthansa is seeking to write such crisis clauses into all settlements so as to have the possibility of short-time work permitted under national legislation, an instrument for responding rapidly to a crisis.

These efforts are being accompanied and backed by the further use of flexible working-time models and remuneration systems in all business segments the components of which are adapted to each segment's specific situation. These also include temporary employment contracts, the loaning of workers, seasonal working, on-call working and the selective deployment of part-time staff. The objective is to be able to react as extensively and quickly as possible to waxing and waning fluctuations in production.

Financial strategy

Lufthansa's forward-looking and long-term financial strategy is based on a well matched balance sheet structure, independence and confidence.

A well matched balance sheet structure is the principle item of the financial strategy. The young and largely debtless fleet ensures high operational and financial flexibility. With a view to maintaining an optimal capital structure a target range of 40–60 per cent was defined for the Group's gearing. Lufthansa will ensure that the capital structure will remain optimal even given during the ambitious capital expenditure programme in the coming years.

A permanently available liquidity reserve guarantees Lufthansa independence in its financing operations. It protects the Group against cyclical fluctuations in business activity and volatile financial markets. In order to safeguard this independence over the long term, Lufthansa has started already in 2004 to arrange for the segregated funding of future pension payments. In a two-stage model the resources will first be allocated to an on-balance-sheet special fund and then transferred in due course to a contract trust arrangement (CTA).

The investors place great trust in Lufthansa's corporate profile. They support this through long-lasting partnerships. This trust is also reflected in the credit ratings of Standard&Poor's and Moody's, which rate Lufthansa as the best European airline.

The balanced financial profile and the trust shown by the investors give Lufthansa a choice among a diverse range of alternatives to optimise its financing. As a result, Lufthansa occupies an outstanding position within the industry.

Outlook

Group outlook

The factors that burdened the result position in 2003 – the Iraq war and SARS – lessened in importance as the year wore on. In particular, the radical measures taken from February 2003 concerning capacity adjustments, cost reductions in all areas and the D-Check programme had the intended effect on the operating result.

Yet the expected economic upturn did not occur. Especially in Germany and Europe the growth rates decreased continuously. In the United States GDP growth rose over the year as a whole by some 3 per cent, but this had no pronounced knock-on effect on the other economic regions. In Japan the economy picked up unexpectedly in mid-2003 and closed the year with a rate of growth in GDP of around 2 per cent.

For 2004 aggregate output is once again expected to grow in the world's major economic regions. According to the latest forecasts, the US economy is projected to expand by more than 4 per cent. But in Europe and Germany, too, moderate GDP growth of up to 2 per cent is currently anticipated.

Even if the expectations of an economic revival are confirmed and the growth is also beginning to have an impact on consumer behaviour, uncertainty remains concerning the scale and duration of the upturn. In particular, the overall economic upswing is dependent on the course of development in the USA. Other than that, it is difficult to estimate the further effects on global economy and on air traffic.

Lufthansa will therefore continue, as in 2003, to keep capacity tight and to focus it strictly to the trend in demand.

At the same time we are continuing to work at full speed on the project "Future European Operations" as part of our action plan. The first measures aimed at enhancing our product and boosting productivity will be implemented already in the summer. The activities in the initiative "Air Traffic for Germany" and the " Concerted Campaign Human Resources" are being vigorously continued. They are the basis for ensuring that Lufthansa will be able in the coming years, too, to participate in the growth in international air traffic and to defend its leading position in the industry.

Based on the assumption that no further crises occur to hamper the course of business activity in the current year, we expect to improve our operating result significantly and to again post a positive net result in 2004.

Outlook for the individual business segments

Passenger Business segment

The strategy of the Passenger Business segment is geared to returning to a path of value-creating production via productivity increases and product differentiation. This needs to be underpinned by an improvement in the underlying political and economic conditions in Germany.

The first indications of a general economic revival are having a positive impact on the course of business of the Lufthansa passenger airlines. However, the further commercial performance of the Passenger Business segment will be shaped by the permanent changes in the operating environment and the persisting latent uncertainty about future macroeconomic development. The greater competition from the no-frills carriers will maintain the pressure on average yields in the continental air traffic segment. By contrast, it is unlikely that the effects of the emerging consolidation in the airline sector will have an impact on the financial year 2004.

In intercontinental traffic the general economic upturn and the overcoming of SARS are leading to a return to the previous growth path, especially in the Asian/Pacific traffic region with its traditionally strong yields.

For 2004 the Passenger Business segment anticipates a better operating result than in 2003.

Logistics

In 2004 Lufthansa Cargo will continue to face major challenges owing to the general economic environment. In addition to the macroeconomic setting, above all the persistent strength of the euro will have a decisive influence on the commercial performance of the Group's logistics division.

In the current year Lufthansa Cargo will continue to review the core processes throughout the company and to focus them on the customer. Additional focal points will be deepening the cooperation with the Deutsche Post World Net subsidiary DHL Express, the fleet rollover of the Boeing 747-200 cargo aircraft to MD-11 freighters and the expansion of the security hub in Frankfurt, exclusively for Lufthansa Cargo customers. Moreover, the process improvements initiated in the context of the D-Check project will have a full impact for the first time in 2004.

With the successful implementation of the measures that it has set in train, the Logistics group expects to again achieve a positive operating result in 2004.

Maintenance, Repair and Overhaul

Lufthansa Technik likewise faces new challenges ensuing from the structural changes occurring in the global air traffic industry. The persisting cost pressures on all airlines are already having a marked effect on both the volume of new business and the profit margins of providers of MRO services.

Lufthansa Technik continues to face demands for price concessions from its customers. In view of the competitive situation on the market for MRO services, it is likely that the pressure on margins will intensify further.

Lufthansa Technik anticipates further declining average yields per contract as orders for MRO work are being placed on an ever-smaller scale in the wake of the ongoing crisis in the air traffic industry.

A range of optimisation measures are being taken to combat these developments. In addition, in the framework of the strategic partnership with the Lufthansa passenger airlines, joint efforts are being made in product teams (maintenance, components, overhaul and engines) on various cost-cutting and efficiency-boosting projects.

Lufthansa Technik anticipates a growth in revenue in 2004 which will make it possible to at least match the operating result posted in 2003.

Catering

The business prospects of the LSG Sky Chefs group depend on the economic development of the air traffic industry. The company's strategy is geared to lifting the profitability of its core business, airline catering. Along with this LSG Sky Chefs plans to sell its US business Convenient Meal Solutions (Chef Solutions) in 2004.

In the current year LSG Sky Chefs is concentrating on further reducing costs and will launch a number of initiatives in response to the weak operational setting with shrinking flight numbers and reduced on-board service. LSG Sky Chefs will extend its product range, further pursue its cost management strategy and take selective portfolio management measures. Special initiatives will be aimed at the smaller number of flights and the resultant reduction in the demand for in-flight meals. The safeguarding and extension of our sales volume in the airline catering segment, the ongoing development of the "buy-on-board" product and a lean organisational structure are the chief initiatives. Lean enterprise stands for cost reduction not only in production but also in administration. At the same time quality and reliability are to be enhanced worldwide.

The management is convinced that the successful implementation of the aforementioned initiatives will enable the company to stabilise itself in the present economic environment, to build up growth potential for the future, improve profitability and reduce the risks to its business. In particular, given a stabilisation of the airline industry and a timely disposal of Chef Solutions, the company is confident that in 2004 it can again turn in a positive segment result and also achieve a sustained improvement in its operating result.

Thomas Cook

The macroeconomic setting in the major markets improved at the end of the 2002/2003 business year. The barometers of sentiment for the overall economy are pointing upwards. That should also give a boost to the tourist trade.

Pre-bookings for the full business year 2003/2004 are above the corresponding prior-year levels. With numerous product innovations Thomas Cook has created promising prospects of being able to participate in the growth.

However, Thomas Cook is not relying exclusively on a revival of revenue. It is equally important that the measures already adopted in the 2002/2003 business year under the name "Project ONE" are rigorously implemented. In addition, the company's business set-up is being revamped so as to make the group's organisational and operational structures and processes more profitable. This notably includes the reduction of flight capacities, especially in the German market, which has in the meantime already been implemented.

Thomas Cook expects to post a significantly better result in the business year 2003/2004. However, a positive group result is not likely to be achieved yet.

IT Services

As it is dependent on the overall economic situation, the airline sector anticipates that the difficult business trend will continue in 2004. Lufthansa Systems nonetheless perceives particular opportunities on account of its high level of expertise in the fields of consultancy, software development and software integration of airline and aviation processes.

Over and above this, Lufthansa Systems offers a comprehensive portfolio of business process outsourcing (BPO) services and expects above-average growth in this line of business.

Another component of the group's strategy is that in the technology and infrastructure business it also serves clients outside the airline and aviation market who have similar demands regarding quality, security and reliability as airline customers.

In addition to its traditional licensing and consulting business, Lufthansa Systems will also continue to extend its application service providing (ASP) activities. Thus in the current year, too, a substantial percentage of the group's revenue is expected to be generated from operating business, which is founded on long-term and stable customer relationships.

All in all, the growth achieved during the past few years in the market with non-Group customers will be maintained. Besides the "domestic market" of Europe efforts are being made to increase the penetration of the markets in the Americas and Asia/Pacific.

Lufthansa Systems anticipates that its buoyant operating result will be maintained in the current year and that it can turn in an operating result above the 2003 level.

Major events after year-end closure

Lufthansa offered AK Industriebeteiligungs GmbH the option of acquiring a further 24.1 per cent of the shares in Eurowings. On 2 January 2004 AK Industriebeteiligungs GmbH stated its acceptance of this offer. The offer will become effective 90 days after receipt of the statement of acceptance, i.e. on 1 April 2004.

In January Lufthansa altered the structure of its regional network and put its cooperation with the partner airlines Eurowings, Augsburg Airways, Contact Air, Lufthansa CityLine and Air Dolomiti on a new footing. The aircraft of the partner airlines are now deployed on a "wet lease" basis, meaning that Lufthansa defines the production platform and assumes the commercial risk associated with network operations. This is expected to yield cost savings amounting to a three-digit million total.

On 13 February 2004 Deutsche Lufthansa AG placed a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange. The 78 million A-shares were sold to institutional investors at a price of €5.05 per share. Lufthansa will receive an income of €394m from this transaction. As a result, book profits of around €290m will accrue to the Lufthansa Group in the current financial year. Lufthansa's remaining stake in Amadeus has consequently fallen from 18.3 to 5.1 per cent.

At the end of 2003 Lufthansa announced its intention to introduce a net pricing model in Germany with effect from 1 September 2004. This new distribution model will abolish the current sales representative status of the travel agencies and hence also the commissions which Lufthansa has paid in the past. In future travel agencies will charge a service fee, to be set at their own discretion, for their mediation and consultation activities direct to the customer. Those travel agents which had not signed the new distribution contract by the deadline of 14 February 2004 have in the meantime received notice of termination of their distribution agreement. This ensures a uniform changeover to the new distribution model at the start of September. The restructuring of the distribution arrangements was approved by the big travel agency chains. However, smaller travel agents and the national associations that represent them have opposed the change and announced that they will file legal appeals.

Projections of future developments

This Annual Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement for Financial Year 2003

	Notes	2003 €m	2003 €m	2002 €m
Traffic revenue	6)	11,662		12,032
Other revenue	7)	4,295		4,939
Revenue			**15,957**	**16,971**
Changes in inventories and work performed by the enterprise and capitalised	8)	29		16
Other operating income	9)	1,728		2,102
Cost of materials	10)	– 7,205		– 7,196
Staff costs	11)	– 4,612		– 4,660
Depreciation and amortisation	12)	– 1,930		– 1,243
Other operating expenses	13)	– 4,114		– 4,398
Loss/profit from operating activities			**– 147**	**+1,592**
Result from investments accounted for using the equity method	14)	– 176		– 92
Other income from subsidiaries, joint ventures and associates	14)	+ 39		+ 28
Net interest	15)	– 341		– 415
Other financial items	16)	– 160		– 161
Financial result			**– 638**	**– 640**
Loss/profit from ordinary activities			**– 785**	**+ 952**
Other taxes	17)		– 29	– 47
Loss/profit before income taxes			**– 814**	**+ 905**
Income taxes	17)		– 164	– 183
Result after taxes			**– 978**	**+ 722**
Minority interests			– 6	– 5
Net loss/profit for the period			**– 984**	**+ 717**
Basic loss/earnings per share	18)		**€ –2.58**	**€ +1.88**
Diluted earnings per share	18)		**€ –**	**€ +1.75**

Consolidated Balance Sheet as of 31 December 2003

Assets	Notes	31.12.2003 €m	31.12.2003 €m	31.12.2002 €m
Intangible assets	20)	953		1,715
Aircraft and spare engines	21)	6,815		6,989
Other tangible assets	22)	1,297		1,359
Investments accounted for using the equity method	24)	720		914
Other financial items	24)	696		737
Fixed assets	19)		**10,481**	**11,714**
Repairable aircraft spare parts			**404**	**389**
			10,885	**12,103**
Inventories	25)	421		397
Trade receivables	26)	1,498		1,630
Other receivables and other assets	26)	929		1,045
Securities	27)	720		584
Cash and cash equivalents	28)	2,001		3,054
Current assets			**5,569**	**6,710**
Income tax assets	17) 29)		**194**	**205**
Prepaid expenses	30)		**84**	**119**
Total assets			**16,732**	**19,137**

Shareholders' equity and liabilities	Notes	31.12.2003 €m	31.12.2003 €m	31.12.2002 €m
Issued capital	31)	977		977
Capital reserve	32)	809		809
Fair value reserves		– 82		107
Retained earnings	32)	1,933		1,515
Net loss/profit for the period		– 984		717
Shareholders' equity			**2,653**	**4,125**
Minority interests			**43**	**47**
Retirement benefit obligations		4,327		4,020
Provisions for income taxes		332		261
Other provisions and accruals		3,394		3,515
Provisions and accruals	33)		**8,053**	**7,796**
Long-term borrowings	34)	3,240		4,713
Trade payables	35)	911		939
Other liabilities	35)	1,622		1,285
Liabilities			**5,773**	**6,937**
Deferred income	36)		**210**	**232**
Total shareholders' equity and liabilities			**16,732**	**19,137**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2001	**977**	**681**	**194**	-19	**-22**	**2,320**	**-633**	**3,498**
Transfers	–	–	–	–	–	-633	+633	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	717	717
Changes in fair value	–	–	39	11	–	–	–	50
Transfers to acquisition cost	–	–	-30	10	–	–	–	-20
Transfers to the income statement	–	–	-99	1	–	–	–	-98
Other neutral changes	–	128	–	–	-44	-106	–	-22
Balance on 31 December 2002	**977**	**809**	**104**	**3**	**-66**	**1,581**	**717**	**4,125**
Transfers	–	–	–	–	–	488	-488	–
Dividends	–	–	–	–	–	–	-229	-229
Net loss for the period	–	–	–	–	–	–	-984	-984
Changes in fair value	–	–	-112	4	–	–	–	-108
Transfers to acquisition cost	–	–	-20	–	–	–	–	-20
Transfers to the income statement	–	–	-59	-2	–	–	–	-61
Other neutral changes	–	–	–	–	-54	-16	–	-70
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the equity of investments accounted for using the equity method. The neutral change in the capital reserve includes the premium from the floatation of the bond of 4 January 2002.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	2003 €m	2002 €m
Cash and cash equivalents on 1 January	**2,453**	**378**
Loss/profit before income taxes	- 814	905
Depreciation of fixed assets (net of reversals)	2,080	1,251
Depreciation of repairable aircraft spare parts	53	48
Result from fixed asset disposal	- 229	- 495
Result from investments accounted for using the equity method	97	20
Net interest	341	415
Income taxes paid	- 19	0*
Changes in inventories	- 24	- 14
Changes in receivables, other assets and prepaid expenses	314	204
Changes in provisions and accruals	112	759
Changes in liabilities (without borrowings)	- 403	- 574
Other	73	- 207
Cash flows from operating activities	**1,581**	**2,312**
Purchase of tangible assets and intangible assets	- 839	- 364
Purchase of financial assets	- 138	- 90
Additions to repairable aircraft spare parts	- 68	- 79
Proceeds from sale of non-consolidated equity investments	13	808
Acquisition of non-consolidated equity investments	- 45	- 126
Acquisition of consolidated equity investments**	- 133	- 10
Proceeds from disposals of intangible assets, tangible assets and other financial assets	416	176
Interest received	182	136
Dividends received	55	50
Net cash used in investing activities	**- 557**	**501**
Securities/fixed-term deposits	- 137	- 578
Net cash used in investing activities and cash investments	**- 694**	**- 77**
Premium from bond floatation	-	128
Long-term borrowings	291	1,020
Repayments of long-term borrowings	-1,135	- 531
Other borrowings	13	- 489
Dividends paid	- 229	-
Interest paid	- 277	- 289
Net cash used in financing activities	**-1,337**	**- 161**
Net decrease/increase in cash and cash equivalents	**- 450**	**2,074**
Effects of exchange rate changes	- 2	1
Cash and cash equivalents on 31 December	**2,001**	**2,453**
Securities	720	584
Term deposits	-	601
Total liquid funds	**2,721**	**3,638**
Net increase/decrease in total liquid funds	- 917	2,456

**below €1m.*
***Net of €2m (prior year: €9m) cash acquired.*
Note to the Consolidated Cash Flow Statement see page 116.

Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG 2003

1 Fundamentals and methods

The consolidated financial statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards (IFRS) by the IASB taking account of the interpretations by the International Financial Reporting Interpretations Committee (IFRIC). All standards applying to financial year 2003 have been taken into account.

No accounting and valuation methods under German law not in conformity with IAS or SIC have been applied.

The requirements set out in section 292 a of the German Commercial Code (HGB), exempting the Company from its obligation to prepare consolidated financial statements under the German Commercial Code, are met. The assessment of such requirements is based on the German Accounting Standard No. 1 (DRS 1) promulgated by the German Standards Accounting Board.

The following accounting and valuation methods applied to the present consolidated financial statements deviate from German law:

- translation of foreign currency receivables and liabilities as at the closing date and recognition of the effects of changes in foreign exchange rates in the income statement;
- accounting of internally generated intangible fixed assets;
- revenue recognition by reference to the stage of completion of long-term customer orders;
- valuation of long-term provisions at present value;
- no recognition of other provisions if the probability of an outflow of resources is below 50 per cent;
- recognition of deferred tax assets and liabilities in accordance with the liability method; capitalisation of deferred tax assets from tax loss carry-forwards;
- recognition of the asset concerned and the liability in the amount of the present value of the lease payments under finance lease agreements according to IAS 17;
- valuation of retirement benefit obligations according to the projected unit credit method, taking account of future trends in salaries and the corridor rule under IAS 19;
- measurement of financial instruments, with the exception of loans and receivables originated, or financial investments held to maturity at fair value, provided such value can be determined reliably, as well as recognition of the resulting changes directly in equity;
- measurement of financial instruments at fair value in so far as they qualify as being held for trading, and recognition of the effects of changes in net profit or loss for the period.

2 Consolidation methods

All significant subsidiaries under the legal and/or actual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures and associated companies are accounted for using the equity method, provided that the Group holds an interest of between 20 and 50 per cent and may exercise significant influence. Other equity investments are accounted for at acquisition cost. Pages 178–183 ff. present a list of significant subsidiaries, joint ventures and associates.

For the purposes of initial consolidation of subsidiaries, the acquisition cost of equity investments is compared to the Group's share in the carrying amount of the equity of the company concerned. The difference between acquisition cost and prorated equity is, as a rule, initially allocated to the subsidiary's assets and liabilities if there is any difference between fair value and carrying amount. Within the context of subsequent consolidations, hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any remaining asset-side difference from capital consolidation is recognised as goodwill and amortised over its expected useful life according to the straight-line method. Negative goodwill is openly deducted from asset-side differences. Provided that it does not result from anticipated losses, it is released in accordance with the development of the corresponding fixed asset items using the amortisation and depreciation item.

The carrying amounts of the investments accounted for using the equity method are increased and reduced respectively at each reporting date by Lufthansa Group's prorated share of the associate's or joint venture's changes in equity capital. The difference between the acquisition cost of the equity investment and the prorated equity of the company is allocated and carried forward on the basis of the principles applicable to consolidation.

Effects resulting from intra-group transactions are eliminated. Receivables and payables between consolidated companies are netted; intra-group profits and losses with regard to fixed assets and inventories are eliminated, and intra-group income is set off against the corresponding expenses. For all temporary differences from consolidation, tax deferrals are recognised as required by IAS 12.

The consolidation methods used are unchanged compared with the preceding year.

3 Currency translation

The financial statements of foreign Group companies are translated into euros in accordance with the functional currency method. The functional currency is mainly the currency of the country in which the company concerned is located. In some cases, the functional currency is different from the national currency. Assets and liabilities are translated at the balance sheet date middle rate, whereas income statement items are translated at average exchange rates for the year. Any differences resulting from this as well as from the currency translation of amounts carried forward from the previous year are recognised directly in equity. Goodwill arising from capital consolidation of foreign subsidiaries is carried forward at historical acquisition cost.

The following table reflects the fluctuation in major foreign exchange rates in comparison with the euro:

	2003 Balancesheet rate	**2003** Income statement average rate	2002 Balancesheet rate	2002 Income statement average rate
USD	0.80006	0.87965	0.96006	1.05634
CAD	0.61035	0.63112	0.61002	0.67500
GBP	1.42066	1.44514	1.53775	1.59081
HKD	0.10306	0.11297	0.12310	0.13544
THB	0.02018	0.02125	0.02216	0.02455
SEK	0.11025	0.10953	0.10930	0.10956
NOK	0.11875	0.12478	0.13739	0.13361
DKK	0.13435	0.13458	0.13462	0.13460
CHF	0.64107	0.65708	0.68837	0.68148
KRW	0.00067	0.00073	–	–

4 Group of consolidated companies

In addition to Deutsche Lufthansa AG as the parent company, the group of consolidated companies includes 61 domestic and 104 foreign companies (prior year: 47 domestic and 131 foreign companies).

Compared with the previous year, the group of consolidated companies has been expanded by eight companies for the special purpose of finance lease of aircraft established in financial year 2003. Air Dolomiti S.p.A. Linee Aeree Regionali Europee and one related aircraft leasing special purpose entity have been consolidated upon the assumption of financial and operative control as at 1 January 2003.

In April 2003, 80 per cent of the shares in LSG Sky Chefs Korea Co. Ltd. were acquired.

The investment in Condor/Cargo Technik GmbH was increased to 90 per cent in February, whereas the investment in AirLiance Materials LLC was increased to 50,2 per cent in December 2003. Taking account of the acquisition in stages, both companies have been included in the consolidated financial statements as from that date.

A total amount of €135m has been expensed for acquiring the shares in the said five companies, with €107m relating to Air Dolomiti S.p.A. and €19m to LSG Sky Chefs Korea Co. Ltd..

Furthermore, Lufthansa AirPlus Servicekarten GmbH, LSG Sky Chefs Catering Logistics GmbH, LSG Sky Chefs Verwaltungsgesellschaft mbH, LSG Asia GmbH, 41/42 Bartlett (Pty) Ltd., Inflight Catering (Pty) Ltd., Lufthansa Airmotive Ireland (Leasing) Ltd., Lufthansa Technik Aircraft Services Ireland Limited as well as two real property leasing special purpose entities have been consolidated.

As in the preceding year, the group of consolidated companies includes shares in three money market funds, the assets of which have to be attributed to the Group.

Following the sale of all the shares in START AMADEUS GmbH on 26 February 2003 at a price of €124m, the company left the group of consolidated companies as from 1 March 2003.

Altogether 32 companies of the Catering business segment have been merged with other companies within the Group, whereas three companies have been dissolved.

The inclusion of any other subsidiaries has been unnecessary because their combined influence on the Group's net assets, financial position and results of operations is insignificant. All in all, these companies account for up to five per cent of revenue, earnings and balance-sheet total.

As at the balance sheet date, the consolidated financial statements include investments in 55 joint ventures and 42 associated companies (prior year: 56 joint ventures and associated companies each), eight joint ventures and 28 associated companies of which are accounted for using the equity method as in the preceding year.

Following the acquisition of 40 per cent of the shares in Alitalia Maintenance Systems S.p.A. in July 2003, the company is included using the equity method.

Since the assumption of financial and operative control of Air Dolomiti S.p.A. Linee Aeree Regionali Europee, this company has been subject to consolidation and thus eliminated from the group of companies accounted for using the equity method. Owing to their overall minor significance, the other joint ventures and associated companies are carried at amortised cost.

The following assets and liabilities as well as income and expenses are allocable to the Group owing to its interest in the joint venture concerned:

€m	**2003**	2002
Fixed assets	2006	2144
Current assets	801	941
Liabilities	2320	2500
Expenses	4379	4699
Income	4280	4627

The effects of the changes in the group of consolidated companies and in the group of companies carried at equity are shown in the following tables.

Balance sheet	Group **31.12.2003** €m	of which from changes in the group of consolidated companies €m	Group 31.12.2002 €m	of which from changes in the group of consolidated companies €m
Fixed assets	10,481	+183	11,714	-36
Current assets	5,569	+154	6,710	+145
Balance sheet total	16,732	+359	19,137	+142
Shareholders' equity	2,653	-34	4,125	-39
Minority interests	43	+9	47	+21
Provisions and accruals	8,053	+63	7,796	+10
Long-term debt	3,240	+162	4,713	+92
Other liabilities	2,533	+156	2,224	+58

The effects of the change in the 2003 group of consolidated companies on the balance sheet are of minor importance in relation to the corresponding balance sheet item, except for the increase in minority interests. This increase relates mainly to the interests of the minority shareholders of AirLiance Materials LLC and LSG Sky Chefs Korea Co Ltd. in the equity of the company concerned.

Income Statement	Group **2003** €m	davon aus changes in the group of consolidated companies €m	Group 2002 €m	davon aus changes in the group of consolidated companies €m
Revenue	15,957	+213	16,971	+253
Operating income	17,714	+329	19,089	+264
Operating expenses	17,861	+311	17,497	+219
Loss/profit from operating activities	-147	+18	+1,592	+45
Financial result	-638	-27	-640	-39
Loss/profit from operating activities	-785	-9	+952	+6
Taxes	-193	-3	-230	-13
Net loss/profit for the year	-984	-12	+717	-10

The effects concerning the income statement for the year 2003 are explained in more detail in the notes to individual items. In addition to the effects of the changes in the group of consolidated companies, the fact that START AMADEUS GmbH, which was sold in February 2003, has been included for only two months (prior year: 12 months) in 2003 makes it difficult to compare individual income statement items. In so far as this seems material, the individual notes refer to this.

5 Accounting and valuation methods

Income and expense recognition

Revenue and other operating income are recognised upon the performance of services or transfer of risk to the customer. Revenue from customer-related long-term construction contracts is recognised according to the stage of completion based on the percentage of completion method.

Operating expenses are recognised in the income statement upon utilisation of the service or at the date of their origin. Warranties are recognised when the related revenue is recognised. Interest income and expenses are reported on an accrual basis. Income or expenses from profit or loss transfer agreements are recognised at the end of the financial year. Dividends are, as a rule, recognised at the time of distribution.

Intangible assets

Acquired intangible assets are recognised at acquisition cost, internally generated intangible assets from which the Group expects future benefits are recognised at manufacturing cost and regularly amortised according to the straight-line method over the estimated useful life of five years. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised.

Goodwill arising from consolidation and accounting using the equity method is amortised on a straight-line basis over its estimated useful life, i.e. over a period of two to twenty years. The estimated useful life reflects the future economic benefits expected to be achieved by the improved market position resulting from the business acquisition and the company's value-added opportunities.

A critical examination of the originally estimated useful lives proved that some of these lives were too long. The useful lives of the goodwill concerned have been reduced accordingly. The amount of additional amortisation resulting from this is €29m.

Tangible assets

Tangible assets serving business operations for more than one year are valued at acquisition or manufacturing cost, reduced by scheduled straight-line depreciation. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. The useful lives applied to tangible assets correspond to the expected useful lives in the Group. Exclusively tax-based depreciation is not recognised.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

Buildings are assigned a useful life of between 20 and 45 years. Buildings and leasehold improvements are depreciated according to the term of the lease or a shorter useful life. Depreciation rates are mainly between ten and twenty per cent per year. A useful life of up to ten years is fixed for plant and machinery. Office and factory equipment is under normal conditions depreciated over three to ten years.

Finance lease
In accordance with IAS 17, the economic ownership of leased assets is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. Provided that its economic ownership is to be transferred to the Lufthansa Group, the asset is recognised at the time of conclusion of the contract at the present value of the lease payments plus incidental payments, if any, to be borne by the lessee. Depreciation methods and useful lives correspond to those applied to comparable acquired assets.

Impairment of assets
Intangible assets and tangible assets are written down at the balance sheet date if the recoverable amount of the asset has dropped below its carrying amount. The recoverable amount is determined as the higher of an asset's net selling price and the present value of the estimated future cash flows.

Financial assets
Financial assets are recognised at the settlement date, i.e. at the time when the asset is created or transferred, at acquisition cost.

Long-term low- or non-interest bearing loans are reported at their present discounted value.

As regards subsequent measurement as at the balance sheet date, a distinction is made between financial assets held to maturity and those available for sale.

Financial assets available for sale are accounted for at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity. Any release of the reserves to income is either effected upon disposal or in the case of a lasting decline in fair value below the carrying amount.

Financial assets held to maturity are valued at amortised cost as at the balance sheet date. In case the recoverable amount drops below the carrying amount at the balance sheet date, value adjustments affecting income are performed.

Repairable aircraft spare parts
Repairable aircraft spare parts are recorded at continually adjusted prices based on average acquisition cost. For valuation purposes, spare parts are assigned to individual aircraft types and generally depreciated like aircraft.

Current assets
Current assets include inventories and financial assets.

Inventories
The item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and payments made on account of inventories. Valuation is based on acquisition cost determined on the basis of average prices, or on manufacturing cost. Manufacturing cost includes all the costs

directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. Valuation as at the balance sheet date is based on the lower of cost or net realisable value net of any costs yet to be incurred. As a rule, valuation is based on the net realisable value of the finished product.

Current financial assets

Current financial assets include accounts receivable, securities, and cash and cash equivalents.

All current financial assets are initially recognised at acquisition cost at the settlement date, i.e. the time of origination of the accounts receivable or transfer of economic ownership. The acquisition cost of low- or non-interest bearing monetary claims corresponds to their present value at the time of origination.

As regards subsequent measurement as at the balance sheet date, a distinction of current financial assets between loans and receivables originated by the company, assets held for trading, assets held to maturity and assets available for sale is made.

Loans and receivables originated as well as receivables held to maturity are valued at amortised cost at every subsequent balance sheet date, whereas assets held for trading and available for sale are measured at the fair value attributable at the balance sheet date.

Receivables

In so far as they are not held for trading, receivables are carried at amortised cost at the balance sheet date.

Customer receivables from manufacturing or service contracts not yet completed at the balance sheet date are recognised at manufacturing cost plus a mark-up corresponding to the stage of completion, provided that the outcome of the contract can be assessed reliably. Any other unfinished customer contracts are recognised in the amount of the manufacturing cost incurred to the extent that recovery of the latter is expected.

If it is uncertain whether receivables can be collected, such customer receivables are carried at the lower realisable value. In addition to any necessary individual allowances, any recognisable risks from the general credit risk are accounted for by lump-sum itemised allowances.

Foreign currency receivables are valued at the middle rate of buying and selling price at the balance sheet date.

Securities held as current assets

Securities held as current assets are valued as financial assets available for sale at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity – if necessary, adjusted for deferred taxes.

Cash and cash equivalents

Cash and cash equivalents are reported at amortised cost. Any foreign currency balances are valued at the balance sheet date middle rate.

Derivative financial instruments

In the Lufthansa Group, derivatives are in accordance with an intra-group guideline used for hedging interest rate and currency risks as well as for hedging fuel price risks. The basis for this is a safety policy defined by the Executive Board and supervised by a price hedging committee. Within the scope of this policy, interest rate and currency hedging transactions are also entered into with non-consolidated Group companies.

Interest rate swap transactions are entered into for managing interest rate risks. With such transactions, variable interest rates from the underlying transaction are exchanged for a fixed interest rate over the entire term and, on the other hand, fixed interest payments are exchanged for a variable interest rate.

The Lufthansa Group uses forward exchange transactions and currency options to hedge currency risks. Fluctuation band options, which represent the combination of a purchase and simultaneous sale of currency options of the same currency, are also used. Fluctuation band options are concluded as zero cost options, i.e. the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging arrangements are entered into in the form of fixed price and option transactions on the crude and heating oil market.

All derivative financial instruments are reported in the balance sheet at acquisition cost and subsequently measured at their fair value as at the balance sheet date.

Hedging transactions are entered into either to secure fair values or future cash flows.

In so far as the financial instruments used qualify as effective cash flow hedging instruments within the scope of a hedging relation in accordance with the relevant provisions of IAS 39, any fluctuations in fair value will not affect the result for the period during the term of the derivative.

Fair value changes from an effective cash flow hedging operation are recorded in the corresponding reserves item directly in equity.

In case the hedged cash flow is an investment, the result of the hedging transaction is transferred from equity to the acquisition cost of the investment at the time of the underlying transaction's maturity.

In all other cases, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period upon maturity of the hedged cash flow.

In the case of effective hedging of fair values, any changes in the fair values of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Provided that the financial instruments used do not qualify as effective hedging transactions but as held for trading under IAS 39, any fair value changes have to be recognised directly in the income statement as profit or loss.

The Group's hedging policy (cf. note 39) aims at concluding exclusively effective derivatives for the hedging of interest rate, currency and fuel price risks.

However, some necessary hedging transactions used for fuel price and foreign currency hedging as well as transactions with non-consolidated Group companies do not satisfy the qualifying criteria of effectiveness provided for in IAS 39. Consequently, changes in fair value arising from these transactions are directly taken into account in the income statement.

Provisions and accruals

Retirement benefit obligations are valued in accordance with the accrued benefit valuation method prescribed by IAS 19 for performance-oriented pension plans. The interest share included in pension expense is shown in the financial result as interest expense.

Provisions for taxes and other provisions and accruals are set up if there is an external obligation resulting from a past event which obligation is likely to lead to an outflow of economic resources in future, provided this outflow can be estimated reliably. If no provision or accrual could be set up because any of the recognition criteria has not been met, the respective commitments are disclosed under contingent liabilities.

Provisions for obligations which are not expected to result in an outflow of resources in the following year are measured at the amount of the present value of the expected outflow.

The amount of provisions and accruals recognised is reviewed at each balance sheet date. Provisions in foreign currency are translated at closing rates.

Liabilities

Liabilities under finance lease agreements are reported at the present value of the lease rates at the time of conclusion of the agreement, whereas other liabilities are reported at amortised cost.

Foreign currency liabilities are valued at the middle rate at the balance sheet date.

Deferred tax items

In accordance with IAS 12, deferred taxation is provided for all temporary differences between the tax bases of the individual companies and the consolidated financial statements. Tax loss carry-forwards which are likely to be utilised in the future are recognised in the amount of the deferred tax assets.

Pursuant to the flood disaster solidarity act passed in 2002, the domestic corporation tax rate increased by 1,5 per cent to 26,5 per cent exclusively for assessment period 2003. Domestic deferred tax assets and liabilities originated in financial year 2002 which were reversed in assessment period 2003, have therefore been valued with a rate for deferred taxes of 36,5 per cent, including trade tax on income, whereas all other deferred tax items have been valued with a rate for deferred taxes of 35 per cent.

In financial year 2003, the tax rates for deferred taxes abroad were ten to 40 per cent (prior year: twelve to 52 per cent).

Notes to the Consolidated Income Statement

6 Traffic revenue

By sector	2003 €m	2002 €m
Passenger	9,551	9,726
Freight	1,992	2,179
Mail	119	127
	11,662	**12,032**
Scheduled	11,296	11,653
Charter	366	379
	11,662	**12,032**

The traffic revenue of Lufthansa Cargo AG disclosed in segment reporting (note 40) includes revenue from the carriage of passengers on combined passenger and freight traffic in the amount of €2m for both financial years, which revenue has been allocated to revenue from passenger business in the table above.

Traffic revenue increased by €152m owing to the inclusion of Air Dolomiti S.p.A. in the group of consolidated companies.

7 Other revenue

By sector	2003 €m	2002 €m
Maintenance	1,506	1,558
Catering service	1,530	1,753
Convenient Meal Solutions	465	600
Travel (commissions)	107	176
EDP services	241	335
Ground services	99	218
Other services	347	299
	4,295	**4,939**

The extension of the group of consolidated companies caused a rise in revenue from maintenance of €39m and from catering services of €22m. The high decrease in EDP services is attributable to the withdrawal of START AMADEUS GmbH.

Other revenue includes revenue from unfinished services in connection with long-term construction or service contracts in the amount of €223m (prior year: €141m). Such revenues have been recognised by stage of completion in the amount of the proportion of the anticipated total revenue attributable to this stage. In case it was impossible to make reliable estimates of the outcome of the total contract, revenue has been recognised in the amount of the contract costs incurred. The stage of completion has been derived on the basis of the costs incurred at the balance sheet date in relation to total anticipated contract costs.

The accumulated costs of unfinished contracts, i.e. taking account of the amounts recognised in preceding years, amounted to €195m (prior year: €150m), whereas the respective profits amounted to €36m (prior year: €7m). Down payments by customers amounted to €205m (prior year: €152m). The balance of these amounts reduced by allowances is shown under receivables and other assets (cf. note 26). An amount of €1m has as in the preceding year been withheld by customers.

8 Changes in inventories and work performed by the enterprise and capitalised

€m	**2003**	2002
Decrease/increase in finished and unfinished goods	–2	+3
Work performed by the enterprise and capitalised	31	13
	29	**16**

9 Other operating income

€m	**2003**	2002
Income from disposal of fixed assets	258	503
Income from write-ups to fixed assets	12	9
Foreign currency translation gains	527	623
Reversal of provisions	179	246
Income from re-debiting of accounts payable	110	113
Commissions earned	68	3
Re-debiting of charges for EDP distribution systems	31	31
Release of allowances for receivables/elimination of accounts payable	40	45
Hiring out of staff	34	33
Compensation received for damages	23	74
Rental income	28	27
Income from the subleasing of aircraft	10	10
Income from disposal of current financial assets	8	2
Other operating income	400	383
	1,728	**2,102**

As regards income from the disposal of fixed assets, an amount of €151m relates to the sale of aircraft, whereas €79m relate to the sale of all the shares in START AMADEUS GmbH.

In the preceding year, income from the disposal of fixed assets included €1m from the sale of aircraft, €414m from the sale of 25 per cent of the shares in DHL International Ltd., as well as €74m from the sale of the remaining 49 per cent of the shares in GlobeGround GmbH.

Foreign currency translation gains include for the most part gains on exchange differences between the exchange rate in operation at the date of the transaction (average rate of a month) and the time of payment (spot exchange rate) as well as currency translation gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (note 13).

Released provisions concern a large number of provisions set up in prior years and not used completely. In contrast to this, the expense for provisions not set up in an adequate amount in previous years has been assigned to the related primary type of expense.

In the preceding year, €47m of the provision for contingent losses set up in the year 2001 for a catering contract was released after successful renegotiations. A further €35m were released in 2003.

€65m of the increase in commissions earned have to be attributed to the fact that LH AirPlus Servicekarten GmbH has been consolidated for the first time.

In the preceding year, income from damages included compensation in the amount of €43m paid by the Federal Government for losses incurred from the closing of the US airspace between 11 and 14 September 2001.

Other operating income includes items which are not allocable to any of the aforementioned accounts, including non-cash benefits from employer contributions (contra entry in staff costs), advertising income and canteen income.

The companies consolidated for the first time contributed €114m to the Group's other operating income.

10 Cost of materials

€m	**2003**	2002
Fuel for aircraft	1,352	1,347
Other raw materials and supplies	1,380	1,269
Purchased merchandise	789	922
Total cost of raw materials and supplies and purchased merchandise	**3,521**	**3,538**
Charges	2,290	2,239
Charter	456	405
External technical services	445	501
Flight services	109	162
Operating lease	77	17
External EDP services	63	47
Other purchased services	244	287
Total cost of purchased services	**3,684**	**3,658**
	7,205	**7,196**

Due to the extension of the group of consolidated companies, cost of materials rose by a total of €69m. The cost of fuel for aircraft increased by €24m, the cost of other raw materials and supplies increased by €15m, whereas the cost of purchased merchandise increased by €38m. The cost of purchased services decreased by €8m.

11 Staff costs

Staff costs €m	2003	2002
Wages and salaries	3,864	3,895
Social security	541	511
Pension costs and other employee benefits	207	254
	4,612	**4,660**

The increase in staff costs includes €110m resulting from the extension of the group of consolidated companies, €91m of which amount relate to wages and salaries, €16m to social security and €3m to pension costs and other employee benefits.

For the most part, the reported pension costs relate to additions to retirement benefit obligations (cf. note 33). An amount of €0.7m (prior year: €0.5m) has been recognised for executive officers.

Average number of employees	2003	2002
Ground personnel	74,562	74,915
Flight personnel	18,535	17,813
Trainees	1,701	1,407
	94,798	**94,135**

Staff numbers have been calculated pro rata temporis taking account of the time of first consolidation or exclusion from consolidation. An annual average number of 2,461 employees relates to the companies consolidated for the first time.

As at 31 December 2003, the Group had 93,246 employees (prior year: 93,796), 2,624 of which were employed by the companies consolidated for the first time.

12 Depreciation and amortisation

The amortisation and depreciation applied to intangible assets, aircraft and other tangible assets may be gathered from the notes to the related item. Total amortisation and depreciation amount to €1,930m (prior year: €1,243m). Impairment losses in the amount of €783m (prior year: €33m) were incurred in financial year 2003. Impairment of goodwill in the amount of €580m accumulated in the Catering segment, €367m of which relate to the Chef Solutions sub-segment and €213m to the Catering area. As regards the MRO segment, goodwill in the amount of €50m had to be written down. In the aforesaid cases, the recoverable amount has been determined at the level of the cash generating unit. Since the Chef Solutions sub-segment of the catering business segment is to be sold, determination has in this case been based on the recoverable amount expected from the sale, whereas the value in use has been taken as a basis in the other cases. Interest rates before taxes of 8.9 and 9.5 per cent respectively have been applied for calculating the value in use. In the preceding year, the impairment test has been performed on the basis of interest rates before taxes of 9.2 and 9.7 per cent respectively. There was no need for impairments.

In addition to the aforesaid, there were impairment losses in the amount of €27m with regard to nine aircraft and spare engines finally decommissioned or intended for sale (prior year: €27m with regard to two decommissioned aircraft). The aircraft have been written down to the anticipated recoverable net selling price. A further €35m (prior year: €6m) relate to building improvements and other tangible assets, the value in use of which – determined as the present value of payment surpluses – had dropped under the carrying amount. In addition to the aforesaid, intangible assets and tangible assets of the Chef Solutions sub-segment of the Catering segment have in the amount of €91m been written down to the anticipated recoverable net selling price.

The first pro rata temporis amortisation of the goodwill of the new Group companies in the amount of €9m and their own contribution to the amortisation and depreciation item caused an increase of €42m in amortisation and depreciation.

13 Other operating expenses

€m	2003	2002
Sales commissions paid to agencies	868	997
Rents and maintenance costs	617	648
Staff-related expenses	524	538
Charges for EDP distribution systems	223	245
Advertising and sales promotion	149	153
Foreign currency translation losses	469	535
Audit, consulting and legal fees	124	132
Expenses incurred from re-debited accounts payable	162	131
Other services	80	118
Flight-operations insurance-related expenses	102	107
Allowances for receivables	144	86
Communication costs	48	42
Losses from disposal of fixed assets	29	8
Losses from the disposal of current financial assets	3	0*
Losses from the disposal of other current assets	2	0*
Restructuring costs	7	–
Other operating expenses	563	658
	4,114	**4,398**

*below €1m

Foreign currency translation losses mainly include losses on exchange rate differences between the exchange rate in operation at the transaction date (average rate for a month) and the time of payment (spot rate) as well as translation losses from valuation at the closing rate (cf. note 9).

The change in the group of consolidated companies resulted in an impact of €90m on the other operating expenses.

14 Income from subsidiaries, joint ventures and associates

€m	2003	2002
Income from profit transfer agreements	41	32
Result from investments in joint ventures	– 106	– 46
Result from investments in associates	– 58	– 40
Income from other equity investments	+ 19	+ 13
Expenses from loss transfer	– 33	– 23
	– 137	**– 64**

Income and expenses from profit and loss transfer agreements include the subsidiaries' tax contributions/credits. The result from investments in joint ventures includes losses in the amount of €107m (prior year: €50m), whereas the result from investments in associates includes losses of €69m (prior year: €42m) accounted for using the equity method.

The income from associates includes impairment losses with regard to the associated company British Midland plc in the amount of €66m (prior year: €53m). The amount to be recovered was determined at the level of the cash generating unit British Midland plc; in 2003, it corresponds to the higher net selling price in accordance with IAS 36.

The income contribution by Alitalia Maintenance Systems S.p.A., which has for the first time been accounted for using the equity method, amounted to –€2m after the prorated amortisation of goodwill.

15 Net interest

€m	2003	2002
Income from other securities and long-term loans	27	33
Other interest and similar income	156	110
Interest and similar expenses	–524	–558
	–341	**–415**

As a consequence of the inclusion of new companies in the group of consolidated companies of the Lufthansa Group, the negative interest balance increased by €13m.

Interest expenses include €12m (prior year: €14m) from the compounding of long-term other provisions and accruals discounted in preceding years.

16 Other financial items

€m	2003	2002
Depreciation on financial assets	–85	–64
Depreciation on securities held as current assets	–4	–1
Result from the measurement of derivatives at fair value*	–71	–96
	–160	**–161**

*concerns derivative financial instruments qualifying as held for trading

17 Taxes

Other taxes €m	2003	2002
Current tax expenses	49	49
Release of tax provisions/ tax liabilities	–8	–1
Refunds for prior years	–12	–1
	29	**47**

Income taxes €m	2003	2002
Current income tax expenses	65	58
Release of tax provisions	–1	–4
Refunds for prior years	–1	–5
Deferred tax	101	134
	164	**183**

Income is provided with a negative sign

The following table reconciles expected and actually disclosed tax expenses. The expected tax expenses are determined by multiplying the result before income taxes by a tax rate of 35 per cent, which rate is composed of a 25 per cent tax rate for corporation tax and a ten per cent trade tax on income/solidarity surcharge rate. Pursuant to the flood disaster solidarity act, deferred taxes reversed in assessment period 2003 had been valued at a 36.5 per cent tax rate in financial year 2002.

€m	**2003** Basis of assessment	**2003** Tax expenses	2002 Basis of assessment	2002 Tax expenses
Expected income tax refund/expenses	−814	−285	+905	317
Tax-free income, other deductible amounts and permanent differences		+65		−223
Amortisation of goodwill non-deductible for tax purposes	693	+243	140	+49
Losses incurred by foreign subsidiaries with no deferred taxes imposed on	−98	+34	−20	+7
Increase in the deferred tax rate to 36.5 per cent for temporary differences reversing in 2003 (flood desaster solidarity act)	–	+6	–	−6
Deviation of local taxes from deferred tax rate	–	+100	–	+35
Other	–	+1	–	+4
Disclosed income tax expenses		**164**		**183**

In the case of full profit distribution, there will be deferred tax assets of €100m as in the preceding year resulting from retained profits originating from preceding years and taxed at a higher corporation tax rate.

Within the scope of equity accounting, deferred taxes on the retained earnings of equity investments are set up in the amount of the taxes due upon distribution.

As at the end of 2003, the method of loss treatment under tax law in Germany was changed. As from 1 January 2004, only 60 per cent of the taxable income of a corporation may be set off against a tax loss carry-forward from preceding years. The same applies analogously to trade tax loss carry-forwards.

The rules applying to tax exemption of capital gains from the sale of investments in corporations have been changed too. As from 1 January 2004, 5 per cent of the capital gains have to be added to taxable income as non deductible operating expenses.

The aforesaid changes of legislation had no impact on deferred tax expense/income in financial year 2003. Since it is unlikely that the company will be sold in the foreseeable future, no deferred tax liabilities are shown in the balance sheet for temporary differences of €5m between the value of investments in subsidiaries and associated companies in the balance sheet for tax purposes and in the consolidated financial statements.

In financial year 2003, deferred tax assets in the amount of €114m (prior year: deferred tax liabilities of €80m) were recognised directly in equity.

Deferred tax assets and liabilities for the years 2003 and 2002 are allocable as follows:

€m	**31.12.2003** Assets	**31.12.2003** Liabilities	31.12.2002 Assets	31.12.2002 Liabilities
Loss carryforwards and tax credits	238	–	327	–
Tax-based special depreciation, tax-free reserves	–	25	–	190
Retirement benefit obligations	223	–	307	–
Finance lease aircraft	77	–	100	–
Depreciation and amortisation	–	688	–	442
Measurement of financial instruments at fair value	50	–	–	53
Other provisions	194	114	358	189
Other/Set-off	-588	-619	-887	-704
	194	**208**	**205**	**170**

In addition to the aforementioned deferred tax assets from loss carry-forwards and tax credits, there are tax assets from loss carry-forwards in the amount of €143m (prior year: €138m), which have not been recognised. An amount of €6m of such losses may be utilised only until the year 2004, whereas €17m may be utilised until 2005, €3m until 2006, €3m until 2007, €3m until 2008, €2m until 2009, €5m until 2010, €4m until 2011, €9m until 2012, €7m until 2013, and €30m until after 2015.

The value of the tax assets from loss carry-forwards in the amount of USD99m within the LSG Sky Chefs group USA is supported by the fact that the Group has adequate tax strategies to benefit from the losses carried forward.

18 Loss/earnings per share

The basic loss/earnings per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the average number of ordinary shares. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.

Due to the loss, there was no dilution in financial year 2003.

	2003	2002
Basic loss/earnings per share in €	-2,58	+1,88
Net loss/profit for the period in €m	-984	+717
Weighted average number of ordinary shares outstanding	381,490,543	381,525,263

	2003	2002
Diluted earnings per share in €	-	+1.75
Net profit for the period in €m	-	+717
+ interest expensed on convertible bonds	-	+22
- current and deferred taxes	-	-8
Adjusted net profit for the period	-	+731
Weighted average number of ordinary shares outstanding	-	418,319,946

Notes to the Consolidated Balance Sheet Assets

19 Fixed assets

€m	Intangible assets	Aircraft and spare engines	Other tangible assets	Financial assets	Total fixed assets
Acquisition cost					
1 January 2003	2,856	15,130	3,211	2,037	23,234
Exchange rate differences	-111	-2	-144	-28	-285
Change in the group of consolidated companies	-16	243	89	-110	206
Additions	177	576	247	252	1,252
Disposals	13	617	148	226	1,004
Transfers	17	–	-17	–	–
31 December 2003	2,910	15,330	3,238	1,925	23,403
Amortisation					
1 January 2003	1,141	8,141	1,852	386	11,520
Exchange rate differences	-45	-1	-73	-1	-120
Change in the group of consolidated companies	-18	30	22	-22	12
Additions	882	772	276	161	2,091
Disposals	4	427	135	3	569
Reversal of impairments	–	–	–	12	12
Transfers	1	–	-1	–	–
31 December 2003	1,957	8,515	1,941	509	12,922
Carrying amount 31 December 2003	**953**	**6,815**	**1,297**	**1,416**	**10,481**
Carrying amount 1 January 2003	1,715	6,989	1,359	1,651	11,714

Tangible fixed assets also include leased assets which, due to the form of the underlying lease contracts as finance leases, are allocable to the Group's economic rather than its legal ownership. The movement of these assets is presented in note 23.

There are land charges in the amount of €46m (prior year: €17m) in connection with land and buildings. A purchase option entered in the land register exists with regard to real property worth €297m (prior year: €303m). In addition, €572m (prior year: €1.394m) of the total tangible assets are pledged as collateral for existing loans.

20 Intangible assets

€m	Concessions, industrial and similar rights and assets as well as licences in such rights and assets	Internally generated software	Goodwill	Negative goodwill	Advance payments	Total
Acquisition cost						
1 January 2003	400	48	2,422	-29	15	2,856
Exchange rate differences	-22	–	-89	–	0*	-111
Change in the group of consolidated companies	3	1	-20	–	0*	-16
Additions	34	4	125	–	14	177
Disposals	5	–	9	-4	3	13
Transfers	26	1	–	–	-10	16
31 December 2003	436	54	2,429	-25	16	2,910
Amortisation						
1 January 2003	222	23	900	-4	–	1,141
Exchange rate differences	-13	–	-32	–	–	-45
Change in the group of consolidated companies	7	1	-26	–	–	-18
Additions	114	7	759	-2	4	882
Disposals	4	–	–	–	–	4
Reversal of impairments	–	–	–	–	–	–
Transfers	5	–	–	–	-4	1
31 December 2003	331	31	1,601	-6	–	1,957
Carrying amount 31 December 2003	**105**	**23**	**828**	**-19**	**16**	**953**
Carrying amount 1 January 2003	178	25	1,522	-25	15	1,715

*below €1m

The additions to goodwill from consolidation relate to the acquisition of the majority of the shares in Air Dolomiti S.p.A. (€76m) and Condor/Cargo Technik GmbH (€7m). The goodwill from the acquisition of the majority of the shares in Air Dolomiti S.p.A. is amortised over a period of 20 years, whereas the goodwill from the acquired shares in CCT is amortised over a period of two years. LSG Sky Chefs Korea has taken over the catering business unit of Asiana in Seoul; goodwill in the amount of €40m arising from this transaction is amortised over a period of 15 years.

Non-capitalised research and development costs for intangible assets in the amount of €4m (prior year: €11m) have been incurred. Intangible assets in the amount of €5m (prior year: €2m) have already firmly been ordered, but are not yet subject to the Group's economic power of disposal.

21 Aircraft and spare engines

€m	Aircraft and spare engines	Advance payments on aircraft and spare engines	Total
Acquisition cost			
1 January 2003	14,671	459	15,130
Exchange rate differences	– 2	–	– 2
Change in the group of consolidated companies	243	–	243
Additions	506	70	576
Disposals	613	4	617
Transfers	239	– 239	–
31 December 2003	15,044	286	15,330
Depreciation			
1 January 2003	8,141	–	8,141
Exchange rate differences	– 1	–	– 1
Change in the group of consolidated companies	30	–	30
Additions	772	–	772
Disposals	427	–	427
Reversal of impairments	–	–	–
Transfers	–	–	–
31 December 2003	8,515	–	8,515
Carrying amount 31 December 2003	**6,529**	**286**	**6,815**
Carrying amount 1 January 2003	6,530	459	6,989

The aircraft item shows 16 aircraft with a carrying amount of €1,089m (prior year: €1,198m) being the object of transactions serving the realisation of present-value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 to 50 years is as a rule concluded with a lessee on the Bermudas. The leasing rates to be paid by the latter are paid to the lessor in one amount. At the same time, the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years). The lessee pays the leasing obligations arising from this arrangement to a bank in one amount with a debt-discharging effect.

Since the risks and benefits as well as the legal ownership of the aircraft remain with the Lufthansa Group as before the transaction, the aircraft are, according to SIC 27, not treated as objects of lease under IAS 17, but they are treated as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The realised present-value benefit from the transaction is on a pro-rata basis recognised in the income statement over the term of the sublease contract. In the year 2003, an amount of €10m was as in the preceding year realised under "other operating income".

In addition to the aforesaid, the item shows 15 (prior year: 7) aircraft with a carrying amount of €572m (prior year: €453m), the majority of which has been sold to Japanese leasing companies and leasing companies on the Bermudas respectively and leased back with a view to more favourable financing terms. The term of such lease contracts is between ten and 26 years. Lufthansa is entitled to buy the aircraft back at a fixed price at a given point in time.

Since the risks and benefits of the aircraft remain with the Lufthansa Group, the aircraft are, according to SIC 27, not treated as objects of lease.

Two of the aircraft financed through leasing companies on the Bermudas are subject to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The order commitment relating to aircraft and spare engines as at 31 December 2003 is €3,8bn (prior year: €5,7bn).

22 Other tangible fixed assets

€m	Land and buildings	Land and buildings held as financial investments	Machinery and technical equipment	Other equipment, office and factory equipment	Payments on account and assets under construction	Total
Acquisition cost						
1 January 2003	1,479	22	470	1,160	80	3,211
Exchange rate differences	-69	–	-12	-53	-10	-144
Change in the group of consolidated companies	20	1	19	9	40	89
Additions	25	–	27	82	113	247
Disposals	50	–	32	62	4	148
Transfers	12	–	14	39	-82	-17
31 December 2003	1,417	23	486	1,175	137	3,238
Depreciation						
1 January 2003	589	2	395	866	–	1,852
Exchange rate differences	-26	–	-9	-38	–	-73
Change in the group of consolidated companies	-5	1	14	12	–	22
Additions	96	1	26	153	–	276
Disposals	46	–	28	61	–	135
Reversal of impairments	–	–	–	–	–	–
Transfers	-1	–	0*	0*	–	-1
31 December 2003	607	4	398	932	–	1,941
Carrying amount 31 December 2003	**810**	**19**	**88**	**243**	**137**	**1,297**
Carrying amount 1 January 2003	890	20	75	294	80	1,359

*below €1m

The acquisition cost of land and buildings and technical equipment respectively includes reconversion cost for leasehold improvements in the amount of €6m (prior year: €6m) and €2m respectively.

As at 31 December 2003, the buildings held exclusively as financial investments have a market value of €20m (prior year: €22m). The market value has been derived, without using the services of an expert, from the year 2000 acquisition price, the renovation cost incurred in the meantime as well as the production cost of the new building parts. Rental income amounted to €1m as in the preceding year.

The values of firmly ordered tangible fixed assets not yet in the Group's economic power of disposal are as follows:

€m	**31.12.2003**	31.12.2002
Land and buildings	3	2
Technical equipment	17	18
Office and factory equipment	37	24
	57	**44**

23 *Assets leased and hired out*

€m	Aircraft and spare engines *hired out*	Leased aircraft and *spare engines*	Leased buildings	Buildings and land *hired out*	Leased technical *equipment*	Leased other equipment, *office and factory* equipment
Acquisition cost						
1 January 2003	320	1,282	124	22	4	45
Exchange rate differences	–	–	–2	–	–	–6
Change in the group of consolidated companies	–	110	–2	–	–4	–1
Additions	35	–	–	–	–	–
Disposals	–	227	–	–	–	–
Transfers	126	–387	11	–	–	–4
31 December 2003	481	728	131	22	0*	34
Depreciation						
1 January 2003	229	783	42	2	2	33
Exchange rate differences	–	–	–1	–	–	–4
Change in the group of consolidated companies	–	19	–	–	–2	–1
Additions	24	68	18	1	–	3
Disposals	–	184	–	–	–	1
Reversal of impairments	–	–	–	–	–	–
Transfers	132	–262	4	–	–	–2
31 December 2003	385	424	63	3	–	28
Carrying amount 31 December 2003	**96**	**304**	**68**	**19**	**0***	**6**
Carrying amount 1 January 2003	91	499	82	20	2	12

*below €1m

Finance lease

The total amount of the leased assets to be allocated to the Group's economic ownership in accordance with IAS 17 is €397m (prior year: €616m), €304m of which (prior year: €499m) relate to aircraft.

As a rule, aircraft finance lease agreements are non-terminable within the scope of a fixed basic lease term of at least four years; the maximum term is twelve years. After expiry of the lease term, the lessee is usually entitled or actually obligated to acquire the asset at its residual value. In some cases, an additional mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and any higher market value has to be paid. In case the option is in the aforesaid cases not exercised by the lessee, the lessor may sell the aircraft at the best possible price in the market. The lessee is entitled to 75 per cent of any sales surplus exceeding the residual value. In case sales revenue is below the residual value, the difference has to be paid by the lessee. The lease agreements provide for variable lease payments in so far as the included interest share is linked to the future development of market interest rates, normally the 3- or 6-month Libor rate.

Apart from this, there are finance lease agreements in quite different forms for buildings and parts of buildings, technical machinery and office and factory equipment.

Lease terms for buildings and parts of buildings are between 18 and 30 years. Lease agreements provide for lease payments which are partly based on variable interest rates, partly on fixed interest rates, as well as for purchase options at the end of the contractual lease period. The agreements are non-cancellable. Options for an extension of the agreements – if any – exist either on the part of the lessee or on the part of the lessor.

Lease terms for technical equipment are between three and 15 years. Lease agreements provide for fixed lease payments and purchase options at the end of the lease term. An extension of the lease term may in some cases be opted for by the lessee or will occur automatically, provided there is no objection. The agreements are non-cancellable.

Lease terms for factory and office equipment are between four and seven years. The agreements provide for lease payments based on variable interest rates as well as for purchase options at the end of the contractual lease term. The agreements may be extended by the lessee. The agreements are non-cancellable.

The following payments from finance lease agreements will become due in subsequent periods. Variable lease payments have in this respect been extrapolated on the basis of the last applicable interest rate:

€m	2004	2005–2008	as from 2009
Lease payments	150	201	147
Discounts	4	14	49
Net present values	146	187	98

In the preceding year, the following figures from finance lease agreements were shown:

€m	2003	2004–2007	as from 2008
Lease payments	354	230	145
Discounts	12	24	75
Net present values	342	206	70

Operating lease
In addition to the aforesaid finance lease agreements, a considerable number of lease agreements have been concluded which, pursuant to their economic contents, qualify as operating lease agreements. Accordingly, the leased assets are to be allocated to the lessor. Apart from a further 36 aircraft, these agreements concern mainly leased buildings.

The term of the operating lease agreements for aircraft is between one and twelve years. Usually, the agreements are terminated automatically after expiry of the lease term, in some cases lease extension options have been agreed upon.

The lease agreements for buildings have a term of up to 25 years. The facilities at the Frankfurt and Munich airports have been leased for a period of 30 years.

Amounts due in the following periods:

€m	2004	2005–2008	as from 2009
Aircraft	65	80	37
Buildings	233	908	277 p.a.
Other lease agreements	95	263	58 p.a.
	393	**1,251**	–
Payments from sublease agreements	3	4	4

Nine aircraft in the economic and legal ownership of the Group are subleased on an operating lease basis. The following payments result from these agreements, the lease term of which is maximally seven years:

€m	2004	2005–2008	as from 2009
Payments from operating lease agreements	2	–	–

In the preceding year, the following amounts from operating lease agreements were shown:

€m	2003	2004–2007	as from 2008
Aircraft	16	22	-
Buildings	259	1,054	260 p.a.
Other lease agreements	65	239	54 p.a.
	340	**1,315**	**314** p.a.
Payments from sublease agreements	1	2	-

Twelve aircraft, which had been in the economic and legal ownership of the Group at the end of 2002, were subleased on an operating lease basis. The following payments resulted from these agreements, the lease terms of which are between three and seven years:

€m	2003	2004–2007	as from 2008
Payments from operating lease agreements	14	4	-

24 Financial assets

Financial assets developed as follows in financial year 2003:

€m	Investments in subsidiaries	Loans to subsidiaries	Investments in joint ventures	Loans to joint ventures	Investments in associates	Loans to associates
Acquisition cost						
1 January 2003	155	250	655	158	449	26
Exchange rate differences	-1	–	-5	–	-22	–
Change in the group of consolidated companies	-19	-74	-29	1	3	–
Additions	13	41	83	9	12	–
Disposals	5	18	158	4	14	3
Transfers	14	20	-5	–	-1	-20
31 December 2003	157	219	541	164	427	3
Impairment losses						
1 January 2003	11	30	60	3	93	–
Exchange rate differences	-1	–	–	–	0*	–
Change in the group of consolidated companies	-1	–	-21	–	–	–
Additions	27	33	3	5	76	–
Disposals	–	–	2	–	1	–
Reversal of impairments	2	6	–	1	–	–
Transfers	–	–	–	–	–	–
31 December 2003	34	57	40	7	168	–
Carrying amount 31 December 2003	**123**	**162**	**501**	**157**	**259**	**3**
Carrying amount 1 January 2003	144	220	595	155	356	26

€m	Other equity investments	Loans to other equity investments	Securities held as fixed assets	Other loans	Pre-financing of leasehold	Total
Acquisition cost						
1 January 2003	36	1	66	225	16	2,037
Exchange rate differences	0*	–	–	–	–	-28
Change in the group of consolidated companies	0*	–	–	8	–	-110
Additions	5	0*	2	87	–	252
Disposals	0*	–	1	21	2	226
Transfers	–	–	–	-8	–	–
31 December 2003	41	1	67	291	14	1,925
Impairment losses						
1 January 2003	1	–	53	135	–	386
Exchange rate differences	–	–	–	0*	–	-1
Change in the group of consolidated companies	–	–	–	–	–	-22
Additions	–	–	9	8	–	161
Disposals	–	–	–	–	–	3
Reversal of impairments	–	–	–	3	–	12
Transfers	–	–	–	–	–	–
31 December 2003	1	–	62	140	–	509
Carrying amount 31 December 2003	**40**	**1**	**5**	**151**	**14**	**1,416**
Carrying amount 1 January 2003	35	1	13	90	16	1,651

*below €1m

The "loans" and "pre-financing of leasehold" items include amounts of €27m (prior year: €28m) and €2m respectively (prior year: €3m) with a remaining term of less than one year.

The investments in joint ventures and associated companies include €486 and €234m respectively (prior year: €581m and €332m) accounted for using the equity method.

The investments in subsidiaries include shares worth €5m (prior year: €5m) pledged as collateral for existing loans.

The "other equity investments" and "securities held as fixed assets" items of financial assets include assets available for sale. Provided that a market value could be determined reliably, such assets have been reported at market value.

Since there is no active market with publicly quoted market prices, it has been impossible to determine the market value of equity investments with a carrying amount of €197m (prior year: €216m) and of securities held as fixed assets with a carrying amount of €5m (prior year: €5m). The carrying amount of loans and the pre-financing of leasehold is equal to their market value.

In financial year 2003, investments accounting for a carrying amount of €0,2m (prior year: €4m) were sold, which had not been valued at their fair value before, because there was no quoted market price. Profits in the total amount of €6m (prior year: €5m) were achieved from the sale.

25 Inventories

€m	**31.12.2003**	31.12.2002
Raw materials and supplies	355	318
Finished goods and work in progress	66	77
Advance payments	0*	2
	421	**397**

*below €1m

The carrying amount of the inventories reported at the lower net realisable value is €213m (prior year: €192m). Write-ups in the amount of €5m with regard to valuation allowances effected in preceding years have been performed in the year under review. Inventories in the amount of €18m (prior year: €53m) are pledged as loan collateral.

26 Receivables and other assets

€m	31.12.2003	of which with a residual term of more than one year	31.12.2002	of which with a residual term of more than one year
Trade receivables	1,498	1	1,630	3
– of which from work in progress net of progress payments	(68)	–	(61)	–
Receivables from subsidiaries	151	15	215	1
– of which from work in progress net of progress payments	(0)*	–	(2)	–
Receivables from joint ventures	97	38	69	31
– of which from work in progress net of progress payments	(1)	–	(0)*	–
Receivables from associated companies	53	2	27	1
– of which from work in progress net of progress payments	(1)	–	(0)*	–
Receivables from other equity investments	14	–	5	–
– of which from work in progress net of progress payments	(0)*	–	(1)	–
Positive market values from financial derivatives	126	–	235	–
Other assets	488	115	494	94
	2,427	**171**	**2,675**	**130**

*below €1m

€46m (prior year: €144m) of the receivables from subsidiaries, €29m of the receivables from joint ventures (prior year: €34m), €28m (prior year: €16m) of the receivables from associated companies and €13m (prior year: €6m) of the receivables from other equity investments relate to trade receivables. All in all, the aforesaid items include trade receivables in the amount of €116m (prior year: €200m).

Trade receivables in the amount of €8m (prior year: €2m) are pledged as loan collateral.

Other assets include tax claims receivable from tax authorities and tax offices in the amount of €30m (prior year: €59m) unrelated to income taxes. The total amount of other assets includes expected reimbursements for provisions in the amount of €4m (prior year: €4m).

Monetary assets in the total amount of €30m (prior year: €73m) are pledged as loan collateral.

Except for hedging transactions, the reported carrying amounts of the financial assets recorded under "receivables and other assets" have been determined at amortised cost because only loans and receivables originated by the Group are concerned.

The amortised cost of such monetary assets corresponds to their market values.

27 Securities held as current assets

Provided it was possible to determine a reliable market value, securities have been measured at their fair value in accordance with IAS 39. It has been impossible to determine a reliable market value for securities with a carrying amount of €3m (prior year: €4m).

28 Cash and cash equivalents

As at the balance sheet date, the euro bank balances at credit institutions bore interest at interest rates between 2,1 and 2,3 per cent (prior year: between 2,7 and 3,4 per cent). USD balances were invested at an average interest rate of 1,0 per cent (prior year: 1,6 per cent). In the preceding year, long-term bank balances in the amount of USD626m were invested at an average rate of 11,5 per cent. At the end of 2002, the market value of these balances was €635m. There were financial liabilities in the same amount in the preceding year.

Foreign currency balances have been valued at the closing date rate.

€481m of the bank balances have been pledged for committed credit lines in the preceding year.

29 Income tax assets

The item includes deferred tax assets in the amount of €194m (prior year: €205m).

30 Prepaid expenses

This item includes prepaid amounts the related expense of which is to be allocated to subsequent years. €45m (prior year: €44m) have a residual term of more than one year.

Notes to the Consolidated Balance Sheet Shareholders' Equity and Liabilities

31 Issued capital

The issued capital of Deutsche Lufthansa AG amounts to €977m.

The issued capital is divided into 381,600,000 registered shares, with each share representing a share of €2.56 of the issued capital.

A resolution passed by the ordinary General Meeting of 19 June 2002 authorised the Executive Board until 18 June 2007 to increase the issued capital by up to €200m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash or in kind. Existing shareholders are generally to be granted subscription rights. In the case of shares issued against contributions in kind, subscription rights may be excluded, whereas in the case of shares issued against contributions in cash, fractional amounts may be excluded from the shareholders' subscription rights.

The aforesaid General Meeting authorised the Executive Board until 18 June 2007 to issue on one or several occasions bearer or registered convertible bonds/bonds with warrants of up to €1bn with terms of up to 15 years. In this context there is contingent capital for effecting a conditional increase of the issued capital by €97,689,000 by issuing 38,160,000 new registered shares. The conditional capital increase will be performed only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

In addition to the aforesaid, the Executive Board has been authorised until 15 June 2004 to increase the issued capital by €25m with the approval of the Supervisory Board by issuing new registered shares to employees (Authorised Capital B) against a contribution in cash. Shareholders' subscription rights are excluded.

With effect as from 4 January 2002, Lufthansa AG issued a convertible bond for €750m. Existing shareholders' subscription rights have been excluded. In total, 750,000 conversion options certifying the right to conversion into up to 37,202,380 shares of Lufthansa AG at a price of €20.16 were issued.

In the financial year 2003, Lufthansa AG acquired in total 1,595,270 own shares at an average price of €1.21, corresponding to 0.41 per cent of the issued capital.

The shares were used as follows:

- 1,231,112 shares were offered to the employees of Lufthansa AG and a further 30 subsidiaries and affiliated companies from 2002 profit sharing at a price of €11.06;
- 345,787 shares as part of the performance-based variable remuneration of senior executives and staff members to whom the regular pay scale does not apply of Lufthansa AG and a further 23 subsidiaries and affiliated companies at a price of €12.43, taking account of a 20 per cent deduction. Lufthansa AG and its Group companies grant an outperformance option for these shares with a term of three to four years. Depending on the development of the Lufthansa share value as compared with that of the index of a competing airline, the shareholder receives a payment in cash upon exercise of this option. The option may be exercised in the last year of its term, provided the share is held until the time of exercise. 18,371 shares have been re-sold at an average price of €12.21 €.

An outperformance option identical in structure to the above-mentioned option was already granted by Lufthansa AG and its group companies as part of the performance-based variable remuneration of senior executives in 2000, 2001 and 2002. Each of the programmes covers a period of three to four years. The outperformance option for the year 2000 became due and was paid after expiry of the programme term in fiscal year 2003. The provisions set up for this programme in the preceding year have partly been utilised, an amount of €1m has been reversed. As at 1 January 2003, a total of 1,190,166 shares was held by senior executives/captains and staff members to whom the regular pay scale does not apply, whereas these employees held a total of 1,390,709 shares as at 31 December 2003. Provisions in the amount of €6m (prior year: €9m) have been set up for any applicable cash payments under these programmes.

As at the balance sheet date, the portfolio did not contain any own shares.

32 Reserves

The capital reserve contains only the premium from capital increases as well as from a convertible bond. The legal reserve included in retained earnings is €26m as before; the remaining amount relates to other retained earnings.

33 Provisions and accruals

€m	31.12.2003	of which due in the following year	31.12.2002	of which due in the following year
Retirement benefit and similar obligations	4,327	129	4,020	126
Provisions for current income taxes	124	124	91	91
Provisions for deferred taxes	208	–	170	–
Provisions for other current taxes	22	22	35	35
Provisions for unearned transportation revenue	630	630	670	670
Outstanding invoices	928	905	869	844
Other accruals	1,814	1,489	1,941	1,542
	8,053	**3,299**	**7,796**	**3,308**

Retirement benefit obligations

A corporate pension scheme has been set up for employees working in Germany and seconded abroad. Up to now, the plan formula followed the so-called VBL scheme, which is the supplementary pension scheme for all state employees and has been adapted by Deutsche Lufthansa as a corporate pension scheme after privatisation, for all employees who joined the Group before 1995. Within the scope of collective agreements for the harmonisation of employee retirement benefits for ground and flight personnel, the corporate pension scheme for all members of both ground and flight staff considered to be subject to statutory insurance on 1 July 2003 in accordance with the VBL charter was changed to an average salary plan. The retirement benefit commitment is now equal to that for employees who joined the Group after 1994. With this new plan, a certain percentage of the current salary is converted into a pension component, the retirement benefit being the sum of the pension components accumulated during the period of active service. Under IAS 19, such a scheme is to be classified as a defined benefit plan and must therefore be included in measuring retirement benefit obligations and pension expense.

Flight personnel is, in addition, entitled to a transitional pension arrangement covering the period between the end of their active service and the commencement of the statutory/corporate pension plan. Benefits depend on the final salary before retirement (final salary plans).

Retirement benefit obligations for employees abroad depend mainly on their years of service and their final salary.

Corporate pension schemes as well as the transitional pension arrangement are financed mainly by provisions for pensions in the balance sheet. All obligations are evaluated annually applying the projected unit credit method.

Employees from the Catering segment in the United States who joined the Group before 1996 are entitled to retirement benefits depending mainly on their years of service and salaries. Benefits are financed by means of an external fund.

The valuation of the provision for pensions as well as the determination of pension expense are based on the ten per cent corridor rule. Actuarial gains and losses are not recognised unless they exceed ten per cent of the obligation.

The amount exceeding the corridor is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Owing to unrecognised actuarial losses, the provisions for pensions shown in the balance sheet are lower than the present value of the retirement benefit obligations:

Funding status €m	**2003**	2002
Present value of funded pension obligations	222	204
Present value of unfunded pension obligations	4,507	4,234
Plan assets	-97	-92
Unrecognised actuarial losses	-305	-326
	4,327	**4,020**

The change in the funding status as compared with the preceding year is mainly due to changed measurement assumptions and the replacement of the VBL pension scheme for flight and ground personnel.

Plan assets separated from pension obligations have been reported at market values.

Provisions for pensions developed as follows in the financial years 2003 and 2002:

Provisions for pensions €m	**2003**	2002
Carryforward	4,020	3,701
Exchange rate differences carried forward	-11	-14
Change in the group of consolidated companies	17	9
Pensions paid	-145	-150
Additions	439	468
Reversal	-4	-2
Transfer of obligations	11	8
Balance	**4,327**	**4,020**

Pension expenses from the transfer to provisions for pensions included in the income statement are composed as follows:

€m	**2003**	2002
Current service costs	209	212
Amortised actuarial losses	12	6
Past service costs	– 23	6
Interest costs	248	254
Expected return on plan assets	– 7	– 10
	439	**468**

Current service costs and amortised actuarial gains are reported as staff costs, whereas the interest costs with regard to the expected pension obligations, reduced by the expected return on plan assets, are shown as interest expense.

The actual return of the external plan assets amounted to €17m in the year 2003 (prior year: loss –€12m).

Pension obligations have been determined based on the following assumptions:

Actuarial assumptions	**31.12.2003** in per cent	31.12.2002 in per cent	31.12.2001 in per cent
Interest rate	5.5	6.0	6.25
Projected future salary increase	2.75	3.0	3.0
Projected future pension increase	1.0 – 2.75	2.0 – 3.0	2.0 – 3.0
Projected health costs pensioners	10.0	11.0	8.0
Projected return on plan assets	8.75	9.5	10.6

The above determination has been based on the 1998 biometric calculation tables by Heubeck. Fluctuation has been estimated by age and sex.

Other provisions and accruals

The individual groups of provisions and accruals developed in the financial year 2003 as follows:

€m	Staff costs	Bonus miles programme	Warranties	Anticipated losses related to onerous contracts	Ecological recovery	Pending cases	Restructuring measures	Other
1 January 2003	582	524	16	199	28	19	64	509
Change in the group of consolidated companies	6	–	0*	5	–	0*	–	2
Exchange rate differences	-7	–	-1	-10	-0*	-0*	-0*	-5
Utilisation	-343	-171	-6	-54	-2	-3	-28	-328
Additions	329	173	9	29	1	12	15	420
Interest rate	0*	–	0*	10	1	–	0*	1
Reversal	-35	-35	-1	-38	–	-8	-1	-57
Reclassification	-5	–	–	–	–	-0*	0*	-2
31 December 2003	527	491	17	141	28	20	50	540

*below €1m

Provisions for staff costs concern mainly obligations towards employees from partial retirement agreements and accrued salaries. Anticipated losses from onerous contracts result from pending continuous obligations or any other contractual relationships with regard to which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received thereunder. Provisions for pending cases have been set up on the basis of the estimated outcome of the lawsuit. In the preceding year, the "warranties" item included an amount of €5m from a warranty with regard to the value of a sold interest in an equity investment.

The individual groups of provisions and accruals include short-term provisions with a term of less than one year as well as long-term provisions.

The following outflows of funds have been estimated for discounted long-term provisions and accruals within the individual groups:

€m	2004	2005	2006	2007	2008 and subsequent years
Staff costs	54	46	33	13	55
Anticipated losses related to onerous contracts	52	34	8	6	9
Ecological recovery	4	4	3	3	19
Restructuring measures	4	1	1	0*	0*

*below €1m

At the year-end 2002 the following outflows of funds had been estimated:

€m	2003	2004	2005	2006	2007 and subsequent years
Staff costs	52	43	33	14	82
Anticipated losses related to onerous contracts	35	47	32	4	9
Ecological recovery	4	4	4	4	19
Restructuring measures	6	2	1	0*	0*

*below €1m

34 Long-term borrowings

Long-term borrowings €m	**31.12.2003**	of which due in less than one year	31.12.2002	of which due in less than one year
Bonds	1,003	–	1,272	288
Liabilities to banks	1,165	90	1,719	462
Other liabilities	1,072	134	1,722	935
	3,240	**224**	**4,713**	**1,685**

€61m of the liabilities to banks as well as €101m of the other liabilities shown in the table relate to the changes in the group of consolidated companies.

The following tables show the terms and conditions of long-term borrowings as well as their carrying amounts and market values:

Bonds

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2003** €m	Market value **31.12.2003** €m	Carrying amount 31.12.2002 €m	Market value 31.12.2002 €m
9.3	2003	–	–	288	316
5.5	2006	230	242	223	230
6.3	2006	128	135	128	134
3.2	2012	645	721	633	683
		1,003	**1,098**	**1,272**	**1,363**

Liabilities to banks

Weighted average interest rate	Fixed interest rate until*	Carrying amount **31.12.2003** €m	Market value **31.12.2003** €m	Carrying amount 31.12.2002 €m	Market value 31.12.2002 €m
Libor plus spread	2003	–	–	330	330
7.2	2003	–	–	115	119
6.8	2004	27	27	28	28
Libor/Euribor plus spread	2005	61	61	63	63
5.9	2005	62	66	66	72
6.8	2006	43	47	45	50
Libor plus spread	2006	11	11	–	–
Libor plus spread	2007	219	219	263	263
7.2	2007	104	116	123	142
Libor plus spread	2008	10	10	9	9
5.7	2008	33	36	–	–
6.0	2008	–	–	27	29
4.8	2009	145	150	–	–
9.3	2009	–	–	9	11
Euribor plus spread	2009	22	22	–	–
5.8	2010	277	301	296	321
5.6	2011	37	37	–	–
5.1	2011	–	–	123	127
Libor/Euribor plus spread	2011	104	104	111	111
Euribor plus spread	2013	10	10	–	–
Libor plus spread	2015	–	–	111	111
		1,165	**1,217**	**1,719**	**1,786**

*Some of the agreements will expire only after the reported fixed-interest periods shown.

Collateral has been provided for €172m (prior year: €766m) of the liabilities to banks.

Other liabilities

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2003** €m	Market value **31.12.2003** €m	Carrying amount 31.12.2002 €m	Market value 31.12.2002 €m
6.7	2003	–	–	91	92
9.2	2003	–	–	–	–
11.5	2003	–	–	624	635
Libor plus spread	2003	–	–	67	67
Libor plus spread	2004	94	94	119	119
Libor/Euribor plus spread	2005	37	37	179	179
Libor/Euribor plus spread	2006	27	27	28	28
variable*	2007	6	6	–	–
Libor/Euribor plus spread	2007	8	8	22	22
6.0	2009	18	19	15	17
Libor/Euribor plus spread	2010	24	24	–	–
3.6 (Yen)	2011	50	53	82	105
5.3	2011	154	168	–	–
Libor/Euribor plus spread	2011	31	31	–	–
5.6	2011	–	–	81	88
Libor/Euribor plus spread	2012	89	89	81	81
variable*	2012	–	–	11	11
6.5 (USD)	2012	2	2	3	3
2.6 (Yen)	2012	35	41	50	63
Libor/Euribor plus spread	2013	202	202	81	81
7.8	2014	26	31	27	33
Libor/Euribor plus spread	2014	60	60	–	–
62 % of the prime rate	2015	5	5	5	5
variable*	2015	5	5	11	11
Libor/Euribor plus spread	2015	164	164	103	103
variable*	2035	35	35	42	42
		1,072	**1,101**	**1,722**	**1,785**

*US tax excempt bond market

The market values stated in the above tables have been determined on the basis of the interest rates effective at the balance sheet date for the corresponding residual terms/repayment structures.

35 Other liabilities

€m	**31.12.2003**	of which due in less than one year	31.12.2002	of which due in less than one year
Liabilities to banks	72	70	59	56
Payments received on account of orders	72	72	87	87
Trade payables	911	911	939	939
Bills payable	0*	0*	0*	0*
Liabilities to subsidiaries	195	183	154	136
Liabilities to joint ventures	12	12	16	15
Liabilities to associates	36	35	30	29
Liabilities to other equity investments	5	5	6	6
Negative market values from financial derivatives	488	–	202	–
Other liabilities	742	657	731	608
– of which from taxes	(66)	(64)	(75)	(75)
– of which relating to social security	(76)	(69)	(73)	(66)
	2,533	**1,945**	**2,224**	**1,876**

*below €1m

Payments received on account of orders also include the balance from payments received and receivables from work in progress in the amount of €42m (prior year: €61m).

€21m (prior year: €61m) of the liabilities to subsidiaries, €12m (prior year: €16m) of the liabilities to joint ventures, €24m (prior year: €14m) of the liabilities to associated companies and €3m (prior year: €6m) of the liabilities to other equity investments relate to trade payables. The aforementioned items include trade payables in the total amount of €60m (prior year: €97m).

The reported carrying amounts of monetary liabilities recorded under these items correspond to their market values.

36 Deferred income

Deferred income includes mainly accrued book profits from finance lease transactions released over the term of the lease agreement concerned affecting the income statement in accordance with SIC 27. €31m (prior year: €52m) of all deferred income has a residual maturity of less than one year.

Other Disclosures

37 Contingencies and events after the balance sheet date

Contingent liabilities €m	**31.12.2003**	31.12.2002
from guarantees, bill and cheque guarantees	771	1,036
from warranty agreements	970	1,195
from collateralisation of third-party liabilities	3	0*

*below €1m

Guarantees include an amount of €628m (prior year: €751m) representing contingent liabilities in respect of creditors of joint ventures, whereas warranties include an amount of €316m (prior year: €379m) representing contingent liabilities in respect of creditors of joint ventures. A total amount of €628m (prior year: €751m) relates to the assumption of co-debtors' guarantees in favour of North-American fuelling and ground service companies. This amount is compared with compensatory claims against the other co-debtors in the amount of €610m (prior year: €735m). The aforesaid amounts are preliminary to the extent that the annual financial statements have not yet been available.

Since a corresponding outflow of resources is not very likely, various provisions with a potential effect on the financial result of €166m (prior year: €107m) for subsequent years have not been set up.

The potential claim for the adjustment of a purchase price from the sale of an equity investment in the amount of €4m reported in the preceding year was realised in 2003. Claims for the adjustment of a purchase price in the amount of at the most €30m exist from the sale of another equity investment in the financial year. €4m of these claims are expected to be realised in 2004, the residual amount is assumed to be realised in subsequent years.

Income from the contractually agreed sale of four aircraft and a letter of intend on the sale of a building of €52m with book profits of €25m is supposed to be realised in 2004.

38 Other financial commitments

As at 31 December 2003, there is a total commitment to order investments in tangible and intangible assets of €3.9bn (prior year: €5.8bn). In addition to that, there are equity and shareholder loan commitments in the amount of €19m (prior year: €0.1bn) from ownership interests. There are commitments for the acquisition of shares in the amount of €0.3bn (prior year: €0.6bn) from purchase agreements and granted put options. The negative market value of the put options granted in connection with the acquisition of an equity investment is carried as a liability at €214m (prior year: €150m) under other liabilities (cf. note 35). Since it has been impossible to determine a reliable market value, the other put options have not been reported at fair value.

39 Hedging policy and derivative financial instruments

As a globally active aviation group, the Lufthansa Group is exposed to currency, interest rate and fuel price risks as well as to credit and liquidity risks. The corporate policy provides for means to limit these risks by systematic financial management.

Price risk

The major risks the Lufthansa Group is exposed to are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations on the international money and capital markets as well as price fluctuations on the crude oil and oil products markets. The hedging policy for limiting these risks is set by the Executive Board and documented by internal Group guidelines. It also provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

The Lufthansa Group is in a net payer position with respect to the US dollar, in particular due to investments in aircraft. These investments in aircraft are hedged at 50 per cent against exchange rate fluctuations as soon as they have firmly been contracted. The hedging of the second part is effected subject to expected market developments. With all other currencies, there is generally a net surplus of deposits. The expected cash flows with individual currencies are hedged at maximally 75 per cent of the related currency exposure over a period of up to 36 months.

Variable interest liabilities based on firm agreements are hedged against interest rate risks at up to 100 per cent. Planned liquidity surplus or shortage of cover may be hedged at up to 50 per cent for a maximum period of 24 months.

In financial year 2003, the share of fuel expenses accounted for 7.6 per cent (prior year: 7.7 per cent) of the operating expenses of the Lufthansa Group. Sharp changes in fuel prices may have a substantial effect on Group results.

Different hedging instruments with regard to the crude and heating oil market are used to limit the fuel price risk. The Group's policy aims at hedging up to 90 per cent of the fuel consumption in the next 24 months on a revolving basis.

Credit risk

The sale of passenger and freight documents is for the most part handled through agencies. The majority of these agencies are connected to special national clearing systems for the settlement of passenger and freight sales. The financial standing of such agents is checked by the responsible clearing centres. Owing to the world-wide spreading, the credit risk with regard to sales agents is relatively low.

Unless expressly otherwise provided for in the agreements the provision of a service is based on, receivables and liabilities existing between airlines are settled on a bilateral basis or by settlement via a clearing house of the International Air Transport Association (IATA). All receivables and liabilities are generally netted in monthly intervals, which leads to a visible reduction of the default risk. In particular cases, the service contract concerned demands special collateral.

Depending on the nature and scope of the services rendered, collateral is required, credit reports/references are obtained and historical data from the previous business relationship used, in particular with regard to payment behaviour, for all other service relationships in order to avoid non-performance.

Recognisable risks are accounted for by adequate allowances for receivables.

The credit risk from derivative financial instruments is the potential insolvency of a counterparty, i.e. the maximum risk is equal to the sum of positive net market values vis-à-vis the business partners in question. As at 31 December 2003, this credit risk amounted to €106m, as at 31 December 2002 it was €203m. Since financial transactions are concluded only with first-rate counterparties within the scope of predefined limits, the actual risk of default is low.

Liquidity risk

Complex financial planning instruments enable the Group to recognise its future liquidity position as it shows from the results of the Group's strategic and planning process. These systems show the expected liquidity development within a planning horizon of usually up to three years. Twelve-month liquidity planning is updated daily based on actual data.

As at 31 December 2003, the Lufthansa Group was provided with non-utilised short-term credit arrangements in the amount of approx. €1.8bn (prior year: 2.0€bn).

In addition to that, there are short-term funding options through a commercial paper programme in a maximum total amount of €1.0bn, an amount of €71m of which had been utilised as at 31 December 2003.

The following hedging transactions exist as at the balance sheet date for hedging exchange rate, interest rate and fuel price risks:

€m	Hedging of fair values Market value **31.12.2003**	Hedging of fair values Market value 31.12.2002	Hedging of cash flows Market value **31.12.2003**	Hedging of cash flows Market value 31.12.2002
Interest rate swaps	-2	4	1	-3
Forward contracts fuel price hedging	–	–	–	–
Fluctuation band options fuel price hedging	–	–	34	1
Hedging combinations fuel price hedging	–	–	48	93
Forward contracts currency hedging	–	–	-110	24
Fluctuation band options currency hedging	–	–	-107	46
Total	**-2**	**4**	**-134**	**161**

The market values of derivative financial instruments are capitalised as other assets or carried as other liabilities.

The shown market values of the derivative financial instruments correspond to the price at which the rights and/or duties from such financial instrument would be transferred to an unrelated third party. Market values have been determined based on market information available at the balance sheet date.

According to present knowledge, fuel price and currency transactions used to hedge cash flows will have the following effects on the result for the period or the acquisition cost of hedged investments at the time of maturity:

Financial year	Result for the period €m	Initial valuation of acquisition cost* €m	Total €m
2004	100	-75	25
2005	15	-40	-25
2006	–	-10	-10
2007	–	-32	-32
2008	–	-46	-46
2009	–	-31	-31
2010	–	-10	-10
2011	–	-3	-3
2012	–	-1	-1
2013	–	0**	0**
2014	–	0**	0**
2015	–	-1	-1
Total	**115**	**-249**	**-134**

*negative signs mean an increase in acquisition cost
**below €1m

In addition, interest rate swaps used to hedge cash flows will gradually have the following effects on the result for the period until maturity:

Maturity Financial year	Market value **31.12.2003** €m
2004	2
2005	–1
2006	0*
2012	0*
Total	**1**

*below €1m

The market development of derivatives not qualifying as effective hedging transactions under IAS 39 may be gathered from the income statement (note 16).

40 Segment reporting

The Lufthansa Group operates in six major business segments, i.e. passenger business (Passenger Business) through Deutsche Lufthansa AG, Lufthansa CityLine GmbH and Air Dolomiti S.p.A., freight traffic (Logistics) through Lufthansa Cargo AG, aircraft maintenance and repair (Maintenance, Repair and Overhaul (MRO)) through the Lufthansa Technik group, catering through the LSG Sky Chefs group, tourism (Leisure Travel) through the Thomas Cook group and EDP services (IT Services) through the Lufthansa Systems group.

Lufthansa Commercial Holding, Lufthansa International Finance (Netherlands) N.V., AirPlus Servicekarten GmbH and, until 1 March 2003, the START AMADEUS group as well as further equity investments complete the operative business of the Lufthansa Group as Service and Financial Companies. The results of the Leisure Travel segment are included in Group results at equity only.

As a rule, inter-segment sales and revenue are based on prices following the arm's length principle. Administrative services are charged as cost allocations.

For information on external revenue relating to traffic cf. also note 6.

Primary reporting format – business segment information for financial year 2003 in €m:

	Passenger[1] Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO[1]** Lufthansa Technik group	**Catering[1]** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies[2]**	*Segment total*
External revenue	9,774	2,147	1,587	2,200	–	219	30	15,957
– of which traffic revenue	9,549	2,113	–	–	–	–	–	11,662
Inter-segment revenue	434	14	1,265	467	–	392	0*	2,572
Total revenue	10,208	2,161	2,852	2,667	–	611	30	18,529
Other segment income	1,121	174	171	211	–131	39	335	1,920
– of which from investments accounted for using the equity method	–79	4	6	7	–131	–	17	–176
Cost of materials	5,398	1,391	1,418	1,201	–	54	10	9,472
Staff costs	2,101	315	840	1,109	–	205	45	4,615
Amortisation and depreciation	698	120	152	933	–	32	46	1,981
– of which impairments	19	6	52	705	–	–	36	818
Other operating *expenses*	*2,975*	*475*	*455*	*461*	–	*304*	*136*	*4,806*
Segment results	**157**	**34**	**158**	**–826**	**–131**	**55**	**128**	**–425**
– of which from investments accounted for using the equity method	–79	4	6	7	–131	–	17	–176
Segment assets	7,184	1,368	1,908	1,586	283	186	1,746	14,261
– of which from investments accounted for using the equity method	129	8	78	70	283	–	152	720
Segment liabilities	6,622	585	1,330	816	–	222	724	10,299
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	678	31	80	148	–	48	99	1,084
– of which from investments accounted for using the equity method	–	–	–	–	–	–	4	4
Other significant *non-cash items*	183	*5*	*–8*	*22*	–	–1	–	*201*
Average number of employees	34,935	5,127	17,861	32,967	–	3,121	787	94,798

*below €1m

[1] *Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.*

[2] Due to changes in the group of consolidated companies (Lufthansa AirPlus Servicekarten GmbH), money market *funds allocation, and the deconsolidation of START AMADEUS as from 26 February 2003, comparability with the* preceding year is limited.

Primary reporting format – business segment information for financial year 2002 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	10,036	2,338	1,623	2,630	–	189	155	16,971
– of which traffic revenue	9,725	2,307	–	–	–	–	–	12,032
Inter-segment revenue	425	12	1,185	446	–	368	1	2,437
Total revenue	*10,461*	*2,350*	*2,808*	*3,076*	–	*557*	*156*	*19,408*
Other segment income	1,281	262	193	165	-67	35	647	2,516
– of which from investments accounted for using the equity method	-87	3	10	12	-67	–	38	-91
Cost of materials	5,091	1,445	1,451	1,252	–	45	61	9,345
Staff costs	2,047	347	786	1,263	–	190	51	4,684
Amortisation and depreciation	784	115	82	219	–	32	43	1,275
– of which impairments	27	–	–	6	–	–	33	66
Other operating expenses	3,304	537	467	499	–	271	76	5,154
Segment results	**516**	**168**	**215**	**8**	**-67**	**54**	**572**	**1,466**
– of which from investments accounted for using the equity method	-87	3	10	12	-67	–	38	-91
Segment assets	7,265	1,563	1,914	2,614	408	146	794	14,704
– of which from investments accounted for using *the equity method*	231	9	65	81	408	–	120	914
Segment liabilities	7,064	610	1,275	954	–	206	467	10,576
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	632	9	68	104	–	37	234	1,084
– of which from investments accounted for using *the equity method*	101	–	1	–	–	–	–	102
Other significant non-cash items	130	19	31	42	–	7	0*	229
Average number of employees	34,021	5,207	16,116	35,138	–	2,916	737	94,135

*below €1m

Reconciliation of segment information with consolidated figures in €m:

	Segment total		Reconciliation		Group	
	2003	2002	**2003**	2002	**2003**	2002
External revenue	15,957	16,971	–	–	15,957	16,971
– of which traffic revenue	11,662	12,032	–	–	11,662	12,032
Inter-segment revenue	2,572	2,437	-2,572	-2,437	–	–
Total revenue	18,529	19,408	-2,572	-2,437	15,957	16,971
Other revenue	1,920	2,516	-163	-398	1,757	2,118
– of which from investments accounted for using the equity method	-176	-91	176	91	–	–
Cost of materials	9,472	9,345	-2,267	-2,149	7,205	7,196
Staff costs	4,615	4,684	-3	-24	4,612	4,660
Amortisation and depreciation	1,981	1,275	-51	-32	1,930	1,243
– of which impairments	818	66	-35	-33	783	33
Other operating expenses	4,806	5,154	-692	-756	4,114	4,398
Results	**-425**	**1,466**	**278**	**126**	**-147**	**1,592**
– of which from investments accounted for using the equity method	-176	-91	176	91	–	–
Assets	14,261	14,704	2,471	4,433	16,732	19,137
– of which from investments accounted for using the equity method	720	914	–	–	720	914
Liabilities	10,299	10,576	3,737	4,389	14,036	14,965
– of which from investments accounted for using the equity method	–	–	–	–	–	–
Average number of employees	94,798	94,135	–	–	94,798	94,135

The reconciliation column includes both the effects resulting from consolidation procedures and the amounts resulting from the different interpretation of segment item contents in comparison with the corresponding Group items.

The eliminated revenue of the business segments generated with other consolidated business segments may be gathered from the reconciliation column. As regards the other segment revenue, income originating from relationships with the other business segments has been eliminated as well ("other revenue" reconciliation column). In financial year 2003, this concerned especially exchange gains from intra-group loans in foreign currency in the amount of €105m (prior year: €274m) as well as income from intra-group services of €48m (prior year: €48m). In so far as the eliminated revenue and other income is compared with segment expenses with regard to the companies which took up the services, such expenses have been eliminated, too ("expenses" reconciliation column). Certain components of the Group's financial result have also been allocated to the business segment's income, in particular results from the equity accounting of investments of the business segment. Since, in the Group's view, such results are not allocated to the operating result but the financial result, they have to be eliminated upon reconciliation with regard to the Group's operating result.

The amounts included in the "results" reconciliation column originate mainly from the reallocation of the negative results from accounting at equity, which results are part of the segment results of the business segments, however not of the Group's operating result.

The reconciliation column for segment assets and segment liabilities contains eliminated receivables and payables among the business segments, the difference between market values and carrying amounts of financial instruments as well as, on the assets side, the carrying amounts of equity investments eliminated within the scope of capital consolidation.

Secondary reporting format – geographical segment information for financial year 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,145	1,349	223	1,545	154	246	–	11,662
Other operating revenue	1,812	1,516	112	544	207	104	0*	4,295
Other segment income[2]	1,562	71	8	42	16	8	50	1,757
Income from investments accounted for using the equity method	–193	4	2	11	–	–	–	–176
Segment assets	12,300	1,315	105	431	65	45	–	14,261
– of which from investments accounted for using the equity method	594	47	13	66	–	–	–	720
Capital expenditure	938	62	4	77	0*	3	–	1,084
– of which from investments accounted for using the equity method	4	–	–	–	–	–	–	4

Secondary reporting format – geographical segment information for financial year 2002 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,195	1,470	296	1,681	147	243	–	12,032
Other operating revenue	1,831	2,021	143	598	253	93	0*	4,939
Other segment income[2]	1,979	35	12	40	22	10	20	2,118
Income from investments accounted for using the equity method	–117	15	–1	12	–	–	–	–91
Segment assets	11,615	2,442	98	443	44	62	–	14,704
– of which from investments accounted for using the equity method	770	53	14	77	–	–	–	914
Capital expenditure	987	79	3	14	1	0*	–	1,084
– of which from investments accounted for using the equity method	101	1	–	–	–	–	–	102

*below €1m
[1] Traffic revenue is allocated by original places of sale.
[2] Other segment income corresponds to the operating income of the Group (including income from financial assets).

The allocation of traffic revenue to regions is based on the original place of sale, whereas the allocation of other operating revenue is based on the geographic location of the customer and the allocation of other segment income is based on the place of service. The items resulting from investments accounted for using the equity method are allocated to regions depending on the location of the head office of the company in question.

Regions are in principle defined on the basis of geographical rules. Deviating from this principle, the traffic revenue achieved in the countries of the former Soviet Union, in Turkey and in Israel is allocated to Europe.

The "other" column includes items which cannot be allocated to a certain region.

Lufthansa controls its traffic operations on the basis of network results, not on the basis of regional profit transfers. Something similar applies to the catering segment. Consequently, the presentation of regional segment results is of no informative value to the Lufthansa Group.

The notes concerning the Passenger Business segment in the general part of the Annual Report include the presentation of traffic revenue generated in the Passenger Business segment allocated by traffic regions instead of original places of sale.

41 Related party transactions

The business segments of the Lufthansa Group render numerous services to non-consolidated affiliated companies within the scope of their ordinary activities. In turn, the respective investments render services to the Lufthansa Group within the scope of their business purpose. These extensive delivery and service relationships are managed on the basis of market prices.

In addition, the Group and certain non-consolidated affiliated companies have concluded numerous settlement agreements regulating the partly mutual utilisation of services. Administrative services rendered are in such cases charged as cost allocations.

The cash management of the Lufthansa Group is centralised, and in this respect the Lufthansa Group assumes a "banking function" also in respect of non-consolidated investments. The non-consolidated subsidiaries included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions there. All of the transactions are processed under market conditions.

Because of the geographical proximity, a large number of sublease contracts have been concluded between the Lufthansa Group and related parties; in these cases, the Lufthansa Group re-debits rental costs and incidental expenses to the respective companies on a pro rata basis.

The volume of material services rendered to or obtained from related parties may be gathered from the following table:

Company	Volume of the services rendered **2003** €m	2002 €m	Volume of the services utilised **2003** €m	2002 €m
AFC Aviation Fuel Company mbH	4	7	197	190
Aircraft Maintenance and Engineering Corp.	1	0*	8	5
Albatros Versicherungsdienste GmbH	45	6	58	25
Amadeus Global Travel Distribution S. A.	129	144	177	151
Autobahn Tank & Rast Holding GmbH	9	8	0*	0*
British Midland plc	11	79	31	69
Cargo Future Communications (CFC) GmbH	0*	0*	6	6
Condor Flugdienst GmbH	179	155	21	2
Delvag Luftfahrtversicherungs-AG	48	25	50	18
Delvag Rückversicherungs-AG	7	1	6	1
Eurowings Luftverkehrs AG	63	126	5	5
Global Tele Sales Ltd.	1	0*	7	6
Global Tele Sales of North America LLC	7	11	18	23
HEICO Aerospace Holdings Corp.	0*	0*	8	8
LRS Lufthansa Revenue Services GmbH	18	9	65	58
Lufthansa Bombardier Aviation Services GmbH	6	5	0*	0*
Lufthansa Cargo Charter Agency GmbH	13	11	5	4
Lufthansa Engineering and Operational Services GmbH	4	3	23	22
Lufthansa Flight Training GmbH	30	28	73	77
Lufthansa Gebäudemanagement GmbH	2	30	27	31
Lufthansa Global Tele Sales GmbH	1	0*	7	6
Lufthansa Shannon Turbine Technologies Limited	3	3	15	13
Lufthansa SkyShop GmbH	3	5	46	1
Lufthansa Systems Network Services GmbH	0*	0*	16	0*
Lufthansa Technical Training GmbH	6	7	26	25
Lufthansa Technik Brussels N.V.	0*	1	6	4
Lufthansa Technik Budapest Kft	2	1	26	13
Lufthansa Technik Logistik of America LLC	3	4	10	12
Lufthansa Technik Tulsa Corporation	3	2	17	2
LZ-Catering GmbH	8	8	9	8
Miles & More International Ltd.	35	18	0*	0*
Miles & More Marketing GmbH	9	4	1	0*
time:matters GmbH	6	4	0*	0*

*below €1m

There are no individual shareholders of Lufthansa AG with a significant influence on the Group. As regards relationships with Executive and Supervisory Board members, cf. note 42.

42 Supervisory Board and Executive Board

Supervisory Board and Executive Board members are listed on page 174/175.

Remuneration expenses for the Executive Board of the parent company include only fixed salaries in the amount of €1.8m in financial year 2003 *(prior year: fixed salaries: €2.0m, bonuses: €2.3m, €0.6m of which for 2001)*. Since financial year 2003, bonuses have been subject to the Group's operating result. In the financial year 2003, too, the members of the Executive Board participated in the option programme for senior executives described in note 31, with the usual programme-related discount of T€56 (20 per cent) being granted. Provisions in the amount of T€33 (prior year: T€2) have been set up for claims under the options. Furthermore, option premiums from the 2000 programme for senior executives in the amount of T€25 were paid to one member of the Executive Board in financial year 2003.

For discharging their duties in subsidiary companies, the Executive Board members concerned received a fixed remuneration in the amount of T€6 (prior year: T€13).

There are pension obligations relating to former members of the Executive Board and their surviving dependants in the amount of €40.7m (prior year: €34.0m). In financial year 2003, current remuneration amounted to €3.1m, whereas it was €2.7m in financial year 2002, including remuneration received from subsidiaries.

In financial year 2003, remuneration expenses for the Supervisory Board include fixed salaries for Supervisory Board work with Lufthansa AG in the amount of T€500 (prior year: T€214). In addition to this, variable remuneration in the amount of T€452 accumulated in the preceding year. Variable remuneration depends on the dividend paid for the financial year. The amounts listed in the table on page 172 relate to the individual members of the Supervisory Board.

Other remuneration, mainly attendance fees and daily allowances, in the total amount of T€51 (prior year: T€26) accumulated, including benefits from concessionary travel in accordance with the applicable IATA regulations.

Furthermore, members of the Supervisory Board of Lufthansa AG holding a supervisory board seat with Group companies were paid T€57 (prior year: T€46) for their work.

Remuneration of Individual Supervisory Board Members 2003/2004

Name	2003 Fixed remuneration €	2003 Remuneration for committee work €	2003 Total Supervisory Board remuneration €	2002 Variable remuneration €	2002 Fixed remuneration €	2002 Total Supervisory Board remuneration €
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber, Chairman *(since 18 June 2003)*	32,301	5,384	**37,685**	–	–	–
Frank Bsirske, Deputy Chairman	30,000	5,000	**35,000**	31,500	15,000	**46,500**
Dr. Josef Ackermann *(since 18 June 2003)*	10,767	–	**10,767**	–	–	–
Dr. Rolf-E. Breuer *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Manfred Calsow *(since 18 June 2003)*	10,767	2,692	**13,459**	–	–	–
Dr. Gerhard Cromme	20,000	–	**20,000**	21,000	10,000	**31,000**
Michael Diekmann *(since 18 June 2003)*	10,767	2,692	**13,459**	–	–	–
Dipl. Vw. Jürgen Erwert *(since 18 June 2003)*	10,767	–	**10,767**	–	–	–
Herbert Flickenschild *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Peter Geisinger	20,000	2,308	**22,308**	21,000	10,000	**31,000**
Robert Haller *(since 18 June 2003)*	10,767	–	**10,767**	–	–	–
Ulrich Hartmann	20,000	5,000	**25,000**	21,000	10,000	**31,000**
Roland Issen *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Dr. Otto Graf Lambsdorff	20,000	–	**20,000**	21,000	10,000	**31,000**
Eckhard Lieb *(until 18 June 2003)*	9,233	–	**9,233**	21,000	8,548	**29,548**
Franz-Eduard Macht *(until 18 June 2003)*	9,233	2,308	**11,541**	21,000	10,000	**31,000**
Franz Ludwig Neubauer *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Ilona Ritter	20,000	–	**20,000**	21,000	10,000	**31,000**
Willi Rörig	20,000	–	**20,000**	21,000	10,000	**31,000**
Dr. Klaus G. Schlede *(Chairman until 18 June 2003)*	38,466	14,616	**53,082**	42,000	20,000	**62,000**
Werner Schmidt *(since 18 June 2003)*	10,767	–	**10,767**	–	–	–
Jan G[illegible]Stenberg *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Dr. Alfons Titzrath *(until 18 June 2003)*	9,233	2,308	**11,541**	21,000	10,000	**31,000**
Mirco A. Vorwerk *(since 18 June 2003)*	10,767	2,692	**13,459**	–	–	–
Patricia Windaus	20,000	–	**20,000**	21,000	10,000	**31,000**
Dr. Hans-Dietrich Winkhaus	20,000	–	**20,000**	21,000	10,000	**31,000**
Dr. Michael Wollstadt	20,000	5,000	**25,000**	21,000	10,000	**31,000**
Dr. Klaus Zumwinkel	20,000	–	**20,000**	21,000	10,000	**31,000**
Total	**450,000**	**50,000**	**500,000**	**451,500**	**213,548**	**665,048**

43 Compliance Statement under section 161 German Stock Corporation Act (AktG)

The statement of compliance required by section 161 German Stock Corporation Act (AktG) with regard to the German Corporate Governance Code has been made by the Executive Board and the Supervisory Board and provided to the shareholders via the Internet.

Cologne, 25 February 2004

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Independent Auditor's Report

We have audited the consolidated financial statements prepared by Deutsche Lufthansa Aktiengesellschaft for the financial year from 1 January to 31 December 2003, comprising balance sheet, income statement, statement of changes in equity, cash flow statement and the notes to the financial statements. The preparation and the contents of the consolidated financial statements in accordance with the International Financial Reporting Standards by the IASB (IFRS) are the responsibility of the Company's Executive Board. Our responsibility is to assess on the basis of our audit whether the consolidated financial statements comply with the IFRS.

We have conducted our group audit in accordance with German auditing standards, the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) as well as the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit in such a way as to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group as well as evaluations of possible misstatements are taken into account in the determination of audit procedures. Performing an audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the consolidated financial statements. It also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements in compliance with the IFRS give a true and fair view of the net assets, financial position and results of operations of the Group and its cash flows in the financial year.

Our audit which, in accordance with German auditing standards, also covered the group management report prepared by the Company's Executive Board for the financial year from 1 January to 31 December 2003, has not led to any reservations. In our opinion, the management report provides, together with the other information contained in the consolidated financial statements, a fair understanding of the Group's position and suitably presents the risks to its future development. We also confirm that the consolidated financial statements and the group management report for the financial year from 1 January to 31 December 2003 meet the requirements for the Company to be exempted from the obligation to prepare consolidated financial statements and a group management report under German law.

Düsseldorf, 9 March 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board,
Dresdner Bank AG
Honorary Chairman

Members with voting rights

Dr. Klaus G. Schlede
Former Deputy Chairman
of the Executive Board
Deutsche Lufthansa AG
(Chairman until 18 June 2003)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Former Chairman of the
Executive Board
Deutsche Lufthansa AG
Chairman (from 18 June 2003)

Frank Bsirske
Chairman of ver.di
Employee representative
Deputy Chairman

Dr. Josef Ackermann
Speaker of the Executive Board
Deutsche Bank AG
(from 18 June 2003)

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board
Deutsche Bank AG
(until 18 June 2003)

Manfred Calsow
Business economist
Employee representative
(from 18 June 2003)

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Executive Board
Allianz AG (from 18 June 2003)

Dipl.-Vw. Jürgen Erwert
Chairman of the Executive Board
Allianz AG (from 18 June 2003)

Herbert Flickenschild
Purser, Employee representative
(until 18 June 2003)

Peter Geisinger
Captain, Employee representative

Robert Haller
Administrative staff member
Employee representative
(from 18 June 2003)

Ulrich Hartmann
Chairman of the Supervisory Board
E.ON AG

Roland Issen
Former head of German Union
of Salaried Employees (DAG)
Employee representative
(until 18 June 2003)

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President
of Deutsche Schutzvereinigung
für Wertpapierbesitz e.V.

Eckhard Lieb
Engine mechanic
Employee representative
(until 18 June 2003)

Franz-Eduard Macht
Administrative staff member
Employee representative
(until 18 June 2003)

Franz Ludwig Neubauer
Former Chairman of the
Executive Board
Bayerische Landesbank
(until 18 June 2003)

Ilona Ritter
Union Secretary ver.di
Employee representative

Willi Rörig
Administrative staff member
Employee representative

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank
(from 18 June 2003)

Jan G. Stenberg
Former President and Chairman
of the Executive Board SAS
(until 18 June 2003)

Dr. Alfons Titzrath
Former Chairman of the
Supervisory Board
Dresdner Bank AG
(until 18 June 2003)

Mirco A. Vorwerk
Purser, Chairman of UFO
Employee representative
(from 18 June 2003)

Patricia Windaus
Flight attendant
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors'
Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board
Deutsche Post AG

Executive Board

Wolfgang Mayrhuber
Chairman of the Executive Board
and Chief Executive Officer
(from 18 June 2003)
Deputy Chairman
of the Executive Board
Chief Executive Officer
Passenger Airlines
(until 18 June 2003)

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Executive Aviation Services
and Human Resources

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the Executive Board
and Chief Executive Officer
(until 18 June 2003)

Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

Dr. Wolfgang Röller
a) HeidelbergCement AG
(Chairman of the Supervisory Board)

Dr. Klaus G. Schlede
a) Deutsche Postbank AG
Deutsche Telekom AG
Gerling-Konzern Globale Rückversicherungs-AG (until 31.12.2003)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG
(Chairman of the Supervisory Board)
Voith AG
b) Loyalty Partner GmbH[1]
(Chairman of the Supervisory Board)
Tetra Laval Group, Pully (CH)

Frank Bsirske
a) RWE AG
(Deputy Chairman of the Supervisory Board)
DAWAG – Deutsche Angestellten-Wohnungsbau AG

Dr. Josef Ackermann
a) Bayer AG
Linde AG
Siemens AG

Dr. Rolf-E. Breuer
a) Bertelsmann AG
Deutsche Bank AG
(Chairman of the Supervisory Board)
Deutsche Börse AG
(Chairman of the Supervisory Board)
E.ON AG
b) Compagnie de Saint-Gobain S. A.
(Board of Directors)
Kreditanstalt für Wiederaufbau
(Board of Directors)
Landwirtschaftliche Rentenbank
(Board of Directors)

Manfred Calsow
a) Lufthansa Technik AG[1]
(Deputy Chairman of the Supervisory Board)

Dr. Gerhard Cromme
a) Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG
(Chairman of the Supervisory Board)
Volkswagen AG
b) BNP Paribas S. A., Frankreich
Suez S. A., Paris (Board of Directors)

Michael Diekmann
a) Allianz Dresdner Asset Management GmbH[2]
(Chairman of the Supervisory Board)
Allianz Lebensversicherungs-AG[2]
(Chairman of the Supervisory Board)
Allianz Versicherungs-AG[2]
(Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG[2]
(Chairman of the Supervisory Board)
Linde AG
b) Allianz of America, Inc.[2] (Chairman)
Allianz Insurance Ltd., South Africa
Assurances Générales de France[2]
(Vice President)
Riunione Adriatica di Sicurtà S.p.A.[2]
(Vice President)

Ulrich Hartmann
a) Deutsche Bank AG
E.ON AG
(Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG
(Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
(Chairman of the Supervisory Board)
b) ARCELOR, Luxemburg
(Board of Directors)
Henkel KGaA
(Proprietors' Committee)

Roland Issen
a) DAWAG – Deutsche Angestellten-Wohnungsbau AG
b) Vermögensverwaltung der DAG GmbH
(Member of Assembly of Proprietors)

Dr. Otto Graf Lambsdorff
a) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG
HSBC Trinkaus & Burckhardt KGaA
IVECO Magirus AG
(Chairman of the Supervisory Board)
NSM-Löwen Entertainment GmbH
(Chairman of the Supervisory Board)

Franz Ludwig Neubauer
a) Deutsche Kreditbank AG
(Honorary Member)
HVB Real Estate Bank AG

Ilona Ritter
a) Lufthansa CityLine GmbH[1]

Willi Rörig
a) Lufthansa Cargo AG[1]
(Deputy Chairman of the Supervisory Board)

Werner Schmidt
a) *Deutsche Kreditbank AG*[3]
Drees & Sommer AG
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG
b) Bank für Arbeit und Wirtschaft AG, Wien (Deputy Chairman of the Supervisory Board)
DekaBank Deutsche Girozentrale AdöR (Board of Directors)
Landesbank Saar AdöR[3] (Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, *Zürich*[3] (Chairman of the Board of Directors)
Liquiditäts-Konsortialbank GmbH (Deputy Member of the Board of Directors)

Jan G. Stenberg
b) B2 Bredband AB, Schweden (Chairman of the Board)
Cygate Maldata AB, Schweden
Nera ASA, Norwegen
Service Factory AB, Schweden (Chairman of the Board)
Spring Mobil AB, Schweden (Chairman of the Board)
Stepstone ASA, Norwegen (Chairman of the Board)

Dr. Alfons Titzrath
a) *Celanese AG*

Dr. Hans-Dietrich Winkhaus
a) BMW AG
Degussa AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman of the Supervisory Board)
b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel
a) Allianz Versicherungs-AG *(until 31.12.2003)*
Deutsche Postbank AG[4] (Chairman of the Supervisory Board)
Deutsche Telekom AG (Chairman of the Supervisory Board)
KarstadtQuelle AG
b) C.V. International Post Corp. U.A. (Deputy Chairman of the Board)
Morgan Stanley (Board of Directors) (from 7.1.2004)

Mandates of the Executive Board members of Deutsche Lufthansa AG

Wolfgang Mayrhuber
a) Eurowings Luftverkehrs AG
LSG Lufthansa Service Holding AG[1]
Lufthansa Cargo AG[1]
Lufthansa CityLine GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1]
RWE Systems AG (until 31.12.2003)
Thomas Cook AG
Münchener Rückversicherungs-Gesellschaft AG
b) *HEICO Corp., Florida* (Board of Directors)
Vattenfall Europe AG
Westdeutsche Landesbank AG
b) Amadeus Global Travel Distribution S. A., Madrid *(Chairman of the Board of Directors)*
KG Allgemeine Leasing GmbH & Co. (Board of Directors)

Dr. Karl-Ludwig Kley
a) Delvag Luftfahrtversicherungs-AG[1] (Chairman of the Supervisory Board)
Gerling Firmen- und Privat-Service AG (until 31.12.2003)
LSG Lufthansa Service Holding AG[1]
Lufthansa AirPlus Servicekarten GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1]
Lufthansa Technik AG[1]
Thomas Cook AG (until 06.11.2003 and again from 23.01.2004)

Stefan Lauer
a) *LSG Lufthansa Service Holding AG*[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1] (Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[1] *(Chairman of the Supervisory Board)*
Lufthansa Technik AG[1] (Chairman of the Supervisory Board)
b) AMECO Corp., Beijing (Deputy Chairman of the Board of Directors)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)
Lufthansa Flight Training GmbH[1] *(Chairman of the Supervisory Board)*
Universitätsklinikum Marburg (Supervisory Board)

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
[1] *Company in which Deutsche Lufthansa AG has a controlling interest*
[2] *Company in which Allianz AG has a controlling interest*
[3] *Company in which Bayerische Landesbank has a controlling interest*
[4] *Company in which Deutsche Post AG has a controlling interest*

Major Subsidiaries

Significant Subsidiaries as at 31 December 2003

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
41/42 Bartlett (Pty) Ltd., Johannesburg, South Africa	100 %	100 %	0	0
Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Ronchi dei Legionari, Italy	100 %	100 %	43	4
AirLiance Materials LLC, Wilmington, USA	50 %	50 %	7	0
AIRO Catering Services Eesti OÜ, Tallinn, Estland	54 %	100 %	2	1
AIRO Catering Services Sweden AB, Stockholm, Sweden	54 %	54 %	8	1
BizJet International Sales & Support, Inc., Tulsa, USA	100 %	100 %	32	–7
Capital Gain International (1986) Ltd., Hong Kong	100 %	100 %	1	0
Condor/Cargo Technik GmbH, Frankfurt/M.	90 %	90 %	2	3
Consolidated Catering Services (China) Ltd., Hong Kong	100 %	100 %	1	0
eLSG.SkyChefs, Inc, Irving, Texas, USA	100 %	100 %	–42	–13
Feenagh Investments (Proprietary) Ltd., Johannesburg, South Africa	100 %	100 %	2	–2
Giulietta Aircraft Leasing Limited, Dublin, Ireland	0 %	51 %	0	0
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG, Grünwald	100 %	100 %	–21	–3
Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg	100 %	100 %	195	3
Hawker Pacific Aerospace Inc., Sun Valley, California, USA	100 %	100 %	42	–2
Hawker Pacific Aerospace Ltd., Hayes, Great Britain	100 %	100 %	4	–6
Inflight Catering (Pty) Ltd., Johannesburg, South Africa	100 %	100 %	0	0
JASEN Grundstücksgesellschaft mbH & Co. KG, Grünwald	100 %	50 %	0	0
Lido GmbH Lufthansa Aeronautical Services, Frankfurt/M.	100 %	100 %	4	–4
LLG Nord GmbH & Co. Bravo KG, Norderfriedrichskoog	100 %	67 %	0	4
LLG Nord GmbH & Co. Charlie oHG, Norderfriedrichskoog	100 %	67 %	0	0
LSG Asia GmbH, Kriftel	100 %	100 %	0	0
LSG Catering China Ltd., Hong Kong	100 %	100 %	1	0
LSG Catering Guam, Inc., Guam, USA	100 %	100 %	0	0
LSG Catering Hong Kong Ltd., Hong Kong	100 %	100 %	50	1
LSG Catering Saipan, Inc., Saipan, Micronesia	100 %	100 %	0	0
LSG Catering Thailand Ltd., Bangkok, Thailand	100 %	100 %	5	0
LSG Holding Asia Ltd., Hong Kong	100 %	100 %	0	0
LSG Lufthansa Service Asia Ltd., Hong Kong	100 %	100 %	34	1
LSG Lufthansa Service Cape Town (Pty) Ltd., Cape Town, South Africa	100 %	100 %	0	0
LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH, Neu-Isenburg	100 %	100 %	0	0
LSG Lufthansa Service Enterprises Ltd., Hong Kong	100 %	100 %	0	0
LSG Lufthansa Service Europa/Afrika GmbH, Kriftel	100 %	100 %	–31	–31
LSG Lufthansa Service Guam, Inc., Guam, USA	100 %	100 %	6	0
LSG Lufthansa Service Holding AG, Kriftel	100 %	100 %	476	–928
LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia	100 %	100 %	11	0
LSG Lufthansa Service USA, L.L.C., Wilmington, Delaware, USA	100 %	100 %	52	–9
LSG Sky Chefs Belgium N.V., Zaventem, Belgium	100 %	100 %	1	0
LSG Sky Chefs Building AB, Stockholm, Sweden	100 %	100 %	–4	11
LSG Sky Chefs Catering Logistics GmbH, Neu-Isenburg	100 %	100 %	1	5
LSG Sky Chefs Danmark A/S, Kastrup, Denmark	100 %	100 %	–26	21
LSG Sky Chefs Deutschland GmbH, Frankfurt/M.	100 %	100 %	7	–2
LSG Sky Chefs Europe Holding Ltd., London, Great Britain	100 %	100 %	71	0

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
LSG Sky Chefs France S.A., Bobigny, France	100 %	100 %	-28	-9
LSG Sky Chefs International, L.L.C., Wilmington, Delaware, USA	100 %	100 %	-39	-12
LSG Sky Chefs Korea Co. Ltd., Seoul, Korea, South	80 %	80 %	23	1
LSG Sky Chefs Norge AS, Oslo, Norway	100 %	100 %	-8	13
LSG Sky Chefs S.p.A., Mailand, Italy	100 %	100 %	4	-6
LSG Sky Chefs Schweiz AG, Zurich, Switzerland	100 %	100 %	-2	0
LSG Sky Chefs Sverige AB, Sigtuna, Sweden	100 %	100 %	3	0
LSG Sky Chefs UK Ltd., London, Great Britain	100 %	100 %	12	-4
LSG Sky Chefs US Acquisition, L.L.C., Wilmington, Delaware, USA	100 %	100 %	1,616	0
LSG Sky Chefs US Holding 2, Inc., Wilmington, Delaware, USA	100 %	100 %	1,298	0
LSG Sky Chefs US Holding, L.L.C., Wilmington, Delaware, USA	100 %	100 %	1,205	0
LSG Sky Chefs Verwaltungsgesellschaft mbH, Kriftel	100 %	100 %	614	0
LSG Sky Chefs/GCC Ltd., Feltham, Great Britain	50 %	51 %	7	1
LSG-Airport Gastronomiegesellschaft mbH, Frankfurt/M.	100 %	100 %	2	0
LSG-Food & Nonfood Handel GmbH, Frankfurt/M.	100 %	100 %	2	-2
LSG-Hygiene Institute GmbH, Neu-Isenburg	100 %	100 %	0	0
LSG-Sky Food GmbH, Alzey	100 %	100 %	-1	1
Lufthansa A.E.R.O. GmbH, Alzey	100 %	100 %	17	1
Lufthansa Airmotive Ireland (Leasing) Ltd., Dublin, Ireland	100 %	100 %	2	0
Lufthansa Airmotive Ireland Holdings Ltd., Dublin, Ireland	100 %	100 %	29	5
Lufthansa Airmotive Ireland Ltd., Dublin, Ireland	100 %	100 %	38	4
Lufthansa AirPlus Servicekarten GmbH, Neu-Isenburg	100 %	100 %	14	3
Lufthansa Cargo AG, Kelsterbach	100 %	100 %	365	2
Lufthansa CityLine GmbH, Cologne	100 %	100 %	119	-5
Lufthansa Commercial Holding GmbH, Cologne	100 %	100 %	196	38
Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands	100 %	100 %	0	0
Lufthansa Leasing GmbH & Co. Alfa-Golf KG, Norderfriedrichskoog	100 %	50 %	-4	1
Lufthansa Leasing GmbH & Co. Alfa-Mike KG, Norderfriedrichskoog	100 %	50 %	-4	1
Lufthansa Leasing GmbH & Co. Alfa-November KG, Norderfriedrichskoog	100 %	50 %	-4	0
Lufthansa Leasing GmbH & Co. Alfa-Tango KG, Norderfriedrichskoog	100 %	50 %	-4	1
Lufthansa Leasing GmbH & Co. Bravo-Juliett KG, Norderfriedrichskoog	100 %	50 %	-4	0
Lufthansa Leasing GmbH & Co. Bravo-Mike KG, Norderfriedrichskoog	100 %	50 %	-4	1
Lufthansa Leasing GmbH & Co. Bravo-November KG, Norderfriedrichskoog	100 %	50 %	-3	1
Lufthansa Leasing GmbH & Co. Echo-Zulu oHG, Grünwald	100 %	67 %	14	2
Lufthansa Leasing GmbH & Co. Fox-Alfa oHG, Grünwald	100 %	67 %	5	1
Lufthansa Leasing GmbH & Co. Fox-Bravo oHG, Grünwald	100 %	67 %	5	1
Lufthansa Leasing GmbH & Co. Fox-Charlie oHG, Grünwald	100 %	67 %	5	1
Lufthansa Leasing GmbH & Co. Fox-Delta oHG, Grünwald	100 %	67 %	9	4
Lufthansa Leasing GmbH & Co. Fox-Echo oHG, Grünwald	100 %	67 %	9	4
Lufthansa Leasing GmbH & Co. Fox-Golf oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Hotel oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Quebec oHG, Grünwald	100 %	67 %	3	1
Lufthansa Leasing GmbH & Co. Fox-Romeo oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Sierra oHG, Grünwald	100 %	67 %	2	1

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
Lufthansa Leasing GmbH & Co. Fox-Tango oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Uniform oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Victor oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald	100 %	67 %	0	–1
Lufthansa Leasing GmbH & Co. Fox-Yankee oHG, Norderfriedrichskoog	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald	100 %	67 %	0	0
Lufthansa Leasing GmbH & Co. Golf-Lima oHG, Norderfriedrichskoog	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Golf-Mike oHG, Norderfriedrichskoog	100 %	67 %	2	1
Lufthansa Process Management GmbH, Neu-Isenburg	100 %	100 %	0	1
Lufthansa Systems Airline Services GmbH, Raunheim	100 %	100 %	2	3
Lufthansa Systems Americas, Inc., East Meadow, USA	100 %	100 %	–4	–3
Lufthansa Systems AS GmbH, Norderstedt	100 %	100 %	0	3
Lufthansa Systems Berlin GmbH, Berlin	100 %	100 %	1	1
Lufthansa Systems Business Solutions GmbH, Raunheim	100 %	100 %	–1	4
Lufthansa Systems Group GmbH, Kelsterbach	100 %	100 %	20	20
Lufthansa Systems Infratec GmbH, Kelsterbach	100 %	100 %	11	24
Lufthansa Systems Passenger Services GmbH, Kelsterbach	100 %	100 %	2	4
Lufthansa Technik AG, Hamburg	100 %	100 %	382	–20
Lufthansa Technik Aircraft Services Ireland Limited, Dublin, Ireland	100 %	100 %	1	1
Lufthansa Technik Immobilien- und Verwaltungsgesellschaft mbH, Hamburg	100 %	100 %	0	–3
Lufthansa Technik Logistik GmbH, Hamburg	100 %	100 %	7	9
Lufthansa Technik North America Holding Corp., Wilmington, Delaware, USA	100 %	100 %	100	–3
Lufthansa Technik Philippines, Inc., Manila, Philippinen	51 %	51 %	37	3
MARDU Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	100 %	50 %	–10	–4
Orderich Company Ltd., Hong Kong	100 %	100 %	0	0
Riga Catering Service SIA, Riga, Lettland	32 %	58 %	0	0
Shannon Aerospace Ltd., Shannon, Ireland	100 %	100 %	58	3
Sky Chefs Barcelona S.A., Barcelona, Spain	100 %	100 %	7	0
Sky Chefs Madrid S.A., Madrid, Spain	100 %	100 %	–2	–2
Top Flight Taxfree AB, Sigtuna, Sweden	100 %	100 %	1	1
LSG Sky Chefs, Inc., Dover, Delaware, USA	100 %	100 %	223	–294*

The LSG Sky Chefs, Inc. group includes 48 consolidated companies (equity and net profit/loss after taxes of the consolidated group)

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile of the companies in the LSG Sky Chefs, Inc. group	Capital share	Voting right percentage
Agesar Limitada, Santiago de Chile, Chile	100 %	100 %**
Arlington Services de Mexico, S.A. de C.V., Mexico	100 %	100 %**
Arlington Services Holding Corp., Delaware, USA	100 %	100 %**
Arlington Services Panama S.A., Panama	100 %	100 %**
Arlington Services, Inc., Delaware, USA	100 %	100 %**
Arlington Transition Corporation, Delaware, USA	100 %	100 %**
Bahia Catering Ltda., Salvador, Brazil	95 %	95 %**
Caterair Airport Properties, Inc., Delaware, USA	100 %	100 %**
Caterair Australia Pty Limited, Sydney, Australia	100 %	100 %**
Caterair Holdings Corporation, Delaware, USA	2 %	100 %**
Caterair In-Flight Services of V.I., Inc., Virgin Islands, USA	2 %	100 %**
Caterair International Corporation, Delaware, USA	2 %	100 %**
Caterair International Japan Limited, Tokyo, Japan	2 %	100 %**
Caterair Lebanon SAL, Lebanon	100 %	100 %**
Caterair Portugal Assentencia A Bordo, Ltda., Portugal	2 %	76 %**
Caterair Services de Bordo e Hotelania S.A., Rio de Janeiro, Brazil	100 %	100 %**
Caterair Taiwan In-Flight Services Limited, Taiwan	100 %	100 %**
Catersuprimento de Refeicoes, Ltda., Brazil	100 %	100 %**
Chef Solutions Inc., Delaware, USA	100 %	100 %**
Cocina del Aire de Provincia, S.A. de C.V., Mexico	100 %	100 %**
Comercializadora de Services Limitada, Santiago de Chile, Chile	100 %	100 %**
Comisariato de Baja California, S.S. de C.V., Mexico	100 %	100 %**
Comisariatos Gorte, S.A. de C.V., Mexico	100 %	100 %**
I & K Distributors Inc., Ohio, USA	100 %	100 %**
Inversiones Turisticas Aeropuerto Panama, S.A., Panama	100 %	100 %**
LSG Sky Chefs de Venezuela C.A., Caracas, Venezuela	80 %	80 %**
LSG Sky Chefs New Zealand Limited, Delaware, USA	100 %	100 %**
LSG Sky Chefs, Inc., Dover, Delaware, USA	100 %	100 %**
LSG/Sky Chefs do Brasil Catering – Refeicoes Ltda., Brazil	100 %	100 %**
Marriott Export Services, C.A., Venezuela	80 %	100 %**
Marriott International Trade Services, C.A., Venezuela	80 %	100 %**
Orval Kent de Linares, S.A. de C.V., Mexico	100 %	100 %**
Orval Kent Food Company of Linares, Inc., Delaware, USA	100 %	100 %**
Orval Kent Food Company, Inc., Delaware, USA	100 %	100 %**
Orval Kent Food Company, S.A. de C.V., Mexico	100 %	100 %**
Pennant Foods, Inc., Delaware, USA	100 %	100 %**
SC International Services Ireland Limited, Dublin, Ireland	100 %	100 %**
SC International Services, Inc., Delaware, USA	100 %	100 %**
SCIS Air Security Corporation, Wilmington, Delaware, USA	100 %	100 %**
ServCater International Ltda., Sao Paulo, Brazil	90 %	90 %**

***included in the LSG Sky Chefs Inc., Dover, Delaware USA group's accounts*

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile of the companies in the LSG Sky Chefs, Inc. group	Capital share	Voting right percentage
Sky Chefs Argentina, Inc., Delaware, USA	100 %	100 %**
Sky Chefs Canada Company, Toronto, Canada	100 %	100 %**
Sky Chefs Chile S.A., Santiago de Chile, Chile	100 %	100 %**
Sky Chefs De Mexico, S.A. de C.V., Mexico	100 %	100 %**
Sky Chefs de Panama, S.A., Panama City, Panama	100 %	100 %**
Sky Chefs International Corporation, Delaware, USA	100 %	100 %**
Sky Chefs, Inc., Delaware, USA	100 %	100 %**
Western Aire Chef, Inc., Delaware, USA	100 %	100 %**

***included in the LSG Sky Chefs Inc., Dover, Delaware USA group's accounts*

Significant Joint Ventures as at 31 December 2003*

Name, corporate domicile	*Capital share*	*Voting right percentage*
Aircraft Maintenance and Engineering Corp., Beijing, China	40.00 %	50.00 %
Alitalia Maintenance Systems S.p.A., Rome, Italy	40.00 %	40.00 %
Amadeus Global Travel Distribution S.A., Madrid, Spain	*18.28 %*	*27.92 %*
Autobahn Tank & Rast Holding GmbH, Bonn	*30.32 %*	*30.32 %*
Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M.	46.85 %	42.86 %
Opodo Limited, London, Great Britain	19.05 %	19.05 %
Shanghai Pudong International Airport Cargo Terminal Co. Ltd., Shanghai, China	29.00 %	22.22 %
Thomas Cook AG, Oberursel	50.00 %	50.00 %

Significant Associated Companies as at 31 December 2003*

Name, corporate domicile	*Capital share*	*Voting right percentage*
Aerococina S.A. de C.V., Mexico City, Mexico	49.00 %	49.00 %
Aeromar Ltd., Moscow, Russia	49.00 %	49.00 %
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Vienna, Austria	*30.00 %*	*30.00 %*
Airport Restaurants Ltd., Barbados	49.00 %	49.00 %
Antigua Catering Services Ltd., Antigua, Antigua and Barbuda	49.00 %	49.00 %
Barbados Flight Kitchen Ltd., Barbados	49.00 %	49.00 %
BELAC LLC, Wilmington, USA	20.00 %	20.00 %
British Midland plc, Donington Hall, Great Britain	30.00 %	30.00 %
Caterair Airport Services Pty Limited, Sydney, Australia	*49.00 %*	*49.00 %*
CateringPor – Catering de Portugal, S.A., Portugal	49.00 %	49.00 %
China Air Catering Ltd., Hong Kong	50.00 %	50.00 %
CLS Catering Services Ltd., Vancouver, Canada	40.00 %	40.00 %
Cocina de Vuelos S.A. de C.V., El Salvador	49.00 %	49.00 %
Eurowings Luftverkehrs AG, Nuremberg	*24.90 %*	*24.90 %*
Gulf International Caterers, W.L.L., Bahrain	49.00 %	49.00 %
HEICO Aerospace Holdings Corp., Hollywood, USA	20.00 %	20.00 %
Hong Kong Beijing Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Hong Kong Shanghai Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Inflight Holding (Cayman) Ltd., San Salvador, Cayman Islands	49.00 %	49.00 %
Jamestown Investments Ltd., Hong Kong	*37.50 %*	*37.50 %*
LSG Lufthansa Service Hong Kong Ltd., Hong Kong	38.12 %	38.12 %
Nanjing Lukou International Airport LSG Catering Co. Ltd., Nanjing, China	40.00 %	40.00 %
Sancak Havacilik Hizmetleri A.S., Istanbul, Turkey	50.00 %	50.00 %
Siam Flight Services Ltd., Bangkok, Thailand	49.00 %	49.00 %
St. Lucia Catering Services Ltd., St. Lucia	49.00 %	49.00 %
St. Thomas Catering Corp., USA	*33.00 %*	*33.00 %*
Versair In-Flight Services Ltd., Jamaica	24.00 %	24.00 %
Xi'an Aircraft Catering Co. Ltd., Xi'an, China	30.00 %	30.00 %

**Included at equity*